UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 29, 2011

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

•	Enclosure: A press release dated April 27, 2011 announcing Turkcell’s First Quarter 2011 results and Q1 2011 IFRS report.

First Quarter 2011 Results

TURKCELL ILETISIM HIZMETLERI A.S.

FIRST QUARTER 2011 RESULTS

Continued Commitment to the Longer View

Istanbul, Turkey, April27, 2011 – Turkcell (NYSE:TKC, ISE:TCELL), the leading communications and technology company in Turkey, today announced results for the first quarter ended March 31, 2011.All financial results in this press release are unaudited, prepared in accordance with International Financial ReportingStandards (“IFRS”) and expressed in Turkish liras and dollars unless otherwise stated.

Please note that all financial data is consolidated and comprises TurkcellIletisimHizmetleri A.S., (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”). All non-financial data is unconsolidated and comprises Turkcell only. The terms “we”, “us”, and “our” in this press release refer only to the Company, except in discussions of financial data, where such terms refer to the Group, and where context otherwise requires.

First Quarter 2011 Results

Highlights of the Quarter

•	Group revenue registered at TRY2,118.4 million (TRY2,249.0 million)down by 5.8% year-on-year.

•
Turkcell Turkey’s revenues of TRY1,839.8 million (TRY2,016.3 million) fell 8.8% year-on-year. This was mainly due to the negative impactof regulatory changes effective as of April 1, 2010.It was also coupledwith intensified mobile market competition.

•	Mobile internet revenues of TurkcellTurkey continued to grow by 64.4% to TRY151.4 million (TRY92.1 million).

•	The contribution of Group subsidiaries to the top line improved to 13.2% (10.3%). Specifically, Superonline revenues rose27.9% to TRY91.1million (TRY71.2 million).

•	Group EBITDA1declined by 12.0% to TRY625.8 million (TRY711.3 million) and EBITDA margindecreased by 2.1pp to 29.5% (31.6%), mainly due to increasing selling and marketing expenses in Turkey.

•	However, the EBITDA contribution of Group subsidiariesimproved to 13.7% (6.1%) mainly as:

―	Superonline’s EBITDA grew by 145.8% to TRY 14.5 million (TRY5.9 million).

―	Astelitin Ukraine recorded EBITDA of US$18.8 million in Q1 2011, a three-fold increase.

•
Group net income decreased by 21.0% to TRY330.1 million (TRY417.6 million), mainly due to lower EBITDA and was adversely impacted byanadditional provision of TRY55.8 million regarding the tax amnesty application.

•
Turkcell’s 2010 Annual General Assembly was held on April 21, 2011, however the Group’s audited consolidated financial statements for fiscal year 2010, previously approved by the statutory auditors, the audit committee, and the Board of Directors, and also audited by an independent auditing company, were not approved. Consequently, the proposed 75% dividend distribution from 2010 profits could also not be approved.2

(1)EBITDA is a non-GAAP financial measure. See pages13-14for the reconciliation of EBITDA to net cash from operating activities.
(2) Please refer to page 12 for further details.
*In this press release, a year-on-year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for March 31, 2011 refer to the same item as at March 31, 2010. For further details, please refer to our consolidated financial statements and notes as at and for March 31, 2011 which can be accessed via our web site in the investor relations section (www.turkcell.com.tr).
**Please note that the Information and Communication Technologies Authority in Turkey is referred to as “the Telecommunications Authority” herein.

First Quarter 2011 Results

Comments from the CEO, SureyyaCiliv

“In the first quarter of 2011, Turkcell Group recorded revenues of TRY2.1 billion, EBITDA of TRY626 million and net income of TRY330 million.Intensified price-focused competition, as well as the reduction in termination rates by 52% and the maximum price cap by 38%, negatively impacted our financial results compared to the same period of last year.

In order to ensure the sustainability ofincreasing investments in mobile internet, boost customer confidence in the sector and enable market growth, we believe that more rational competition is required.

We differentiate ourselves with investments in our brand, in technology and in customer satisfaction to further sharpen our customer focus and provide new technology solutions.
We will continue to strengthen our leadership through our growing mobile internet business, rising group synergy, in particular through TurkcellSuperonline, and the contribution of our other consolidated subsidiaries. We expect to resume a growth trend starting from the second quarter of this year by defending our valuable subscriber base.

As always, our people remain central to our continued success.  I would like to thank all of our customers, employees, business partners, and shareholders for their continued support.”

OVERVIEW

Competition in the Turkish mobile market intensified in the first quarter of 2011.  Mobile line penetration remained flat at 85% along with the addition of new data lines, while multiple SIM card usage further decreased.

During the quarter, the aggressive pricing environment continued.  Unlimited voice offers were replaced by packages priced at TRY20-30 that featured generous voice, data and SMS incentives from our competitors. This led to a decline in average prices. On the terminal front, contracted handset-bundled offers were available for a negligible additional monthly fee.Furthermore, the competition’s emphasis on port-in offers, specifically aimed at post-paid, necessitated increased dealer incentives and aggressive advertising spending.  All in all, campaigns and tariffs mostly focused on gaining subscriber market shareand growing the topline, once again, at the expense of longer term profitability.

In this intensifying competitive environment, we continued to position Turkcell as a premium offering. We redesigned our tariff structure, launched new services designed to address specific needs of target customer segments and provided additional incentives to strengthen loyalty of our customers. Similarly, we increased our efforts to migrate our customers to contract based offers to ensure long term retention of our valuable customer base. We also continued to strengthen both our brand and our bond with customers, emphasizing our strong value propositions and sales channel.  As a result, despite the highly aggressive pricing environment, we managed to decrease churn rate quarter-on-quarter and record 20% less churn when compared with 2010.

On the data front, our efforts to increase mobile internet users continued, and the number of contracted smartphone sales through our sales channel increased by 211% year-on-year.

First Quarter 2011 Results

This resulted in an increased proportion of smartphones and 3G enabled handsets in our network, together with higher application downloads by 6 times year-on-year to 12 million.

During the quarter, Turkcell Turkey’s mobile internet revenues rose by 64.4% year-on-year to TRY151.4 million. Consequently, the share of mobile internet and service revenues in Turkcell Turkey revenues rose by 4.0 percentage points to 23.0% (19.0%).  The share of our consolidated mobile internet and service revenues rose by 3.6pp to 22.0% (18.4%), a key contributor to portfolio diversification.

In late January 2011, unforeseen intense price competition started in the Turkish mobile market. Our competitors increased their attacks, we believe seeking market share at the expense of profitability. In order to defend our subscriber base and further differentiate Turkcell, we had to lower prices and incur higher operational expenses in an intensely competitive domestic market. We believe that such expenses were justified by our pursuit of longer term returns.

Accordingly, we now expect comparatively lower growth in Group financial results, mainly due to Turkcell Turkey.  In this context, we revise our 2011 target for consolidated revenue toa range of TRY9,300 million - TRY9,600 million, while we aim to achieve EBITDA of TRY2,900 million - TRY3,050 million. For the group capex, we now expect to spend less compared to 2010, at the figure of around TRY1.5 billion. These targets are based on our current expectations regarding the market dynamics and other factors.1

Overview of the Macroeconomic Environment

The foreign exchange rates which have been used in our financial reporting and certain macroeconomic indicators are set out below.

	Q110	Q410	Q111	y/y % chg	q/q % chg
TRY / US$ rate
Closing Rate	1.5215	1.5460	1.5483	1.8%	0.1%
Average Rate	1.5109	1.4717	1.5737	4.2%	6.9%
Consumer Price Index	3.9%	1.6%	1.6%	-	-
GDP Growth	11.7%	9.2%	n.a.	-	-
UAH/ US$ rate
Closing Rate	7.93	7.96	7.96	0.4%	-
Average Rate	7.98	7.93	7.94	(0.5%)	0.1%

(1) For a further discussion of factors that may affect market dynamics and our ability to achieve these targets, see “Forward Looking Statements” below and our Annual Report on Form 20-F for 2010 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein.

First Quarter 2011 Results

Financial and Operational Review of the First Quarter 2011

The following discussion focuses principally on the developments and trends in our business in the first quarter of 2011 in TRY terms. Selected financial information for the first and fourth quarters of 2010, and the first quarter of 2011, both in TRY and US$ prepared in accordance with IFRS, and in TRY prepared in accordance with the Capital Markets Board of Turkey’s standards,are also included at the end of this press release.

Financial Review of Turkcell Group

Profit & Loss Statement (million TRY)	Q110	Q410	Q111	y/y % chg	q/q % chg
Total Revenue	2,249.0	2,186.2	2,118.4	(5.8%)	(3.1%)
Direct cost of revenues1	(1,277.5)	(1,268.6)	(1,249.2)	(2.2%)	(1.5%)
Depreciation and amortization	(255.9)	(297.3)	(278.0)	8.6%	(6.5%)
Gross Margin	43.2%	42.0%	41.0%	(2.2pp )	(1.0pp )
Administrative expenses	(124.4)	(139.3)	(110.3)	(11.3%)	(20.8%)
Selling and marketing expenses	(391.7)	(426.6)	(411.1)	5.0%	(3.6%)
EBITDA2	711.3	649.0	625.8	(12.0%)	(3.6%)
EBITDA Margin	31.6%	29.7%	29.5%	(2.1pp)	(0.2pp)
Net finance income / (expense)	66.1	87.7	37.0	(44.0%)	(57.8%)
Finance expense	(50.2)	(5.4)	(71.6)	42.6%	1,225.9%
Finance income	116.3	93.1	108.6	(6.6%)	16.6%
Share of profit of associates	46.1	40.8	56.7	23.0%	39.0%
Other income / (expense)	(40.3)	(25.7)	(27.9)	(30.8%)	8.6%
Income tax expense	(126.7)	(104.8)	(99.0)	(21.9%)	(5.5%)
Net Income	417.6	368.1	330.1	(21.0%)	(10.3%)
 (1)including depreciation and amortization expenses.
(2) EBITDA is a non-GAAP financial measure. See pages 13-14 for the reconciliation of EBITDA to net cash from operating activities.

Revenue: In Q1 2011, revenues contracted by 5.8% year-on-year to TRY2,118.4million (TRY2,249.0 million). This decline mainlystemmed from the decrease in Turkcell Turkey’s mobile voice revenues,resulting from the sharp decline in interconnection rates and maximum price cap,together with the adverse effects of aggressive competition in Turkey. This was partially compensated by 10.5%growth in the mobile internet & services revenues of Turkcell Turkey, and 19.7% growth in contribution from subsidiaries.

Compared to the previous quarter; consolidated revenues decreased by 3.1%, mainly due to the declining mobile voice revenues of Turkcell Turkey;this was despite the 12.7% increase in Turkcell Turkey’s mobile internet revenues to TRY151.4 million from TRY134.3 million in Q4 2010, and 2.7% growth in contribution from subsidiaries.

Turkcell Turkey’s interconnection revenues decreased to TRY160.9 million from TRY220.9 million in Q1 2010, mainly due to MTR cuts, which led to a decline in the share of interconnection revenues in Turkcell Turkey’s revenues to 8.7% (11.0%).

Direct cost of revenues: including depreciation and amortization decreased by 2.2% to TRY1,249.2 million in Q1 2011 (TRY1,277.5 million). Meanwhile, direct cost of revenues as a percentage of total revenueroseto 59.0% (56.8%). This mainly arose from the increases in depreciation and amortization (up 1.7pp), network-related expenses (up 1.0pp), wages and

First Quarter 2011 Results

salaries (up 0.9pp) and other items (up 0.4pp), which were partially offset by the decrease in interconnection costs (down 1.8pp).

Quarter-on-quarter, direct cost of revenues, including depreciation and amortization as a percentage of total revenue, increased by 1.0 pp from 58.0% in Q4 2010. This was mainly a result of higher interconnection costs (up 1.0 pp), wages and salaries (up 0.4pp) and other items (up 0.1 pp); which were partially compensated by lower depreciation and amortization (down 0.5 pp).

In Q1 2011, Turkcell Turkey’s interconnection costs decreased to TRY180.2million from TRY217.2 million in Q1 2010 which resulted in a decline in Turkcell Turkey’s interconnection costs as a percentage of revenue to 9.8% (10.8%).

Administrative expenses: as a percentage of revenue slightly declined to 5.2% in Q1 2011 (5.5%), mainly due to a decline in bad debt expenses. Compared to the previous quarter, general and administrative expenses as a percentage of revenue fell 1.2 pp from 6.4% in Q4 2010, which mostly resulted from 1.2 pp lower bad debt expenses.

Selling and marketing expenses:as a percentage of revenue increased by 2.0 pp to 19.4% in Q1 2011 (17.4%), resulting mainly from intensified marketing expenses(up 1.0 pp),together with increased wages and salaries (up 0.5pp) and other items (up 0.5 pp).

Quarter-on-quarter, selling and marketing expenses as a percentage of revenue remained almost stable at around 19.4%.

EBITDA: In Q1 2011, EBITDA in nominal terms was at TRY625.8 million (TRY711.3 million), while the EBITDA margin decreased by 2.1 pp to 29.5% (31.6%), mainly due to 2.0 pp higher selling and marketing expenses and 0.4 pp higher direct cost of revenues (excluding depreciation and amortization), which were partially offset by the 0.3 pp lower general and administrative expenses.

Quarter-on-quarter, the EBITDA margin slightly decreased from 29.7% in Q4 2010 to 29.5%. The 1.4 pphigher direct cost of revenues was partially offset by 1.2 pp lower general and administrative expenses.

Net finance income/(expense): decreased to TRY37.0 million in Q1 2011 from TRY66.1 million in Q1 2010, mainly due to additional interest expense regarding tax amnesty application, lower interest income and higher translation loss.

Compared to the previous quarter, net finance income declined from TRY87.7 million in Q4 2010, which mainly stems from a translation loss of TRY24.0 million in Q1 2011, as opposed to a translation gain of TRY24.2 million in Q4 2010. This mainly results from 0.15% depreciation of TRY against US$ in Q1 2011, as opposed to 6.5% depreciation in Q4 2010 which resultedin atranslation gain in Turkcell Turkey in Q4 2010 that was partially offset by a translation loss in subsidiaries.

(1) EBITDA is a non-GAAP financial measure. See pages 13-14 for the reconciliation of EBITDA to net cash from operating activities

First Quarter 2011 Results

Share of profit of equity accounted investees:Our share in the net income of unconsolidated investees, consisting of the net income/(expense) impact of Fintur and A-Tel, rose by 23.0% to TRY56.7 million (TRY46.1 million in Q1 2010),and by 39.0% from TRY40.8 million in Q4 2010, mainly due to the higher net income contribution from Fintur.

The results of our 50%-owned subsidiary A-Tel particularly impacted two items in our financial statements:

•
A-Tel’s revenue generated from Turkcell, amounting to TRY10.2 million in Q1 2011, is netted out from the selling and marketing expenses in our consolidated financial statements in proportion to our ownership.

•
The difference between the total net impact of A-Tel and the amount netted out from selling and marketing expenses amounted to TRY9.1 million in Q1 2011 and is recorded in the ‘share of profit of equity accounted investees’ line of our financial statements.

Income tax expense: The total taxation charge in Q1 2011 decreased to TRY99.0 million (TRY126.7 million). The total tax charge of TRY50.9million was related to current tax charges, while deferred tax expenseof TRY48.1 million was recorded.

	Q110	Q410	Q111	y/y % chg	q/q % chg
Current tax expense	(66.3)	(141.5)	(50.9)	(23.2%)	(64.0%)
Deferred Tax income / (expense)	(60.4)	36.7	(48.1)	(20.4%)	(231.1%)
Income Tax expense	(126.7)	(104.8)	(99.0)	(21.9%)	(5.5%)

Net income: in Q1 2011 was at TRY330.1 million (TRY417.6 million) and was negatively impacted by a TRY55.8 million additional provision regarding the tax amnestyapplication for the special communication tax imposition pertaining to years 2005 and 2006. This was partially compensated by the reversal of the TRY19.9 million fine paid in Q4 2010 with regards to one of our tariffs.

Quarter-on-quarter, net income decreased by 10.3% to TRY330.1 million from TRY368.1 million in Q4 2010.

Total Debt: Consolidated debt amounted to TRY2,790.8 million as of March 31, 2011. TRY878.3 million of this was related to Turkcell’s Ukrainian operations. TRY1,903.4 million of our consolidated debt is at a floating rate and TRY580.5 million will mature within less than a year. During Q1 2011, our debt/annual EBITDA ratio increased to 97.5%.

First Quarter 2011 Results

Consolidated Cash Flow (million TRY)	Q110	Q410	Q111
EBITDA1	711.3	649.0	625.8
LESS:
Capex and License	(366.6)	(630.3)	(181.8)
Turkcell	(180.4)	(234.9)	(94.4)
Ukraine2	(41.3)	(37.3)	(11.4)
Investment & Marketable Securities	42.4	(154.0)	-
Net Interest Income/Expense	74.6	63.4	60.9
Other	(705.6)	492.2	(643.5)
Net Change in Debt	(36.4)	62.4	(50.7)
Dividends paid	-	-	-
Cash Generated	(280.3)	482.7	(189.3)
Cash Balance	4,380.6	5,105.1	4,915.8
(1) EBITDA is a non-GAAP financial measure. See pages13-14for the reconciliation of EBITDA to net cash from operating activities.
(2)The appreciation of reporting currency (TRY) against US$ is included in this line.

Cash Flow Analysis:Capital expenditures in Q1 2011 amounted to TRY181.8million, of which TRY94.4 millionwas related to Turkcell Turkey, TRY11.4million to our Ukrainian operations, TRY43.0 million to Superonline and TRY8.1 million toBeST.

The other item in cash flow mainly includes the corporate tax payment of TRY133 million for Turkcell Turkey and frequency usage fee payment of TRY230 millionfor the following months in 2011.

Operational Review in Turkey

Summary of Operational Data	Q110	Q410	Q111	y/y % chg	q/q % chg

Number of total subscribers (million)	34.3	33.5	33.1	(3.5%)	(1.2%)
Number of postpaid subscribers (million)	9.3	10.1	10.4	11.8%	3.0%
Number of prepaid subscribers (million)	24.9	23.3	22.7	(8.8%)	(2.6%)

ARPU (Average Monthly Revenue per User), blended (US$)	12.8	12.9	11.7	(8.6%)	(9.3%)
ARPU, postpaid (US$)	26.5	26.0	24.1	(9.1%)	(7.3%)
ARPU, prepaid (US$)	7.7	7.3	6.2	(19.5%)	(15.1%)

ARPU, blended (TRY)	19.4	18.9	18.4	(5.2%)	(2.6%)
ARPU, postpaid (TRY)	40.4	38.2	37.9	(6.2%)	(0.8%)
ARPU, prepaid (TRY)	11.6	10.8	9.8	(15.5%)	(9.3%)

Churn (%)	11.1%	9.4%	9.3%	(1.8 pp)	(0.1pp)

MOU (Average Monthly Minutes of usage per subscriber), blended	153.3	194.9	192.5	25.6%	(1.2%)

Subscribers: As of March 31, 2011, our subscriber base for Turkcell Turkey totaled 33.1 million (34.3 million), down by 3.5% year-on-year. The composition of the subscriber base improved in favor of the postpaid component to 31.4% (27.1%), in line with our value focus, and was positively affected by switches from the prepaid to the postpaid segment and net

First Quarter 2011 Results

additions on data cards. We registered 227,500 net new postpaid subscribers in Q1 2011, due to the redesign of postpaid packages and attractive acquisition offers.

In 2011, we intend to maintain our high value subscriber base with a focus on further growth of our postpaid subscriber base.

Churn Rate: Churn refers to voluntarily and involuntarily disconnected subscribers. In the first quarter of 2011, our churn rate decreased to 9.3% from 11.1% a year ago, mainly due to our focus on retention campaigns.

MoU:Our blended minutes of usage per subscriber (“MoU”) increased to 192.5 minutes.This was up by 25.6% compared to Q1 2010, and driven by the effective and successful communication of our campaigns and tariffs aimed at all segments.

In 2011, we intend to continue to pursue healthy growth in usage as our successful incentives and loyalty programs continue.

ARPU: Blended average revenue per user (“ARPU”) in TRY terms decreased by 5.2% to TRY18.4 compared to Q1 2010. This was mostly due to the negative impact of declining MTRs, the reduction of the maximum price capand other regulatory decisions, as well as to the dilutive impact of prepaid to postpaid switches. Aggressive offers in all segments ofthe market also impacted ARPU negatively.

Postpaid ARPU in TRY terms fell by 6.2% to TRY37.9due to the negative impact of regulatory decisions. We minimized this negative effect through new tariff launches and redesigns.Prepaid ARPU shed 15.5% to TRY9.8 in Q1 2011 due to increased usage of lower TRY cards.

Other Domestic and International Operations

Superonline

Superonline, our wholly-owned subsidiary, provides fixed broadband services by investing in the build-up of a fiber-optic network.

Summary data for Superonline	Q110	Q410	Q111	y/y % chg	q/q % chg
Revenue (TRY million)	71.2	92.0	91.1	27.9%	(1.0%)
EBITDA1 (TRY million)	5.9	5.4	14.5	145.8%	168.5%
EBITDA margin	8.3%	5.8%	16.0%	7.7pp	10.2pp
Capex (TRY million)	74.4	227.7	43.0	(42.2%)	(81.1%)
(1)EBITDA is a non-GAAP financial measure. See pages 13-14 for the reconciliation of Superonline’s EBITDA to net cash from operating activities.

In Q1 2011, Superonline’s fiber-optic network reached 637,000 home passes (HP).

Superonline’s share in Turkcell’s transmission costs reached 51% in Q1 2011, while the share of non-group revenues was 61% with 36.0% growth year-on-year.

Superonline’s contribution to Turkcell’s financials continued to improve, recording 27.9% year-on-year revenue growth in Q1 2011, which mainly arose from the increasing share in Turkcell’s transmission cost.

First Quarter 2011 Results

In Q1 2011, Superonline continued to focus on the higher-margin residential segment, lifting its related revenues by 102.7% year-on-year. Corporate segment revenues grew by 14%, leveraging the strengths of the Turkcell Group.

In the meantime, EBITDA climbed 145.8% year-on-year and the EBITDA margin improved by 7.7pp, mainly due to the increasing share of revenues generated from Superonline’sinfrastructure,which has reached 55% as of Q1 2011, as well as effective cost management.

Astelit

Astelit, in which we hold a 55% stake through Euroasia, has operated in Ukraine since February 2005 under the brand “life:)”.

Summary Data for Astelit	Q110	Q410	Q111	y/y % chg	q/q % chg

Number of subscribers (million)
Total	11.9	9.1	8.7	(26.9%)	(4.4%)
Active (3 months)1	8.0	6.1	6.1	(23.8%)	-

MoU (minutes)	156.2	206.8	218.6	39.9%	5.7%

Average Revenue per User (ARPU) in US$
Total	2.3	2.9	2.9	26.1%	-
Active (3 months)	3.5	4.4	4.3	22.9%	(2.3%)

Revenue (UAH million)	662.8	648.3	621.5	(6.2%)	(4.1%)

Revenue (US$ million)	83.0	81.8	78.2	(5.8%)	(4.4%)
EBITDA2(US$ million)	5.8	16.9	18.8	224.1%	11.2%
EBITDA margin	7.0%	20.6%	24.0%	17.0pp	3.4pp
Net Loss (US$ million)	(26.5)	(30.9)	(24.4)	(7.9%)	(21.0%)
Capex (US$ million)	27.1	21.4	7.4	(72.7%)	(65.4%)
(1)Active subscribers are those who in the past three months made a transaction which brought revenue to the Company.
(2)EBITDA is a non-GAAPfinancial measure. See pages 13-14 for the reconciliation of Euroasia’s EBITDA to net cash from operating activities. Euroasia holds 100% stake in Astelit.

Astelit’s revenue decreased by 5.8% to US$78.2 million compared to Q1 2010. In local currency terms, revenues decreased by 6.2% year-on-year.  This decrease chiefly resulted from the closure of our non-profitable carrier business together with the lower interconnect revenues due to decline in MTRs.

Astelit recorded EBITDA of US$18.8 million in Q1 2011 indicating a three-fold increase compared to a year ago. The EBITDA margin climbed 17.0pp to 24.0% from 7.0% in Q1 2010, mostly due to lower selling and marketing expenses, together with tariff redesigns which resulted in lower interconnection costs.

Astelit’s subscribers declined to 8.7 million for the period from 11.9 million a year ago, mainly because of the change in subscriber definition and churn in 2010, aimed at closer monitoring of value adding subscriber behavior. The 3 month active subscriber base was flat at 6.1 million compared to year end 2010.

Three month active ARPU increased by 22.9% year-on-year. MoU increased by 39.9% to 218.6minutes.

First Quarter 2011 Results

Fintur

Turkcell holds a 41.45% stake in Fintur and through Fintur has interests in mobile operations in Kazakhstan, Azerbaijan, Moldova, and Georgia.

FINTUR	Q110	Q410	Q111	y/y % chg	q/q % chg

Subscriber (million)
Kazakhstan	7.5	8.9	9.4	25.3%	5.6%
Azerbaijan	4.0	4.0	4.0	-	-
Moldova	0.7	0.9	1.0	42.9%	11.1%
Georgia	1.9	2.0	2.1	10.5%	5.0%
TOTAL	14.1	15.9	16.5	17.0%	3.8%
Revenue (US$ million)
Kazakhstan	208	283	274	31.7%	(3.2%)
Azerbaijan	117	131	123	5.1%	(6.1%)
Moldova	14	19	16	14.3%	(15.8%)
Georgia	39	34	33	(15.4%)	(2.9%)
Other1	1	2	2	100.0%	-
TOTAL	378	470	448	18.5%	(4.7%)

(1)Includes intersegment eliminations

(US$ million)	Q110	Q410	Q111	y/y % chg	q/q % chg
Fintur’s contribution to Turkcell Group’s net income	36.6	36.7	42.2	15.3%	15.0%

In Q1 2011, Fintur generally maintained its market positions and added approximately 600,000 net new subscribers with its total subscriber base reaching 16.5 million. Fintur’s consolidated revenue increased by 18.4% year-on-year to US$448 million in Q1 2011.

We account for our investment in Fintur using the equity method. Fintur’s contribution to net income increased to TRY66.5 million (US$42.2 million) in Q1 2011 from TRY55.4 million (US$36.6 million) a year ago.

First Quarter 2011 Results

Turkcell Annual General Assembly Dated April 21, 2011

Turkcell’s 2010 Annual General Assembly was held on April 21, 2011 at the Company headquarters. At the meeting, the Balance Sheet and Profit/Loss Statements of fiscal year 2010, previously approved by the statutory auditors, the audit committee, and the Board of Directors, as well as audited by an independent audit firm, in addition, the proposed 75% dividend distribution from 2010 profits were not approved. The entire Board of Directors and the statutory auditors were not released, and statutory auditors whose term had expired were not replaced.

At the General Assembly, the proposal of Sonera Holding B.V., which represents 13.07% of the Company, to add a new clause to the agenda pertaining to the removal of the Chairman, and the election of a new candidate, was rejected by Government Commissioners under the provisions of Turkish Commercial Law Article 369 (items not appearing on a previously announced General Assembly agenda cannot be discussed). Consequently, the representative of Turkcell Holding A.Ş., which holds a 51% stake in the Company, decided to abstain from voting on all agenda items due to the rejection of adding the additional agenda item. Turkcell Holding A.Ş.’ representative noted that this rejection would violate the minority shareholder’s rights, and therefore the representative duly abstained from voting on all agenda items.

Sonera Holding B.V. which holds 13.07% direct shares in Turkcell and additionally holds a 47.09% stake in Turkcell Holding A.Ş., voted against approval of the Balance Sheet and Profit/Loss Statements for the fiscal year of 2010, against the release of the statutory auditors, and against their replacement, against the Board of Directors’ dividend distribution proposal.

Because each of the items on the agenda requires approval by a simple majority of the shareholders present under Turkish law, none of the items on the agenda, excluding establishment of the presidency board and authorizing the presidency board for the signature of minutes of meeting, were approved.

In particular, the Balance Sheet and Profit/Loss Statements for fiscal year 2010, previously approved by the statutory auditors, the audit committee, and the Board of Directors, and also audited by an independent auditing company, were not approved. Consequently, the proposed 75% dividend distribution from 2010 profits could also not be approved. For this reason, and as made public at the dividend proposal of the Board of Directors, the proposed dividend payment scheduled for May 16 will not be made. The above-mentioned situation is of direct importance for all our shareholders, not least the minority shareholders who hold 34.69% stake.

Our Company Chairman has submitted the requisite application to legally appoint the statutory auditors not appointed at the General Assembly. Separately, our Company Chairman and CEO have initiated the necessary discussions to resolve the disputes. Meanwhile, our Board of Directors and Company management remain in office, and continue to execute operations.

First Quarter 2011 Results

As the sole Turkish company dually listed on the NYSE and ISE, we will continue to execute the corporate governance principles in line with national and international best-practice standards and regulations through our maximized transparency.

Reconciliation of Non-GAAP Financial Measures

We believe that EBITDA is a measure commonly used by companies, analysts and investors in the telecommunications industry, which enhances the understanding of our cash generation ability and liquidity position and assists in the evaluation of our capacity to meet our financial obligations. We also use EBITDA as an internal measurement tool and, accordingly, we believe that the presentation of EBITDA provides useful and relevant information to analysts and investors.

Our EBITDA definition includes Revenue, Direct Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses and Administrative expenses, but excludes translation gain/(loss), finance income, share of profit of equity accounted investees, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense).
EBITDA is not a measure of financial performance under IFRS and should not be construed as a substitute for net earnings (loss) as a measure of performance or cash flow from operations as a measure of liquidity.

The following table provides a reconciliation of EBITDA, which is a non-GAAP financial measure, to net cash from operating activities, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS.

TURKCELL* US$ million	Q110	Q410	Q111	y/y % chg	q/q % chg

EBITDA	470.7	441.9	397.7	(15.5%)	(10.0%)
Income tax expense	(83.9)	(71.3)	(62.9)	(25.0%)	(11.8%)
Other operating income/(expense)	(26.5)	(17.4)	(17.6)	(33.6%)	1.1%
Financial income	3.5	1.5	0.6	(82.9%)	(60.0%)
Financial expense	(26.1)	(35.8)	(29.9)	14.6%	(16.5%)
Net increase/(decrease) in assets and liabilities	(394.3)	124.5	(339.1)	(14.0%)	(372.4%)
Net cash from operating activities	(56.6)	443.4	(51.2)	(9.5%)	(111.5%)

Superonline TRY million	Q110	Q410	Q111	y/y % chg	q/q % chg

EBITDA	5.9	5.4	14.5	145.8%	168.5%
Other operating income/(expense)	(0.8)	0.2	0.1	(112.5%)	(50.0%)
Finance income	1.2	(28.1)	0.8	(33.3%)	(102.8%)
Finance expense	(6.2)	22.1	(9.4)	51.6%	(142.5%)
Net increase/(decrease) in assets and liabilities	(43.9)	26.6	(83.8)	90.9%	(415.0%)
Net cash from operating activities	(43.8)	26.2	(77.8)	77.6%	(396.9%)

First Quarter 2011 Results

EUROASIA (Astelit) US$ million	Q110	Q410	Q111	y/y % chg	q/q % chg

EBITDA	5.8	16.9	18.8	224.1%	11.2%
Other operating income/(expense)	-	(1.6)	0.1	-	(106.3%)
Finance income	0.2	0.1	0.2	-	100.0%
Finance expense	(14.3)	(13.7)	(14.2)	(0.7%)	3.6%
Net increase/(decrease) in assets and liabilities	26.3	33.2	2.9	(89.0%)	(91.3%)
Net cash from operating activities	18.0	34.9	7.8	(56.7%)	(77.7%)

(*): The Company for March 31, 2010 has revised the manner in which it accounts for the impact of changes in foreign exchange rates in its statement of cash flows and has revised its presentation of prior periods, resulting in a change in the allocation of the impact of foreign exchange rate changes among “Operating activities”, “Effects of foreign exchange on statement of financial position items” and “Effect of foreign exchange rate changes on cash” in the statement of cash flows. For further information on such changes, please refer to our consolidated financial statements and notes as at and for March 31, 2011 which can be accessed via our web site in the investor relations section (www.turkcell.com.tr).

Turkcell Group Subscribers

We had approximately 60.4 million subscribers as of March 31, 2011. This figure is calculated by taking the number of subscribers in Turkcell and each of our subsidiaries and unconsolidated investees. It includes the total number of mobile subscribers in Astelit and BeST, as well as in our operations in the Turkish Republic of Northern Cyprus (“Northern Cyprus”) and Fintur. In the past, when presenting our total group subscribers, we have given this figure on a proportional basis, adjusted to reflect our ownership interest in each subsidiary. We believe that presenting total subscribers is a good indicator of our Group’s reach, and intend to use this new calculation method going forward.

Turkcell Group subscribers declined by 1.6 million for the period compared to the previous year, mainly due to the subscriber decline in Astelit and Turkcell Turkey.

Turkcell Group Subscribers (million)	Q110	Q410	Q111	y/y % chg	q/q % chg

Turkcell	34.3	33.5	33.1	(3.5%)	(1.2%)
Ukraine	11.9	9.1	8.7	(26.9%)	(4.4%)
Fintur	14.1	15.9	16.5	17.0%	3.8%
Northern Cyprus	0.3	0.4	0.4	33.3%	-
Belarus	1.4	1.5	1.7	21.4%	13.3%
TURKCELL GROUP	62.0	60.4	60.4	(2.6%)	-

Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995.  All statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy may constitute forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe” or “continue.”

First Quarter 2011 Results

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct.  All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2010 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein.

We undertake no duty to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

www.turkcell.com.tr

ABOUT TURKCELL

Turkcell is the leading communications and technology company in Turkey with 33.1 million subscribers and a market share of approximately 54% as of March 31, 2011 (Source: Our estimations, operators’ and Authority’s announcements). Turkcell is a leading regional player, with market leadership in five of the nine countries in which it operates with its approximately 60.4 million subscribers as of March 31, 2011. Turkcell reported a TRY2.1 billion (US$1.3 billion) net revenue with total assets of TRY15.2 billion (US$9.8 billion) as of March 31, 2011.  Turkcell covers approximately 83% of the Turkish population through its 3G and 99.07% through its 2G technology supported network. It has become one of the first among the global operators to have implemented HSDPA+ and achieved a 42.2 Mbps speed using the HSPA multi carrier solution. Turkcell has been listed on the NYSE and the ISE since July 2000, and is the only NYSE-listed company in Turkey.  51.00% of Turkcell’s share capital is held by Turkcell Holding, 0.05% by Cukurova Holding, 13.07% by Sonera Holding and 1.19% by others, while the remaining 34.69% is free float. Read more at http://www.turkcell.com.tr/en

For further information please contact Turkcell

Corporate Affairs
KorayÖztürkler, Chief Corporate Affairs Officer
Tel: +90-212-313-1500
Email: koray.ozturkler@turkcell.com.tr

Investors:	Media:
NihatNarin, Investor and International Media Relations Tel: + 90-212-313-1244 Email: nihat.narin@turkcell.com.tr investor.relations@turkcell.com.tr	FilizKaragulTuzun, Corporate Communications Tel: + 90-212-313-2304 Email: filiz.karagul@turkcell.com.tr

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

	Note	31 March 2011	31 December 2010
Assets
Property, plant and equipment	12	3,034,108	3,068,021
Intangible assets	13	1,668,491	1,709,311
GSM and other telecommunication operating licenses		936,176	955,703
Computer software		533,922	547,607
Other intangible assets		198,393	206,001
Investments in equity accounted investees	14	443,145	399,622
Other investments	15	33,799	33,849
Due from related parties	33	656	1,044
Other non-current assets	16	98,243	107,277
Trade receivables	18	41,077	35,024
Deferred tax assets	17	3,755	2,876
Total non-current assets		5,323,274	5,357,024

Inventories		22,842	24,386
Other investments	15	1,878	8,201
Due from related parties	33	62,305	88,897
Trade receivables and accrued income	18	827,149	816,151
Other current assets	19	373,067	197,740
Cash and cash equivalents	20	3,175,041	3,302,163
Total current assets		4,462,282	4,437,538

Total assets		9,785,556	9,794,562

Equity
Share capital	21	1,636,204	1,636,204
Share premium	21	434	434
Capital contributions	21	22,772	22,772
Reserves	21	(657,462)	(660,121)
Retained earnings	21	5,467,180	5,258,327
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS		6,469,128	6,257,616
Non-controlling interests	21	(33,900)	(24,019)

Total equity		6,435,228	6,233,597

Liabilities
Loans and borrowings	24	1,427,575	1,407,316
Employee benefits	25	31,773	29,742
Provisions	27	58,377	57,055
Other non-current liabilities	23	155,972	160,832
Deferred tax liabilities	17	124,742	93,105
Total non-current liabilities		1,798,439	1,748,050

Bank overdraft	20	6,473	5,896
Loans and borrowings	24	374,935	430,205
Income taxes payable	11	40,319	96,080
Trade and other payables	28	797,748	951,976
Due to related parties	33	11,325	10,760
Deferred income	26	162,534	164,186
Provisions	27	158,555	153,812
Total current liabilities		1,551,889	1,812,915

Total liabilities		3,350,328	3,560,965

Total equity and liabilities		9,785,556	9,794,562

The notes on page 7 to 111 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

		Three months ended 31 March
	Note	2011	2010

Revenue	7	1,346,398	1,488,182
Direct costs of revenue		(793,910)	(845,209)
Gross profit		552,488	642,973

Other income		18,392	6,242
Selling and marketing expenses		(261,287)	(259,231)
Administrative expenses		(70,120)	(82,295)
Other expenses	8	(36,123)	(32,570)
Results from operating activities		203,350	275,119

Finance income	10	68,915	77,054
Finance costs	10	(45,597)	(33,340)
Net finance income		23,318	43,714

Share of profit of equity accounted investees	14	36,025	30,494
Profit before income tax		262,693	349,327

Income tax expense	11	(62,928)	(83,866)
Profit for the period		199,765	265,461

Profit attributable to:
Owners of Turkcell Iletisim Hizmetleri AS		209,616	276,746
Non-controlling interest		(9,851)	(11,285)
Profit for the period		199,765	265,461

Basic and diluted earnings per share	22	0.10	0.13
(in full USD)

The notes on page 7 to 111 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

	Three months ended 31 March
	2011	2010

Profit for the period	199,765	265,461

Other comprehensive income/(expense):
Foreign currency translation differences	2,404	(62,556)
Net change in fair value of available-for-sale securities	-	(816)
Income tax on other comprehensive (expense)/income	(538)	91
Other comprehensive income/(expense) for the period, net of income tax	1,866	(63,281)

Total comprehensive income for the period	201,631	202,180

Total comprehensive income/(expense) attributable to:
Owners of Turkcell Iletisim Hizmetleri AS	211,512	213,550
Non-controlling interest	(9,881)	(11,370)
Total comprehensive income for the period	201,631	202,180

The notes on page 7 to 111 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

	Attributable to equity holders of the Company
	Share Capital	Capital Contribution	Share Premium	Legal Reserves	Fair Value Reserve	Reserve for Non-Controlling Interest Put Option	Translation Reserve	Retained Earnings	Total	Non-Controlling Interest	Total Equity

Balance at 1 January 2010	1,636,204	22,772	434	484,291	1,318	(250,834)	(746,870)	4,712,254	5,859,569	36,632	5,896,201
Total comprehensive income
Profit for the period	-	-	-	-	-	-	-	276,746	276,746	(11,285)	265,461
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	-	(62,380)	-	(62,380)	(85)	(62,465)
Net change in fair value of available-for-sale securities, net of tax	-	-	-	-	(816)	-	-	-	(816)	-	(816)
Total other comprehensive income/(expense)	-	-	-	-	(816)	-	(62,380)	-	(63,196)	(85)	(63,281)
Total comprehensive income/(expense)	-	-	-	-	(816)	-	(62,380)	276,746	213,550	(11,370)	202,180
Change in non-controlling interest	-	-	-	-	-	-	-	-	-	(477)	(477)
Balance at 31 March 2010	1,636,204	22,772	434	484,291	502	(250,834)	(809,250)	4,989,000	6,073,119	24,785	6,097,904
Total comprehensive income
Profit for the period	-	-	-	-	-	-	-	893,430	893,430	(31,930)	861,500
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	(461)	(121,830)	-	(122,291)	(350)	(122,641)
Net change in fair value of available-for-sale securities, net of tax	-	-	-	-	(502)	-	-	-	(502)	-	(502)
Total other comprehensive income/(expense)	-	-	-	-	(502)	(461)	(121,830)	-	(122,793)	(350)	(123,143)
Total comprehensive income/(expense)	-	-	-	-	(502)	(461)	(121,830)	893,430	770,637	(32,280)	738,357
Increase in legal reserves	-	-	-	50,652	-	-	-	(50,652)	-	-	-
Dividends paid	-	-	-	-	-	-	-	(573,451)	(573,451)	(17,090)	(590,541)
Change in non-controlling interest	-	-	-	-	-	-	-	-	-	566	566
Change in reserve for non-controlling interest put option	-	-	-	-	-	(12,689)	-	-	(12,689)	-	(12,689)
Balance at 31 December 2010	1,636,204	22,772	434	534,943	-	(263,984)	(931,080)	5,258,327	6,257,616	(24,019)	6,233,597

Balance at 1 January 2011	1,636,204	22,772	434	534,943	-	(263,984)	(931,080)	5,258,327	6,257,616	(24,019)	6,233,597
Total comprehensive income
Profit for the period	-	-	-	-	-	-	-	209,616	209,616	(9,851)	199,765
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	(48)	1,944	-	1,896	(30)	1,866
Total other comprehensive income/(expense)	-	-	-	-	-	(48)	1,944	-	1,896	(30)	1,866
Total comprehensive income/(expense)	-	-	-	-	-	(48)	1,944	209,616	211,512	(9,881)	201,631
Increase in legal reserves	-	-	-	763	-	-	-	(763)	-	-	-
Balance at 31 March 2011	1,636,204	22,772	434	535,706	-	(264,032)	(929,136)	5,467,180	6,469,128	(33,900)	6,435,228

The notes on page 7 to 111 are an integral part of these consolidated financial statements.

TURKCELL DAHİLİ
TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

		Three months 31 March
	Note	2011	2010
Cash flows from operating activities
Profit for the period		199,765	265,461
Adjustments for:
Depreciation and impairment of fixed assets	12	119,293	111,440
Amortization of intangible assets	13	57,335	57,814
Net finance (income)	10	(42,944)	(54,742)
Income tax expense	11	62,928	83,866
Share of profit of equity accounted investees		(42,517)	(38,152)
(Gain)/loss on sale of property, plant and equipment		94	(72)
Unrealised foreign exchange gain and loss on operating assets		15,806	1,778
Provision for impairment of trade receivables	18	15,865	25,988
Deferred income	27	(1,408)	(51,488)
		384,217	401,893

Change in trade receivables	18	(34,079)	(83,857)
Change in due from related parties	33	26,783	14,210
Change in inventories		1,508	2,804
Change in other current assets	19	(173,520)	(169,346)
Change in other non-current assets	16	7,817	(24,125)
Change in due to related parties	33	579	1,638
Change in trade and other payables		(142,871)	(82,888)
Change in other current liabilities		(14,758)	(32,562)
Change in other non-current liabilities	23	(11,980)	(767)
Change in employee benefits	25	2,075	2,306
Change in provisions	27	5,656	12,368
		51,427	41,674

Interest paid		(13,549)	(13,559)
Income tax paid		(89,107)	(84,728)
Net cash used in operating activities		(51,229)	(56,613)
Cash flows from investing activities
Acquisition of property, plant and equipment		(90,759)	(165,427)
Acquisition of intangible assets	12	(25,354)	(73,064)
Proceeds from sale of property, plant and equipment	13	-	848
Proceeds from currency option contracts		1,859	5,562
Payment of currency option contracts premium		(615)	(3,895)
Proceeds from sale of available-for-sale securities		7,999	27,860
Acquisition of available-for-sale securities		(1,721)	-
Interest received		65,540	70,043
Net cash used in investing activities		(43,051)	(138,073)

Cash flows from financing activities
Proceeds from issuance of loans and borrowings		93,316	165,508
Repayment of borrowings		(126,452)	(169,816)
Change in non-controlling interest		-	(476)
Net cash used in financing activities		(33,136)	(4,784)

Net decrease in cash and cash equivalents		(127,416)	(199,470)
Cash and cash equivalents at 1 January	20	3,296,267	3,090,242
Effects of foreign exchange rate fluctuations on cash and cash equivalents		(283)	(17,980)

Cash and cash equivalents at 31 March	20	3,168,568	2,872,792

The notes on page 7 to 111 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Turkcell Plaza, Mesrutiyet Caddesi No: 71, 34430 Tepebasi/Istanbul. It is engaged in establishing and operating a Global System for Mobile Communications (“GSM”) network in Turkey and regional states.

In April 1998, the Company signed a license agreement (the “2G License”) with the Ministry of Transportation and Communications of Turkey (the “Turkish Ministry”), under which it was granted a 25 year GSM license in exchange for a license fee of $500,000. The License permits the Company to operate as a stand-alone GSM operator and releases it from some of the operating constraints in the Revenue Sharing Agreement, which was in effect prior to the 2G License. Under the 2G License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Undersecretariat of Treasury (the “Turkish Treasury”) a treasury share equal to 15% of its gross revenue from Turkish GSM operations. The Company continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers. Following the 3G tender held by the Information Technologies and Communications Authority (“ICTA”) regarding the authorization for providing IMT-2000/UMTS services and infrastructure, the Company has been granted the A-Type license (the “3G License”) providing the widest frequency band, at a consideration of EUR 358,000 (excluding Value Added Tax (“VAT”)). Payment of the 3G license was made in cash, following the necessary approvals, on 30 April 2009.

On 25 June 2005, the Turkish Government declared that GSM operators are required to pay 10% of their existing treasury share to the Turkish Ministry as a universal service fund contribution in accordance with Law No: 5369. As a result, starting from 30 June 2005, the Company pays 90% of the treasury share to the Turkish Treasury and 10% to the Turkish Ministry as universal service fund.

In July 2000, the Company completed an initial public offering with the listing of its ordinary shares on the Istanbul Stock Exchange and American Depositary Shares, or ADSs, on the New York Stock Exchange.

As at 31 March 2011, two significant founding shareholders, Sonera Holding BV and Cukurova Group, directly and indirectly, own approximately 37.1% and 13.8%, respectively of the Company’s share capital and are ultimate counterparties to a number of transactions that are discussed in the related parties footnote. On the basis of publicly available information, Alfa Group, which previously held, indirectly through Cukurova Telecom Holdings Limited and Turkcell Holding AS, 13.2% of the Company’s shares, has reduced its stake to 4.99% following litigation with Telenor ASA (“Telenor Group”). On the basis of publicly available information, it is understood that Alfa Group sold 62.2% of its holdings in Alfa Telecom Turkey Limited (“ATTL”) to Visor Group affiliate Nadash International Holdings Inc. (“Nadash”) and Alexander Mamut’s Henri Services Limited (“HSL”) and in July 2010, repurchased these shares.

The consolidated interim financial statements of the Company as at and for the three months ended 31 March 2011 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in one associate and one joint venture. Subsidiaries of the Company, their locations and their business are given in Note 34. The Company’s and each of its subsidiaries’, associate’s and joint venture’s interim financial statements are prepared as at and for the three months ended 31 March 2011.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

2.	Basis of preparation

(a)	Statement of compliance

The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

The Company selected the presentation form of “function of expense” for the statement of income in accordance with IAS 1 “Presentation of Financial Statements”.

The Company reports cash flows from operating activities by using the indirect method in accordance with IAS 7 “Statement of Cash Flows”, whereby profit or loss is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated with investing or financing cash flows.

Authority for restatement and approval of consolidated financial statements belongs to the Board of Directors. Consolidated financial statements are approved by the Board of Directors by the recommendation of Audit Committee of the Company.

The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.

The Group’s consolidated interim financial statements as at and for the period ended 31 March 2011 were approved by the Board of Directors on 27 April 2011.

(b)	Basis of measurement

The accompanying consolidated financial statements are based on the statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRSs as issued by the IASB. They are prepared on the historical cost basis adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005, except that the following assets and liabilities are stated at their fair value: put option liability, derivative financial instruments and financial instruments classified as available-for-sale. The methods used to measure fair value are further discussed in Note 4.

(c)	Functional and presentation currency

The consolidated financial statements are presented in US Dollars (“USD” or “$”), rounded to the nearest thousand. Moreover, all financial information expressed in Turkish Lira (“TL”), Euro (“EUR”), Ukranian Hryvnia (“HRV”) and Swedish Krona (“SEK”) has been rounded to the nearest thousand. The functional currency of the Company and its consolidated subsidiaries located in Turkey and Turkish Republic of Northern Cyprus is TL. The functional currency of Euroasia Telecommunications Holding BV (“Euroasia”) and Financell BV (“Financell”) is USD. The functional currency of East Asian Consortium BV (“Eastasia”), Beltur BV, Surtur BV and Turkcell Europe GmbH (“Turkcell Europe”) is EUR. The functional currency of LLC Astelit (“Astelit”), LLC Global Bilgi (“Global LLC”) and UkrTower LLC (“UkrTower”) is HRV. The functional currency of Belarusian Telecommunications Network (“Belarusian Telecom”) and FLLC Global Bilgi (“Global FLLC”) is Belarusian Roubles (“BYR”). The functional currency of Azerinteltek QSC (“AzerInteltek”) is Azerbaijan Manat.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

2.	Basis of preparation (continued)

(d)	Use of estimates and judgments

The preparation of interim financial statements in conformity with IAS 34 “Interim Financial Reporting” requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated  financial statements are described in Notes 4 and 32 and detailed analysis with respect to accounting estimates and critical judgments of allowance for doubtful receivables, useful lives or expected patterns of consumption of the future economic benefits embodied in depreciable assets, commission fees,  revenue recognition and income taxes are provided below:

Key sources of estimation uncertainty

In Note 29, detailed analysis is provided for the foreign exchange exposure of the Group and risks in relation to foreign exchange movements.

Critical accounting judgments in applying the Group’s accounting policies

Certain critical accounting judgments in applying the Group’s accounting policies are described below:

Allowance for doubtful receivables

The Group maintains an allowance for doubtful receivables for estimated losses resulting from the inability of the Group’s subscribers and customers to make required payments. The Group bases the allowance on the likelihood of recoverability of trade and other receivables based on the aging of the balances, historical collection trends and general economic conditions. The allowance is periodically reviewed. The allowance charged to expenses is determined in respect of receivable balances, calculated as a specified percentage of the outstanding balance in each aging group, with the percentage of the allowance increasing as the aging of the receivable becomes longer.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

2.	Basis of preparation (continued)

(d)	Use of estimates and judgments (continued)

Critical accounting judgments in applying the Group’s accounting policies (continued)

Useful lives of assets

The economic useful lives of the Group’s assets are determined by management at the time the asset is acquired and regularly reviewed for appropriateness. The Group defines useful life of its assets in terms of the assets’ expected utility to the Group. This judgment is based on the experience of the Group with similar assets. In determining the useful life of an asset, the Group also follows technical and/or commercial obsolescence arising on changes or improvements from a change in the market. The useful lives of the licenses are based on the duration of the license agreements.

In accordance with IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets”, the residual value and the useful life of an asset shall be reviewed at least at each financial year-end and, if expectations differ from previous estimates, the change(s) shall be accounted for as a change in an accounting estimate in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”.

Commission fees

Commission fees relate to services performed in relation to betting games where the Group acts as an agent in the transaction rather than as a principal. In April 2009, the IASB issued amendments to the illustrative guidance in the appendix to IAS 18 “Revenue” in respect of identifying an agent versus a principal in a revenue-generating transaction. Based on this guidance; management considered the following factors in distinguishing between an agent and a principal:

•	The Group does not take the responsibility for fulfilment of the games.
•	The Group does not collect the proceeds from the final customer and it does not bear the credit risk.
•	The Group earns a pre-determined percentage of the total turnover.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

2.	Basis of preparation (continued)

(d)	Use of estimates and judgments (continued)

Critical accounting judgments in applying the Group’s accounting policies (continued)

Revenue recognition

In arrangements which include multiple elements, the Group considers the elements to be separate units of accounting in the arrangement. Total arrangement consideration relating to the bundled contracts is allocated among the different units according the following criteria:

•	the component has standalone value to the customer and
•	the fair value of the component can be measured reliably.

The arrangement consideration is allocated to each deliverable in proportion to the fair value of the individual deliverables. If a delivered element of a transaction is not a separately identifiable component, then it is accounted for as an integrated part of the remaining components of the transaction.

Income taxes

The calculation of income taxes involves a degree of estimation and judgment in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority or, as appropriate, through formal legal process.

As part of the process of preparing the consolidated financial statements, the Group is required to estimate the income taxes in each of the jurisdictions and countries in which they operate. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue and reserves for tax and accounting purposes. The Group management assesses the likelihood that the deferred tax assets will be recovered from future taxable income and to the extent the recovery is not considered probable the deferred asset is adjusted accordingly.

The recognition of deferred tax assets is based upon whether it is probable that future taxable profits will be available, against which the temporary differences can be utilized. Recognition, therefore, involves judgment regarding the future financial performance of the particular legal entity in which the deferred tax asset has been recognized.

Changes in accounting policies

Changes to the accounting policies are applied retrospectively and the prior period’s financial statements are restated accordingly. The Group did not make any changes to accounting policies during the current period.

Changes in accounting estimates

If the application of changes in the accounting estimates affects the financial results of a specific period, the changes in the accounting estimates are applied in that specific period, if they affect the financial results of current and following periods; the accounting estimate is applied prospectively in the period in which such change is made. A change in the measurement basis applied is a change in an accounting policy, and is not a change in an accounting estimate. When it is difficult to distinguish a change in an accounting policy from a change in an accounting estimate, the change is treated as a change in an accounting estimate.

The Group did not have any major changes in the accounting estimates during the current year.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

2.	Basis of preparation (continued)

(d)	Use of estimates and judgments (continued)

Comparative information and revision of prior period financial statements

The consolidated financial statements of the Group have been prepared with the prior periods on a comparable basis in order to give consistent information about the financial position and performance. If the presentation or classification of the financial statements is changed, in order to maintain consistency, the financial statements of the prior periods are also reclassified in line with the related changes.

The Company for 31 March 2010 revised the manner in which it accounted for the impact of changes in foreign exchange rates in its statement of cash flows and revised its presentation of prior periods, resulting in a change in the allocation of the impact of foreign exchange rate changes among “Operating activities”, “Effects of foreign exchange on statement of financial position items” and “Effect of foreign exchange rate changes on cash” in the statement of cash flows. The change relates to the impact of re-translation of the underlying functional currency cash flows into the presentation currency, the US Dollar. The Company believes that changes to prior periods are immaterial. The change in the statement of cash flows will not impact the Company’s previously reported statement of income, statement of comprehensive income, statement of financial positions or “Cash and cash equivalents” at the end of any period. The effect of the change on the statement of cash flows is as follows:

	For the three months period ended 31 March 2010
	As previously reported	Revisions	As Revised
Net cash from operating activities	(35,613)	(21,000)	(56,613)
Effects of foreign exchange on statement of financial position items	(38,980)	38,980	-
Effects of foreign exchange rate changes on cash	-	(17,980)	(17,980)
Cash and cash equivalents	2,872,792	-	2,872,792

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by the Group entities.

(a)	Basis of consolidation

(i)	Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are changed as necessary to align them with the policies adopted by the Group.

(ii)	Acquisition from entities under common control

Business combinations arising from transfers of interests in entities that are under the control of the shareholder that controls the Group are excluded from the scope of IFRS 3 “Business Combinations”. In business combinations under common control, assets and liabilities subject to business combination are accounted for at their carrying value in consolidated financial statements. Statements of income are consolidated starting from the beginning of the financial year in which the business combination is realized. Financial statements of previous financial years are restated in the same manner in order to maintain consistency and comparability. Any positive or negative goodwill arising from such business combinations is not recognized in the consolidated financial statements. Residual balance calculated by netting off investment in subsidiary and the share acquired in subsidiary’s equity accounted for as equity transactions (i.e. transactions with owners in their capacity as owners).

(iii)	Associates and jointly controlled entities (equity accounted investees)

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating decisions. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity. Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

Associates and jointly controlled entities (equity accounted investees) are accounted for using the equity method and are initially recognized at cost. The Group’s investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The consolidated financial statements include the Group’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of the Group, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee. The Group’s equity accounted investees as at 31 March 2011 are Fintur Holdings BV (“Fintur”) and A-Tel Pazarlama ve Servis Hizmetleri AS (“A-Tel”).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

3.	Significant accounting policies (continued)

(a)	Basis of consolidation (continued)

(iv)	Transactions eliminated on consolidation

Intragroup balances and transactions and any unrealized income and expenses arising from intragroup transactions are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(v)	Non-controlling interests

Where a put option is granted by the Group to the non-controlling interests shareholders in existing subsidiaries that provides for settlement in cash or in another financial asset, the Group recognizes a liability for the present value of the estimated exercise price of the option. The interests of the non-controlling shareholders that hold such put options are derecognized when the financial liability is recognized. The corresponding interests attributable to the holder of the puttable non-controlling interests are presented as attributable to the equity holders of the parent and not as attributable to those non-controlling interests’ shareholders. The difference between the put option liability recognized and the amount of non-controlling interests’ shareholders derecognized is recorded under equity. Subsequent changes in the fair value of the put options granted to the non-controlling shareholders in existing subsidiaries are also recognized in equity, except the imputed interest on the liability is recognized in the consolidated statement of income.

(b)	Foreign currency

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Foreign currency differences arising on translation of foreign currency transactions are recognized in the statement of income. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the period.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in the statement of income, except for differences arising on the retranslation of available-for-sale equity instruments, which are recognized directly in equity.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

3.	Significant accounting policies (continued)

(b)	Foreign currency (continued)

(ii)	Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to USD from the functional currency of the foreign operation at foreign exchange rates ruling at the reporting date. The income and expenses of foreign operations are translated to USD at monthly average exchange rates.

Foreign currency differences arising on retranslation are recognized directly in the foreign currency translation reserve, as a separate component of equity. Since 1 January 2005, the Group’s date of transition to IFRSs, such differences have been recognized in the foreign currency translation reserve. When a foreign operation is disposed of, partially or fully, the relevant amount in the foreign currency translation reserve is transferred to the statement of income.

Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognized directly in equity in the foreign currency translation reserve.

(iii)	Translation from functional to presentation currency

Items included in the financial statements of each entity are measured using the currency of the primary economic environment in which the entities operate, normally under their local currencies.

The consolidated financial statements are presented in USD, which is the presentation currency of the Group. The Group uses USD as the presentation currency for the convenience of investor and analyst community.

Assets and liabilities for each statement of financial position presented (including comparatives) are translated to USD at exchange rates at the statement of financial position date. Income and expenses for each statement of income (including comparatives) are translated to USD at monthly average exchange rates.

Foreign currency differences arising on retranslation are recognized directly in a separate component of equity.

(iv)	Net investment in foreign operations

Foreign currency differences arising from the translation of the net investment in foreign operations are recognized in the foreign currency translation reserve. They are transferred to the statement of income upon disposal of the foreign operations.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

3.	Significant accounting policies (continued)

(c)	Financial instruments

(i)	Non-derivative financial instruments

Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Non-derivative financial instruments which are not recognized or designated as financial instruments at fair value through profit or loss are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured as described below:

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Accounting for finance income and costs is discussed in Note 3(m).

•	Financial assets at fair value through profit or loss

An instrument is classified as financial asset at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Group’s risk management or investment strategy. Upon initial recognition, attributable transaction costs are recognized in the statement of income when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in the statement of income.

•	Held-to-maturity financial assets

If the Group has the positive intent and ability to hold debt securities to maturity, then they are classified as held-to-maturity. Held-to-maturity financial assets are recognized initially at fair value plus any directly attributable transaction costs. Held-to-maturity financial assets are held-to-maturity investments that are measured at amortized cost using the effective interest method, less any impairment losses.

Any sale or reclassification of a more than insignificant amount of held-to-maturity investments not close to their maturity would result in the reclassification of all held-to-maturity investments as available-for-sale, and prevent the Group from classifying investment securities as held-to-maturity for the current and the following two financial years.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

3.	Significant accounting policies (continued)

(c)	Financial instruments (continued)

(i)	Non-derivative financial instruments (continued)

•	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the previous categories.

The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses (see note 3(h)(i)), and foreign exchange gains and losses on available-for-sale monetary items (see note 3(b)(i)), are recognized directly in equity. When an investment is derecognized, the cumulative gain or loss in equity is transferred to the statement of income.

•	Estimated exercise price of put options

Under the terms of certain agreements, the Group is committed to acquire the interests owned by non-controlling shareholders in consolidated subsidiaries, if these non-controlling interests wish to sell their share of interests.

As the Group has unconditional obligations to fulfil its liabilities under these agreements, IAS 32 “Financial instruments: Disclosure and Presentation”, requires the value of such put option to be presented as a financial liability on the statement of financial position for the present value of the estimated option redemption amount. The Group accounts for such transactions under the anticipated acquisition method and the interests of non-controlling shareholders that hold such put option are derecognized when the financial liability is recognized. The Group accounts for the difference between the amount recognized for the exercise price of the put option and the carrying amount of non-controlling interests in equity.

•	Other

Other non-derivative financial instruments are measured at amortized cost using the effective interest method, less any impairment losses.

(ii)	Derivative financial instruments

The Group holds derivative financial instruments to hedge its foreign currency risk exposures arising from operational, financing and investing activities. In accordance with its treasury policy, the Group engages in forward and option contracts. However, these derivatives do not qualify for hedge accounting and are accounted for as trading derivatives.

Embedded derivatives are separated from the host contract and accounted for separately if a) the economic characteristics and risks of the host contract and the embedded derivative are not closely related, b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and c) the combined instrument is not measured at fair value through profit or loss.

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in the statement of income when incurred. Subsequent to initial recognition, derivatives are measured at fair value and changes therein are recognized in the statement of income.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

3.	Significant accounting policies (continued)

(d)	Property, plant and equipment

(i)	Recognition and measurement

Items of property, plant and equipment are stated at cost adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005 less accumulated depreciation (see below) and accumulated impairment losses (see note 3(h)(ii)).

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use and the costs of dismantling and removing the items and restoring the site on which they are located, if any. Borrowing costs related to the acquisition or constructions of qualifying assets are capitalized as part of the cost of that asset.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Gains/losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized net within other income or other expenses in the statement of income.

Changes in the obligation to dismantle, remove assets on sites and to restore sites on which they are located, other than changes deriving from the passing of time, are added or deducted from the cost of the assets in the period in which they occur. The amount deducted from the cost of the asset shall not exceed the balance of the carrying amount on the date of change, and any excess balance is recognized immediately in the statement of income.

(ii)	Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced item is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in the statement of income as incurred.

(iii)	Depreciation

Depreciation is recognized in the statement of income on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets are depreciated over the shorter of the lease term or their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Land is not depreciated.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

3.	Significant accounting policies (continued)

(d)	Property, plant and equipment (continued)

(iii)	Depreciation (continued)

The estimated useful lives for the current and comparative periods are as follows:

Buildings	21 – 50 years
Mobile network infrastructure	6 – 8 years
Fixed network infrastructure	3 – 25 years
Call center equipment	5 – 8 years
Equipment, fixtures and fittings	4 – 5 years
Motor vehicles	4 – 5 years
Central betting terminals	10 years
Leasehold improvements	5 years

Depreciation methods, useful lives and residual values are reviewed at least annually unless there is a triggering event.

(e)	Intangible assets

(i)	GSM and other telecommunication operating licenses

GSM and other telecommunication operating licenses that are acquired by the Group are measured at cost adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005 less accumulated amortization (see below).

Amortization

Amortization is recognized in the statement of income on a straight line basis primarily by reference to the unexpired license period. The useful lives for the GSM and other telecommunication operating licenses are as follows:

GSM and other telecommunications licenses	3 – 25 years

(ii)	Computer Software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software.

Costs associated with maintaining computer software programmes are recognized as an expense as incurred. Costs that are directly associated with the development of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognized as intangible assets. Costs include the software development employee costs and an appropriate portion of relevant overheads.

Amortization

Amortization is recognized in the statement of income on a straight-line basis over the estimated useful lives from the date the software is available for use. The useful lives for computer software are as follows:

Computer software	3 – 8 years

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

3.	Significant accounting policies (continued)

(e)	Intangible assets (continued)

(iii)	Other intangible assets

Intangible assets that are acquired by the Group which have finite useful lives are measured at cost adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005 less accumulated amortization (see below) and accumulated impairment losses (see note 3(h)(ii)).

Indefeasible Rights of Use (“IRU”) correspond to the right to use a portion of the capacity of an asset granted for a fixed period of time. IRUs are recognized as an intangible asset when the Group has specific indefeasible right to use an identified portion of the underlying asset and the duration of the right is the major part of the underlying asset’s economic life. IRUs are amortized over the shorter of the expected period of use and the life of the contract.

Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset (that is purchased from independent third parties) to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in the statement of income as incurred. Capitalized costs generally relate to the application of development stage; any other costs incurred during the pre and post-implementation stages, such as repair, maintenance or training, are expensed as incurred.

Amortization

Amortization is recognized in the statement of income on a straight line basis over the estimated useful lives of intangible assets unless such useful lives are indefinite from the date that they are available for use. The estimated useful lives for the current and comparative periods are as follows:

Transmission lines	10 years
Central betting system operating right	10 years
Customer base	2 – 8 years
Brand name	10 years
Customs duty and VAT exemption right	4.4 years

Amortization methods, useful lives and residual values are reviewed at least annually unless there is a triggering event.

Goodwill

From 1 January 2010 the Group has applied IFRS 3 (2008) “Business Combinations” in accounting for business combinations. The change in accounting policy has been applied prospectively and had no effect as there is no business combination in the current period.

For acquisitions on or after 1 January 2010, the Group measures goodwill as the fair value of the consideration transferred (including the fair value of any previously-held equity interest in the acquiree) and the recognized amount of any non-controlling interests in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date.

When the excess is negative, a bargain purchase gain is recognized immediately in the statement of income.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

3.	Significant accounting policies (continued)

(e)	Intangible assets (continued)

(iii)	Other intangible assets

Subsequent measurement

Goodwill is measured at cost less accumulated impairment losses. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment and an impairment loss on such an investment is not allocated to any asset including goodwill, that forms part of the carrying amount of the equity accounted investees.

(iv)	Internally generated intangible assets – research and development expenditure

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	The technical feasibility of completing the intangible asset so that it will be available for use or sale;
•	The intention to complete the intangible asset and use or sell it;
•	The ability to use or sell the intangible asset;
•	How the intangible asset will generate probable future economic benefits;
•	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
•	The ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally generated intangible assets is the sum of expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above.  Where no internally-generated intangible asset can be recognized, development expenditure is charged to the statement of income in the period in which it is incurred.

Subsequent to initial recognition, internally generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets acquired separately.

(f)	Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value or the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and the leased assets are not recognized on the Group’s statement of financial position.

(g)	Inventories

Inventories are measured at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less selling expenses. The cost of inventory is determined using the weighted average method and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. As at 31 March 2011, inventories mainly consist of simcards, scratch cards, handsets and modems.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

3.	Significant accounting policies (continued)

(h)	Impairment

(i)	Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the statement of income. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in equity is transferred to the statement of income.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost and available-for-sale financial assets that are debt securities, the reversal is recognized in the statement of income. For available-for-sale financial assets that are equity securities, the reversal is recognized directly in other comprehensive income.

(ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories, and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or group of assets (the “cash-generating unit”). The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a post-tax discount rate adjusted for the effects of tax cash outflows that reflects current market assessments of the time value of money and the risks specific to the asset. The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.

The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined from the cash-generating unit to which corporate asset belongs.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

3.	Significant accounting policies (continued)

(h)	Impairment(continued)

(ii)	Non-financial assets (continued)

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in the statement of income. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Goodwill that forms part of the carrying amount of an investment in an associate is not recognized separately, therefore, is not tested for impairment separately. Instead, the entire amount of the investment in an associate is tested for impairment as a single asset when there is objective evidence that the investment in an associate may be impaired.

(i)	Employee benefits

(i)	Retirement pay liability

In accordance with existing labor law in Turkey, the Company and its subsidiaries in Turkey are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause or who retire, are called up for military service or die. Such payments are calculated on the basis of 30 days’ pay maximum full TL 2,623 as at 31 March 2011 (equivalent to full $1,694 as at 31 March 2011), which is effective from 1 January 2011, per year of employment at the rate of pay applicable at the date of retirement or termination. Reserve for retirement pay is computed and reflected in the consolidated financial statements on a current basis. The reserve has been calculated by estimating the present value of future probable obligation of the Company and its subsidiaries in Turkey arising from the retirement of the employees.

(ii)	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense in the statement of income when they are due.

The assets of the plan are held separately from the consolidated financial statements of the Group. The Company and other consolidated companies that initiated defined contribution retirement plan are required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of the Group with respect to the retirement plan is to make the specified contributions.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

3.	Significant accounting policies (continued)

(j)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

Onerous contracts

Present obligations arising under onerous contracts are recognized and measured as a provision. An onerous contract is considered to exist where the Group has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The Group did not recognize any provision for onerous contracts as at 31 March 2011 (31 December 2010: nil).

Dismantling, removal and restoring sites obligation

The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Bonus

Provision for bonus is provided when the bonus is a legal obligation, or past practice would make the bonus a constructive obligation and the Group makes a reliable estimate of the obligation.

(k)	Revenue

Revenues are recognized as the fair value of the consideration received or receivable, net of returns, trade discounts and rebates. Communication fees include postpaid revenues from incoming and outgoing calls, additional services, prepaid revenues, interconnect revenues and roaming revenues. Communication fees are recognized at the time the services are rendered.

With respect to prepaid revenues, the Group generally collects cash in advance by selling scratch cards to distributors. In such cases, the Group does not recognize revenue until the subscribers use the telecommunications services. Deferred income is recorded under current liabilities.

The Group offers free right of use to its subscribers, and recognizes any unused portion of these free granted right of use as at the balance sheet date as deferred revenue. The Group does not have any other customer loyalty program in the scope of IFRIC 13 “Customer Loyalty Programmes”.

In connection with campaigns, both postpaid and prepaid services may be bundled with handset or other goods/services and these bundled services and products involve consideration in the form of fixed fee or a fixed fee coupled with continuing payment stream. Loyalty programs for both postpaid and prepaid services may be bundled with other services. Total arrangement considerations relating to the bundled contract are allocated among the different units according the following criteria:

•	the component has standalone value to the customer and
•	the fair value of the component can be measured reliably.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

3.	Significant accounting policies (continued)

(k)	Revenue (continued)

The arrangement consideration is allocated to each deliverable in proportion to the fair value of the individual deliverables.

If a delivered element of a transaction is not a separately identifiable component, then it is accounted for as an integral part of the remaining components of the transactions.

Revenues allocated to handsets given in connection with campaigns, which is included in other revenue, is recognized when the significant risks and rewards of ownership have been transferred to the buyer, collection is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods and the amount of revenue can be measured reliably.

Monthly fixed fees represent a fixed amount charged to postpaid subscribers on a monthly basis without regard to the level of usage. Fixed fees are recognized on a monthly basis when billed.

Commission fees mainly comprised of net takings earned to a maximum of 1.4% of gross takings, as a head agent of fixed odds betting games starting from 1 March 2009. Commission revenues are recognized at the time all the services related with the games are fully rendered. Under the agreement signed with Spor Toto Teskilat Mudurlugu AS (“Spor Toto”), Inteltek Internet Teknoloji Yatirim ve Danismanlik AS (“Inteltek”) is obliged to undertake any excess payout, which is presented on net basis with the commission fees.

Simcard sales are recognized upfront upon delivery to distributors, net of returns, discounts and rebates. Simcard costs are also recognized upfront upon sale of the simcard to the distributors.

Call center revenues are recognized at the time services are rendered.

The revenue recognition policy for other revenues is to recognize revenue as services are provided.

Volume rebates or discounts and other contractual changes in the prices of roaming and other services are anticipated, as both the payer and the recipient, if it is probable that they have been earned or will take effect. Thus, contractual rebates and discounts are anticipated, but discretionary rebates and discounts are not anticipated because the definitions of asset and liability would not be met.

(l)	Lease payments

Payments made under operating leases are recognized in the statement of income on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance cost and the reduction of the outstanding liability. The finance cost is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Determining whether an arrangement contains a lease

At inception of an arrangement, the Group determines whether such an arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to the Group the right to control the use of the underlying asset. At inception or upon reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

3.	Significant accounting policies (continued)

(m)	Finance income and costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), late payment interest income, interest income on contracted receivables, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss and gains on derivative instruments that are recognized in the statement of income. Interest income is recognized as it accrues, using the effective interest method.

Finance costs comprise interest expense on borrowings, litigation late payment interest expense, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or option premium expense.

Foreign currency gains and losses are reported on a net basis.

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take considerable time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned by the temporary investment of the part of the borrowing not yet used is deducted against the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in the statement of income in the period in which they are incurred.

(n)	Transactions with related parties

A related party is essentially any party that controls or can significantly influence the financial or operating decisions of the Group to the extent that the Group may be prevented from fully pursuing its own interests. For reporting purposes, investee companies and their shareholders, non-controlling shareholders at subsidiaries, key management personnel, shareholders of the Group and the companies that the shareholders have a relationship with are considered to be related parties.

(o)	Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in the statement of income except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that they probably will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

3.	Significant accounting policies (continued)

(o)	Income taxes (continued)

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Interest and penalties assessed on income tax deficiencies are presented based on their nature.

(p)	Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is equal to basic EPS because the Group does not have any convertible notes or share options granted to employees.

(q)	Operating segment

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses including revenues and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are regularly reviewed by the Group management to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

The Group identified Turkcell, Euroasia and Belarusian Telecom as operating segments.

(r)	Subscriber acquisition costs

The Group capitalizes directly attributable subscriber acquisition costs when the following conditions are met:

•	the capitalized costs can be measured reliably;
•	there is a contract binding the customer for a specific period of time; and
•
it is probable that the amount of the capitalized costs will be recovered through the revenues generated by the service contract, or, where the customer withdraws from the contract in advance, through the collection of the penalty.

Capitalized subscriber acquisition costs are amortized on a straight-line basis over the minimum period of the underlying contract. In all other cases, subscriber acquisition costs are expensed when incurred.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

3.	Significant accounting policies (continued)

(s)	Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in the statement of income over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the statement of income on a straight-line basis over the expected useful lives of the related assets.

(t)	New standards and interpretations

The following new and revised Standards and Interpretations have been adopted in the current period and have affected the amounts reported and disclosures in these financial statements. Details of other standards and interpretations adopted in these financial statements but that have had no material impact on the financial statements are set out in this section.

(a)	New and Revised IFRSs do affect presentation and disclosures

IAS 1, “Presentation of Financial Statements (as part of Improvements to IFRSs issued in 2010)”

The amendments to IAS 1 clarify that an entity may choose to present the required analysis of items of other comprehensive income either in the statement of changes in equity or in the notes to the financial statements. The amendments have been applied retrospectively.

(b)	New and Revised IFRSs affecting the reported financial performance and / or financial position

None

(c)	New and Revised IFRSs applied with no material effect on the consolidated financial statements

IAS 24 (Revised 2009), “Related Party Disclosures”

In November 2009, IAS 24 Related Party Disclosures was revised. The revision to the standard provides government related entities with a partial exemption from the disclosure requirements of IAS 24. The revised standard is mandatory for annual periods beginning on or after 1 January 2011.

IAS 32 (Amendments), “Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements”

The amendments to IAS 32 and IAS 1 are effective for annual periods beginning on or after 1 February 2010. The amendments address the accounting for rights issues (rights, options or warrants) that are denominated in a currency other than the functional currency of the issuer. Previously, such rights issues were accounted for as derivative liabilities. However, the amendment requires that, provided certain conditions are met, such rights issues are classified as equity regardless of the currency in which the exercise price is denominated.

IFRS 1 (amendments), “First-time Adoption of IFRS - Additional Exemptions”

Amendments to IFRS 1 which are effective for annual periods on or after 1 July 2010 provide limited exemption for first time adopters to present comparative IFRS 7 fair value disclosures.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

3.	Significant accounting policies (continued)

(t)	New standards and interpretations (continued)

(c)	New and Revised IFRSs applied with no material effect on the consolidated financial statements (continued)

IFRIC 14 (Amendments), “Pre-payment of a Minimum Funding Requirement”

Amendments to IFRIC 14 are effective for annual periods beginning on or after 1 January 2011. The amendments affect entities that are required to make minimum funding contributions to a defined benefit pension plan and choose to pre-pay those contributions. The amendment requires an asset to be recognized for any surplus arising from voluntary pre-payments made.

IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments”

IFRIC 19 is effective for annual periods beginning on or after 1 July 2010. IFRIC 19 addresses only the accounting by the entity that issues equity instruments in order to settle, in full or part, a financial liability.

(d)	New and Revised IFRSs in issue but not yet effective

IFRS 1 (amendments), “First-time Adoption of IFRS - Additional Exemptions”

On 20 December, IFRS 1 is amended to provide relief for first-time adopters of IFRSs from having to reconstruct transactions that occurred before their date of transition to IFRSs and to provide guidance for entities emerging from severe hyperinflation either to resume presenting IFRS financial statements or to present IFRS financial statements for the first time. These amendments are not relevant to the Group, as it is an existing IFRS preparer.

IFRS 7, “Financial Instruments: Disclosures”

In October 2010, IFRS 7, “Financial Instruments: Disclosures” is amended by IASB as part of its comprehensive review of off balance sheet activities. The amendments will allow users of financial statements to improve their understanding of transfer transactions of financial assets (for example, securitizations), including understanding the possible effects of any risks that may remain with the entity that transferred the assets. The amendments also require additional disclosures if a disproportionate amount of transfer transactions are undertaken around the end of a reporting period. The amendment will be effective for annual periods beginning on or after 1 July 2011. The Group has not yet had an opportunity to consider the potential impact of the adoption of this revised standard.

IFRS 9, “Financial Instruments: Classification and Measurement”

In November 2009, the first part of IFRS 9 relating to the classification and measurement of financial assets was issued. IFRS 9 will ultimately replace IAS 39, “Financial Instruments: Recognition and Measurement”. The standard requires an entity to classify its financial assets on the basis of the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset, and subsequently measure the financial assets as either at amortized cost or at fair value. The new standard is mandatory for annual periods beginning on or after 1 January 2013. The Group has not had an opportunity to consider the potential impact of the adoption of this standard.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

3.	Significant accounting policies (continued)

(t)	New standards and interpretations (continued)

(d)	New and Revised IFRSs in issue but not yet effective (continued)

IAS 12, “Income Taxes”

In December 2010, IAS 12 is amended. IAS 12 requires an entity to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. It can be difficult and subjective to assess whether recovery will be through use or through sale when the asset is measured using the fair value model in IAS 40, “Investment Property”. The amendment provides a practical solution to the problem by introducing a presumption that recovery of the carrying amount will, normally be , be through sale. The amendment will be effective for annual periods beginning on or after 1 January 2012. The Group has not yet had an opportunity to consider the potential impact of the adoption of this revised standard.

4.	Determination of fair values

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(i)	Property, plant and equipment

The fair value of property, plant and equipment recognized as a result of a business combination is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably, willingly. The market value of items of plant, equipment, fixtures and fittings is based on the quoted market prices for similar items.

(ii)	Intangible assets

The fair value of the brand acquired in the Superonline Uluslararası Elektronik Bilgilendirme Telekomunikasyon ve Haberlesme Hizmetleri AS (“Superonline Uluslararası”) business combination is based on the discounted estimated royalty payments that have been avoided as a result of the brand being owned. The fair value of customer base acquired in the above mentioned business combination are valued using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows.

The fair value of the custom duty and VAT exemption agreement in the Belarusian Telecom business combination is based on the incremental cash flows method (cost saving approach) and this was used for the valuation analysis.

The fair value of mobile telephony licenses (GSM&UMTS) in the Belarusian Telecom business combination is based on the Greenfield (build-out) method, which is estimated to be appropriate and commonly used for the valuation of licenses, and this was used for the valuation analysis.

The fair value of other intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

4.	Determination of fair values (continued)

(iii)	Investments in equity and debt securities

The fair value of financial assets at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets is determined by reference to their quoted bid price or over the counter market price at the reporting date. The fair value of held-to-maturity investments is determined for disclosure purposes only.

(iv)	Trade and other receivables / due from related parties

The fair values of trade and other receivables and due from related parties are estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

(v)	Derivatives

The fair value of forward exchange contracts and option contracts are based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds) or option pricing models.

(vi)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

(vii)	Exercise price of financial liability related to non-controlling share put option

The Group measures the estimated exercise price of the financial liability originating from put options granted to non-controlling interests as the present value of estimated option redemption amount. Present value of the estimated option redemption amount is based on the fair value of estimation for the company subject to the put option.

The Group has estimated a value based on multiple approaches in grant to share purchase agreement including income approach (discounted cash flows) and market approach (comparable market multiples). The average of the values determined as at 31 August 2013, which is the exercise date of the put option, is then discounted back to 31 March 2011.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

5.	Financial risk management

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk
•	Liquidity risk
•	Market risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.

The Group Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Group. The Audit Committee is assisted in its oversight role by Internal Audit.

As at 31 December 2010, TL depreciated against USD by 2.7% and appreciated against EUR by 5.1%, HRV appreciated against USD by 0.3% and BYR depreciated against USD by 4.8% when compared to the exchange rates as at 31 December 2009. As at 31 March 2011, TL depreciated against USD and EUR by 0.1% and 6.5%, respectively, BYR depreciated against USD by 1.5% and HRV remained stable against USD when compared to the exchange rates as at 31 December 2010. Please refer to Note 29 for additional information on the Group’s exposure to risks.

Credit risk

Credit risk is the risk of a financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investment securities.

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group may require collateral in respect of financial assets. Also, the Group may demand letters of guarantee from third parties related to certain projects or contracts. The Group may also demand certain pledges from counterparties if necessary in return for the credit support it gives related to certain financings.

In monitoring customer credit risk, customers are grouped according to whether they are an individual or legal entity, aging profile, maturity and existence of previous financial difficulties. Trade receivables and accrued service income are mainly related to the Group’s subscribers. The Group’s exposure to credit risk on trade receivables is influenced mainly by the individual payment characteristics of postpaid subscribers. The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade receivables.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

5.	Financial risk management (continued)

Credit risk (continued)

Investments are preferred to be in liquid securities and mostly with counterparties that have a credit rating equal or better than the Group. Some of the collection banks have credit ratings that are lower than the Group’s, or they may not be rated at all, however, policies are in place to review the paid-in capital and rating of counterparties periodically to ensure credit worthiness.

Transactions involving derivatives are with counterparties with whom the Group has signed agreements and which have sound credit ratings.

At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position.

The Group establishes an allowance for doubtful receivables that represents its estimate of incurred losses in respect of trade and other receivables. This allowance includes the specific loss component that relates to individual subscribers exposures, and adjusted for a general provision which is determined based on the age of the balances and historical collection trends.

The Group’s policy is to provide financial guarantees only to wholly-owned subsidiaries. At 31 March 2011, $1,327,708 guarantees were outstanding (31 December 2010: $1,324,604).

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to manage liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Typically, the Group ensures that it has sufficient cash and cash equivalents to meet expected operational expenses, including financial obligations.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

The Group buys and sells derivatives in order to manage market risks. All such transactions are carried at within the guidelines set by the Group treasury management.

Currency risk

The Group is exposed to currency risk on certain revenues such as roaming revenues, purchases and certain operating costs such as roaming expenses and network related costs and resulting receivables and payables, borrowings, deferred payment related to the acquisition of Belarusian Telecom and financial liability in relation to put option for the acquisition of non-controlling shares of Belarusian Telecom that are denominated in a currency other than the respective functional currencies of Group entities, primarily TL for operations conducted in Turkey. The currencies in which these transactions are primarily denominated are EUR, USD and SEK.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

5.	Financial risk management (continued)

Market risk (continued)

Currency risk (continued)

Derivative financial instruments such as forward contracts and options are used to hedge exposure to fluctuations in foreign exchange rates. The Group uses forward exchange contracts to hedge its currency risk.

The Group’s investments in its equity accounted investee Fintur and its subsidiaries in Ukraine, Republic of Belarus, Azerbaijan and Germany are not hedged with respect to the currency risk arising from the net assets as those net investments are considered to be long-term in nature.

Interest rate risk

The Group’s exposure to interest rate risk is related to its financial assets and liabilities. The Group’s financial liabilities mostly consist of floating interest rate borrowings. The use of financial derivatives is governed by the Group’s policies approved by the Board of Directors, which provide written principles on the use of financial derivatives consistent with the Group’s risk management strategy. In this respect, the Group has not entered into any type of derivative instrument in order to hedge interest rate risk as at 31 March 2011.

6.	Operating segments

The Group has three reportable segments, as described below, which are based on the dominant source and nature of the Group’s risk and returns as well as the Group’s internal reporting structure. These strategic segments offer the same types of services, however they are managed separately because they operate in different geographical locations and are affected by different economical conditions.

The Group comprises the following main operating segments: Turkcell, Euroasia and Belarusian Telecom, all of which are GSM operators in their countries.

Other operations mainly include companies operating in telecommunication and betting businesses and companies provide internet and broadband services, call center and value added services.

Information regarding the operations of each reportable segment is included below. Adjusted EBITDA is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Adjusted EBITDA definition includes revenue, direct cost of revenues excluding depreciation and amortization, selling and marketing expenses and administrative expenses. Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies.

The accounting policies of operating segments are the same as those described in the summary of significant accounting policies.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

6.	Operating segments (continued)

	Three Months ended 31 March
	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

Total external revenues	1,166,572	1,329,800	76,970	82,456	17,275	10,416	85,581	65,510	1,346,398	1,488,182
Intersegment revenue	2,688	4,522	1,261	575	17	20	100,279	90,974	104,245	96,091
Reportable segment adjusted EBITDA	342,681	440,398	18,762	5,827	(4,178)	(9,090)	53,272	43,280	410,537	480,415
Finance income	65,700	70,264	164	5,273	123	316	15,438	14,799	81,425	90,652
Finance costs	(24,959)	(15,605)	(15,155)	(14,324)	(12,994)	(6,223)	(15,514)	(19,317)	(68,622)	(55,469)
Depreciation and amortization	(111,693)	(111,358)	(28,271)	(23,040)	(11,919)	(16,548)	(28,112)	(21,658)	(179,995)	(172,604)
Share of profit of equity accounted investees	-	-	-	-	-	-	36,025	30,494	36,025	30,494
Capital expenditure	67,765	125,644	7,376	27,114	5,260	35,935	43,807	60,150	124,208	248,843

	As at 31 March 2011 and 31 December 2010
	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Reportable segment assets	3,945,692	3,860,173	591,508	616,375	506,712	517,312	1,074,216	1,045,535	6,118,128	6,039,395
Investment in associates	-	-	-	-	-	-	443,145	399,622	443,145	399,622
Reportable segment liabilities	995,423	1,092,496	146,165	153,927	84,746	83,161	150,051	198,780	1,376,385	1,528,364

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

6.	Operating segments (continued)

Reconciliations of reportable segment revenues, adjusted EBITDA, assets and liabilities and other material items:

	Three months ended 31 March
	2011	2010
Revenues
Total revenue for reportable segments	1,264,783	1,427,789
Other revenue	185,860	156,484
Elimination of inter-segment revenue	(104,245)	(96,091)
Consolidated revenue	1,346,398	1,488,182

	Three months ended 31 March
	2011	2010
Adjusted EBITDA
Total adjusted EBITDA for reportable segments	357,265	437,135
Other adjusted EBITDA	53,272	43,280
Elimination of inter-segment adjusted EBITDA	(12,828)	(9,714)
Consolidated adjusted EBITDA	397,709	470,701
Finance income	68,915	77,054
Finance costs	(45,597)	(33,340)
Other income	18,392	6,242
Other expenses	(36,123)	(32,570)
Share of profit of equity accounted investees	36,025	30,494
Depreciation and amortization	(176,628)	(169,254)
Consolidated profit before income tax	262,693	349,327

	Three months ended 31 March
	2011	2010
Finance income
Total finance income for reportable segments	65,987	75,853
Other finance income	15,438	14,799
Elimination of inter-segment finance income	(12,510)	(13,598)
Consolidated finance income	68,915	77,054

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

6.	Operating segments (continued)

	Three months ended 31 March
	2011	2010
Finance costs
Total finance cost for reportable segments	53,108	36,152
Other finance cost	15,514	19,317
Elimination of inter-segment finance cost	(23,025)	(22,129)
Consolidated finance cost	45,597	33,340

	Three months ended 31 March
	2011	2010
Depreciation and amortization
Total depreciation and amortization for reportable segments	151,883	150,946
Other depreciation and amortization	28,112	21,658
Elimination of inter-segment depreciation and amortization	(3,367)	(3,350)
Consolidated depreciation and amortisation	176,628	169,254

	Three months ended 31 March
	2011	2010
Capital expenditure
Total capital expenditure for reportable segments	80,401	188,693
Other capital expenditure	43,807	60,150
Elimination of inter-segment capital expenditure	(6,819)	(7,928)
Consolidated capital expenditure	117,389	240,915

	31 March 2011	31 December 2010
Assets
Total assets for reportable segments	5,043,912	4,993,860
Other assets	1,074,216	1,045,535
Investments in equity accounted investees	443,145	399,622
Other unallocated amounts	3,224,283	3,355,545
Consolidated total assets	9,785,556	9,794,562

	31 March 2011	31 December 2010
Liabilities
Total liabilities for reportable segments	1,226,334	1,329,584
Other liabilities	150,051	198,780
Other unallocated amounts	1,973,943	2,032,601
Consolidated total liabilities	3,350,328	3,560,965

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

6.	Operating segments (continued)

Geographical information

In presenting the information on the basis of geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

	Three months ended 31 March
Revenues	2011	2010

Turkey	1,233,344	1,375,559
Ukraine	76,970	82,456
Belarus	17,275	10,416
Turkish Republic of Northern Cyprus	16,947	19,751
Azerbaijan	1,783	-
Germany	79	-
	1,346,398	1,488,182

	31 March 2011	31 December 2010
Non-current assets
Turkey	3,702,957	3,746,557
Ukraine	580,344	607,704
Belarus	486,460	497,798
Turkish Republic of Northern Cyprus	64,355	65,222
Azerbaijan	4,243	3,379
Germany	4,201	-
Unallocated non-current assets	480,714	436,364
	5,323,274	5,357,024

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

7.	Revenue

	Three months ended 31 March
	2011	2010
Communication fees	1,252,556	1,427,895
Monthly fixed fees	17,763	12,542
Commission fees on betting business	11,707	7,125
Call center revenues	9,125	5,386
Simcard sales	4,617	4,610
Other revenues	50,630	30,624
	1,346,398	1,488,182

8.	Other Expenses

Other income amount to $18,392 and $6,242 for the three months ended 31 March 2011 and 2010, respectively. Other income mainly comprises penalty amounting to $12,656 received back from ICTA which was imposed in 2010 as a result of investigation of ICTA on tariff plans.

Other expenses amount to $36,123 and $32,570 for the three months ended 31 March 2011 and 2010, respectively. Other expenses mainly comprises additional provision set for Special Communication Tax (“SCT”) on the discounts applied to distributors for prepaid scratch card sales between January 2005 and January 2007, as explained in Note 32 to consolidated financial statements  amounting to $30,397 for the three months ended 31 March 2011 and comprises penalty imposed as a result of investigation of ICTA on tariffs above upper ceiling and charging applications of the Company amounting to $25,497 and $2,090, respectively for the three months ended 31 March 2010.

9.	Personnel expenses

	Three months ended 31 March
	2011	2010
Wages and salaries (*)	121,478	115,290
Increase in liability for long-service leave	4,305	4,203
Contributions to defined contribution plans	3,938	1,763
	129,721	121,256

(*) Wages and salaries include compulsory social security contributions and bonuses.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

10.	Finance income and costs

 Recognised in profit or loss:

	Three months ended 31 March
	2011	2010
Interest income on bank deposits	51,816	49,076
Late payment interest income	10,886	10,325
Interest income on contracted receivables	3,000	6,855
Premium income on option contracts	1,859	5,562
Interest income on available-for-sale financial assets	133	1,250
Other interest income	1,221	3,986
Finance income	68,915	77,054

Interest expense on financial liabilities measured at amortized cost	(16,929)	(17,608)
Net foreign exchange loss	(15,288)	(5,713)
Litigation late payment interest expense	(5,904)	(1,448)
Option premium expense	(615)	(3,895)
Other	(6,861)	(4,676)
Finance costs	(45,597)	(33,340)
Net finance income	23,318	43,714

Late payment interest income is interest received from subscribers who pay monthly invoices after the due date specified on the invoices.

Interest income on contracted receivables is recognized over the amount related to the handset campaigns throughout the contract period.

Litigation late payment interest expense is recognized in relation to legal disputes. Litigation late payment interest expense comprises additional provision set for Special Communication Tax (“SCT”) on the discounts applied to distributors for prepaid scratch card sales between January 2005 and January 2007 amounting to $5,144 for the three months ended 31 March 2011. Detailed explanations are given in Note 32.

Borrowings costs capitalized on fixed assets are $1,276 and $2,424 for the three months ended 31 March 2011 and 2010, respectively. Interest capitalization ratio is 9.1% and 8.1% for the three months ended 31 March 2011 and 2010, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

11.	Income tax expense

	Three months ended 31 March
	2011	2010
Current tax expense
Current period	(32,801)	(44,229)
Deferred tax benefit
Origination and reversal of temporary differences	(31,118)	(40,361)
Benefit of investment incentive recognized	258	267
Utilisation of previously unrecognized tax losses	733	457
	(30,127)	(39,637)
Total income tax expense	(62,928)	(83,866)

Income tax recognized directly in equity 31 March 2011	Before tax	Tax (expense)/ Benefit	Net of tax
Foreign currency translation differences	2,404	(538)	1,866
Net change in fair value of available-for-sale securities	-	-	-
	2,404	(538)	1,866
31 March 2010
Foreign currency translation differences	(62,556)	91	(62,465)
Net change in fair value of available-for-sale securities	(816)	-	(816)
	(63,372)	91	(63,281)

Reconciliation of effective tax rate

The reported income tax expense for the three months ended 31 March 2011 and 2010 are different than the amounts computed by applying the statutory tax rate to profit before income tax of the Group, as shown in the following reconciliation:

		2011		2010
Profit for the period		199,765		265,461
Total income tax expense		62,928		83,866
Profit excluding income tax		262,693		349,327

Income tax using the Company’s domestic tax rate	20%	(52,539)	20%	(69,865)
Effect of tax rates in foreign jurisdictions	(1)%	2,833	(1)%	2,890
Tax exempt income	(1)%	3,028	-	99
Non deductible expenses	5%	(12,175)	3%	(9,352)
Tax incentives	-	258	-	267
Utilization of previously unrecognized tax losses	-	733	-	456
Unrecognized deferred tax assets	6%	(14,759)	3%	(11,440)
Difference in effective tax rate of equity accounted investees	(2)%	6,338	(2)%	5,503
Other	(1)%	3,355	1%	(2,424)
Total income tax expense		(62,928)		(83,866)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

11.	Income tax expense (continued)

The income taxes payable of $40,319 and $96,080 as at 31 March 2011 and 31 December 2010, respectively, represents the amount of income taxes payable in respect of related taxable profit for the period ended 31 March 2011 and 31 December 2010, respectively netted off with advance tax payments.

The Turkish entities within the Group are subject to corporate tax at the rate of 20%. In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns at the end of April following the close of the accounting year to which they relate. Tax authorities may, however, examine such returns and the underlying accounting records and may revise assessments within five years. Advance tax returns are filed on a quarterly basis.

Corporate tax is applied on taxable corporate income, which is calculated from the statutory accounting profit by adding back non-deductible expenses, and by deducting tax exempt income.

In Turkey, the transfer pricing provisions have been stated under the Article 13 of Corporate Tax Law with the heading of “disguised profit distribution via transfer pricing”. The General Communiqué on disguised profit distribution via Transfer Pricing, dated 18 November 2007 sets details about implementation.

If a taxpayer enters into transactions regarding sale or purchase of goods and services with related parties, where the prices are not set in accordance with arm’s length principle, then related profits are considered to be distributed in a disguised manner through transfer pricing. Such disguised profit distributions through transfer pricing are not accepted as tax deductible for corporate income tax purposes.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

12.	Property, plant and equipment

Cost or deemed cost	Balance at 1 January 2010	Additions	Disposals	Transfers	Impairment	Effect of movements in exchange rates	Balance at 31 December 2010
Network infrastructure (All Operational)	5,234,540	233,239	(694,108)	986,357	-	(121,879)	5,638,149
Land and buildings	272,744	15,711	-	-	-	(6,845)	281,610
Equipment, fixtures and fittings	311,390	11,626	(2,205)	(35,347)	-	(6,755)	278,709
Motor vehicles	14,905	3,763	(1,901)	-	-	(426)	16,341
Leasehold improvements	134,743	6,167	(968)	-	-	(3,436)	136,506
Construction in progress	451,050	703,191	(3,592)	(936,992)	(1,174)	(10,083)	202,400
Total	6,419,372	973,697	(702,774)	14,018	(1,174)	(149,424)	6,553,715

Accumulated depreciation
Network infrastructure (All Operational)	3,273,403	420,601	(690,051)	18,229	63,673	(85,994)	2,999,861
Land and buildings	99,405	10,124	-	-	-	(2,779)	106,750
Equipment, fixtures and fittings	266,360	15,196	(1,709)	(16,921)	-	(10,742)	252,184
Motor vehicles	12,027	1,841	(1,686)	-	-	(355)	11,827
Leasehold improvements	115,955	2,906	(721)	-	-	(3,068)	115,072
Total	3,767,150	450,668	(694,167)	1,308	63,673	(102,938)	3,485,694

Total property, plant and equipment equipment	2,652,222	523,029	(8,607)	12,710	(64,847)	(46,486)	3,068,021

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

12.	Property, plant and equipment (continued)

Cost or deemed cost	Balance at 1 January 2011	Additions	Disposals	Transfers	Impairment	Effect of movements in exchange rates	Balance at 31 March 2011
Network infrastructure (All operational)	5,638,149	13,046	(44,573)	77,130	-	(11,387)	5,672,365
Land and buildings	281,610	569	-	-	-	(426)	281,753
Equipment, fixtures and fittings	278,709	1,842	(561)	839	-	(449)	280,380
Motor vehicles	16,341	1,107	(300)	-	-	(48)	17,100
Leasehold improvements	136,506	948	(1,526)	-	-	(216)	135,712
Construction in progress	202,400	75,160	-	(76,665)	-	(446)	200,449
Total	6,553,715	92,672	(46,960)	1,304	-	(12,972)	6,587,759

Accumulated depreciation
Network infrastructure (All operational)	2,999,861	103,058	(44,544)	-	10,658	(3,471)	3,065,562
Land and buildings	106,750	1,092	-	-	-	(141)	107,701
Equipment, fixtures and fittings	252,184	2,968	(512)	-	-	(668)	253,972
Motor vehicles	11,827	575	(293)	-	-	(25)	12,084
Leasehold improvements	115,072	942	(1,517)	-	-	(165)	114,332
Total	3,485,694	108,635	(46,866)	-	10,658	(4,470)	3,553,651

Total property, plant and equipment equipment	3,068,021	(15,963)	(94)	1,304	(10,658)	(8,502)	3,034,108

Depreciation expenses for the three months ended 31 March 2011 and 2010 are $119,293 and $111,440, respectively including impairment losses and recognized in direct cost of revenues.

The impairment losses on property, plant and equipment for the three months ended 31 March 2011 and 2010 are $10,658 and $13,990, respectively and recognized in depreciation expense.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

12.	Property, plant and equipment (continued)

Leased assets

The Group leases equipment under a number of finance lease agreements. At the end of each of the lease period, the Group has the option to purchase the equipment at a beneficial price. As at 31 March 2011, net carrying amount of fixed assets acquired under finance leases amounted to $81,881 (31 December 2010: $82,944).

Property, plant and equipment under construction

Construction in progress mainly consisted of capital expenditures in GSM network of the Company, Astelit, Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”) and Belarusian Telecom and non-operational items as at 31 March 2011 and 31 December 2010.

As at 31 March 2011, a mortgage is placed on Izmir building in favour of Yapı ve Kredi Bankası A.S., Interbank A.S. and Pamukbank T.A.S founded at 25 August 1992 amounting to $969 (31 December 2010: $970) and also on Davutpasa building in favour of Pamukbank T.A.S founded at 11 December 1997 amounting to $323 (31 December 2010: $323) due to previous debts of BMC Sanayi ve Ticaret A.S. Those buildings were sold to the Company with their mortgages. Since the debts of BMC Sanayi ve Ticaret A.S. were paid and the Company has no liability to Savings Deposit Insurance Fund (“SDIF”) related to Interbank A.S. and Pamukbank T.A.S., the Company asked for the release of mortgage on Izmir building on 13 March 2006. However, the mortgage is still valid due to the outstanding debts of Cukurova Group to SDIF.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

13.	Intangible assets

In April 1998, the Company signed the License with the Turkish Ministry, under which it was granted a GSM license, which is amortized over 25 years with a carrying amount of $356,383 as at 31 March 2011 (31 December 2010: $364,349). The amortization period of the license will end in 2023.

On 30 April 2009, the Company signed a license agreement with ICTA which provides authorization for providing IMT 2000/UMTS services and infrastructure. The Company acquired the A type license providing the widest frequency band for a consideration of EUR 358,000 (excluding VAT). The license is effective for duration of 20 years starting from 30 April 2009. The carrying amount is $449,331 as at 31 March 2011 (31 December 2010: $456,221).

Impairment testing for long-lived assets

The carrying amounts of the Group’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Long-lived assets were tested for impairment as at 31 December 2010. As the recoverable amounts of the assets or cash-generating unit are greater than the value in use, no impairment is recognized. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets, cash generating units. As at 31 December 2010, impairment test for long-lived assets of Astelit and A-Tel, was made on the assumption that Astelit and A-Tel are the cash generating unit. As the recoverable amounts based on the value in use of cash generating units was higher than the carrying amount of cash-generating units of Astelit and A-Tel, no impairment was recognized. The assumptions used in value in use calculation of Astelit and A-Tel as at 31 December 2010 are:

Astelit: A 15.7% post-tax WACC rate and a 2.5% terminal growth rate were used to extrapolate cash flows beyond the 5-year forecasts based on the business plans. Independent appraisal is obtained for fair value to determine recoverable amounts for Astelit. The pre-tax rate for disclosure purposes is 18.9%.

A-Tel: A 14.2% post-tax WACC rate and a 4.0% terminal growth rate were used to extrapolate cash flows beyond the 5-year forecasts based on the business plans. Independent appraisal is obtained for fair value to determine recoverable amounts for A-Tel. The pre-tax rate for disclosure purposes is 14.2%.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

13.	Intangible assets (continued)
Cost	Balance at 1 January 2010	Additions	Disposals	Transfers	Impairment	Effects of movements in exchange rates	Balance at 31 December 2010
GSM and other telecommunication operating licenses	1,465,898	400	-	2,815	-	(47,678)	1,421,435
Computer software	1,951,060	36,831	-	79,617	-	(47,792)	2,019,716
Transmission lines	33,189	284	-	-	-	(858)	32,615
Central betting system operating right	5,527	339	-	-	-	(144)	5,722
Indefeasible right of usage	-	22,531	-	-	-	-	22,531
Brand name	4,676	-	-	-	-	(122)	4,554
Customer base	6,398	-	-	-	-	(167)	6,231
Customs duty and VAT exemption right	51,325	-	-	-	-	(1,338)	49,987
Goodwill	184,356	-	-	-	(23,499)	(19,600)	141,257
Other	2,298	532	-	-	-	(48)	2,782
Construction in progress	5,562	94,441	-	(96,449)	-	(928)	2,626
Total	3,710,289	155,358	-	(14,017)	(23,499)	(118,675)	3,709,456

Accumulated amortization
GSM and other telecommunication operating licenses	407,800	70,847	-	-	-	(12,915)	465,732
Computer software	1,355,842	155,714	-	(1,307)	-	(38,140)	1,472,109
Transmission lines	26,040	1,734	-	-	-	(767)	27,007
Central betting system operating right	4,016	210	-	-	-	(110)	4,116
Indefeasible right of usage	-	1,543	-	-	-	-	1,543
Brand name	584	468	-	-	-	(28)	1,024
Customer base	1,996	654	-	-	-	(69)	2,581
Customs duty and VAT exemption right	15,553	10,595	-	-	-	(686)	25,462
Other	477	74	-	-	-	20	571
Total	1,812,308	241,839	-	(1,307)	-	(52,695)	2,000,145

Total intangible assets	1,897,981	(86,481)	-	(12,710)	(23,499)	(65,980)	1,709,311

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

13.	Intangible assets (continued)
Cost	Balance at 1 January 2011	Additions	Disposals	Transfers	Effects of movements in exchange rates	Balance at 31 March 2011
GSM and other telecommunication operating licenses	1,421,435	1,150	-	551	(4,481)	1,418,655
Computer software	2,019,716	12,118	-	11,186	(2,425)	2,040,595
Transmission lines	32,615	6	-	-	(82)	32,539
Central betting system operating right	5,722	-	-	-	(8)	5,714
Indefeasible right of usage	22,531	-	-	-	(7)	22,524
Brand name	4,554	-	-	-	(7)	4,547
Customer base	6,231	-	-	-	(9)	6,222
Customs duty and VAT exemption right	49,987	-	-	-	(937)	49,050
Goodwill	141,257	-	-	-	(2,446)	138,811
Other	2,782	1,216	-	-	(21)	3,977
Construction in progress	2,626	10,864	-	(13,041)	(2)	447
Total	3,709,456	25,354	-	(1,304)	(10,425)	3,723,081

Accumulated amortization
GSM and other telecommunication operating licenses	465,732	17,342	-	-	(595)	482,479
Computer software	1,472,109	36,274	-	-	(1,710)	1,506,673
Transmission lines	27,007	349	-	-	(37)	27,319
Central betting system operating right	4,116	50	-	-	-	4,166
Indefeasible right of usage	1,543	369	-	-	-	1,912
Brand name	1,024	112	-	-	-	1,136
Customer base	2,581	156	-	-	-	2,737
Customs duty and VAT exemption right	25,462	2,609	-	-	(548)	27,523
Other	571	74	-	-	-	645
Total	2,000,145	57,335	-	-	(2,890)	2,054,590

Total intangible assets	1,709,311	(31,981)	-	(1,304)	(7,535)	1,668,491

Amortization expenses on intangible assets other than goodwill for the three months ended 31 March 2011 and 2010 are $57,335 and $57,814 respectively including impairment losses and recognized in direct cost of revenues.

Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. The amount of internally generated capitalized costs is $6,222 for the three months ended 31 March 2011 (31 March 2010: $5,979).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

13.	Intangible assets (continued)

Superonline Iletisim Hizmetleri AS (“Superonline”), a wholly owned subsidiary of the Group, won the tender of BOTAS for indefeasible right to use the capacity of the fiber optic cables already installed by BOTAS for 15 years, including the right to install additional fiber optic cables and the right to use the capacity of these fiber optic cables for the same period. Superonline will pay EUR 20,900 to BOTAS for the right and this transaction has been considered as a finance lease as the lease term is for the major part of the remaining useful life of the fiber optic cables already installed by BOTAS and Superonline will make significant investment during the initial period of the lease agreement which is an indicator that the transaction is a finance lease. The Group recognized indefeasible right of use amounting to $22,531 as at 31 December 2010 which is calculated as the present value of payments to be made to BOTAS till the year 2024.

Impairment testing for cash-generating unit containing goodwill

Goodwill allocated to cash generating units and carrying values of all cash generating units are annually tested for impairment. The recoverable amounts (that is, higher of value in use and fair value less cost to sell) are normally determined on the basis of value in use, applying discounted cash flow calculation. Independent appraisals were obtained for fair values to determine recoverable amounts for Belarusian Telecom and Superonline as at 31 December 2010.

In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of growth in EBITDA, calculated as results from operating activities before depreciation and amortization and other income/(expenses), timing and quantum of future capital expenditure, long term growth rates, and the selection of discount rates to reflect the risks involved.

Belarusian Telecom

As at 31 December 2010, the aggregate carrying amount of goodwill allocated to Belarusian Telecom is $120,112 and goodwill arising from the acquisition of Belarusian Telecom was impaired by $23,499 following the adverse movements in the discount and growth rates and adverse performance against previous plans. The impairment loss was allocated fully to goodwill and is included in other expense. Value in use was determined by discounting the future cash flows generated from the continuing use of the unit. The calculation of the value in use was based on the following key assumptions:

The projection period for the purposes of goodwill impairment testing is taken as 7 years between 1 January 2011 and 31 December 2017.

Cash flows for further periods (perpetuity) were extrapolated using a constant growth rate of 3.0% which does not exceed the estimated average growth rate for the country.

A post-tax discount rate WACC of 14.4% was applied in determining the recoverable amount of the unit. The post-tax rate was adjusted considering the tax cash outflows and other future tax cash flows and discrepancies between the cost of the assets and their tax bases. The pre-tax rate for disclosure purposes is 17.2%.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

13.	Intangible assets (continued)

Impairment testing for cash-generating unit containing goodwill (continued)

Superonline

As at 31 December 2010, the aggregate carrying amount of goodwill allocated to Superonline is $21,145. As the recoverable values based on the value in use of the cash generating units is estimated to be higher than carrying amount, no impairment was required for goodwill arising from the acquisition of Superonline as at 31 December 2010. The calculation of the value in use was based on the following key assumptions:

Values assigned to EBITDA for the periods forecasted include the expected synergies to be achieved from operating as a part of the Group. Values assigned to this key assumption reflect past experience except for efficiency improvements and synergies. Management believes that any reasonably possible change in the key assumptions on which Superonline recoverable amount is based would not cause Superonline’s carrying amount to exceed its recoverable amount.

The projection period for the purposes of goodwill impairment testing is taken as 8 years between 1 January 2011 and 31 December 2018.

Cash flows for further periods (perpetuity) were extrapolated using a constant growth rate of 2.5%. This growth rate does not exceed the long-term average growth rate for the market in which Superonline operates.

A post-tax discount rate WACC of 15.8% was applied in determining the recoverable amount of the unit. Discounting post-tax cash flows at a post-tax discount rate and discounting pre tax cash flows at pre-tax discount rate give same results, since the pre-tax discount rate is the post-tax discount rate adjusted to reflect the specific amount and timing of the future tax cash flows. For disclosure purposes pre-tax discount rate is 18.3%.

After the acquisition of Superonline Uluslararasi in 2008, management merged Superonline Uluslararasi’s operations with its wholly owned subsidiary, Tellcom Iletisim Hizmetleri AS (“Tellcom”) in May 2009. With the merger, Superonline Uluslararasi and Tellcom seized to be separate cash generating units and merged as one cash generating unit under the brand name of Superonline. Therefore, the business plans used for the purpose of the impairment testing represents the merged entities operations. The registered name of the entity was changed from Tellcom Iletisim Hizmetleri AS to Superonline Iletisim Hizmetleri AS with General Assembly Meeting note dated 20 December 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

14.	Equity accounted investees

The Group’s share of profit in its equity accounted investees for the three months ended 31 March 2011 and 2010 are $36,025, and $30,494, respectively. Summary financial information for equity accounted investees adjusted for the accounting policy differences for the same events under similar circumstances and not adjusted for the percentage ownership held by the Group is as follows:

	Ownership	Current assets	Non-current assets	Total assets	Current liabilities	Non- current liabilities	Non- controlling interest	Equity attributable to parent	Total liabilities and equity
31 March 2011
Fintur (associate)	41.45%	598,349	1,598,149	2,196,498	378,856	796,407	405,979	615,256	2,196,498
A-Tel (joint venture)*	50.00%	52,191	178,668	230,859	19,347	35,916	-	175,596	230,859
		650,540	1,776,817	2,427,357	398,203	832,323	405,979	790,852	2,427,357

31 December 2010
Fintur (associate)	41.45%	451,598	1,578,669	2,030,267	289,785	811,749	439,495	489,238	2,030,267
A-Tel (joint venture)*	50.00%	48,888	181,414	230,302	1,078	37,216	-	192,008	230,302
		500,486	1,760,083	2,260,569	290,863	848,965	439,495	681,246	2,260,569

	Revenues	Direct cost of revenues	Profit/Loss
31 March 2011
Fintur	448,453	(188,413)	101,909
A-Tel	12,999	(12,519)	532
	461,452	(200,932)	102,441
31 March 2010
Fintur	378,402	(165,185)	88,417
A-Tel	15,597	(11,807)	3,177
	393,999	(176,992)	91,594

* Figures mentioned in the above table includes fair value adjustments that arose during acquisition of A-Tel.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

14.	Equity accounted investees (continued)

The Company’s investment in Fintur and A-Tel amounts to $355,728 and $87,417 respectively as at 31 March 2011 (31 December 2010: $303,618 and $96,004).

In 2011, Fintur has decided to distribute dividend amounting to $50,000. The Company has received its portion on 7 April 2011.

In 2010, Fintur has decided to distribute two dividends amounting to $70,000 and $190,000. The Company reduced the carrying value of its investments in Fintur by its dividend portion of $29,015 and $78,755 on 5 May 2010 and 7 December 2010, respectively.

In April 2008, the privatization of the Republic of Azerbaijan’s 35.7% ownership in Azercell Telecom B.M. (“Azercell”), a 51% owned consolidated subsidiary of Fintur, was completed. The non-controlling shareholders in Azercell acquired the 35.7% shares of Republic of Azerbaijan increasing their effective ownership in Azercell to 49%. One of the non-controlling shareholders was also granted a put option, giving the shareholder the right to sell its 42.2% stake to Fintur at fair value in certain deadlock situations regarding significant decisions at the General Assembly. Fintur has initially accounted for the present value of the estimated option redemption amount as a provision and derecognized the non-controlling interest. The difference between the present value of the estimated option redemption amount and the derecognized non-controlling interest amounting to $715,126 is accounted under equity, in accordance with the Group’s accounting policy.

During March 2011 and April 2010 at the General Assembly meeting of A-Tel, it has been decided to distribute dividends amounting to TL 26,982 (equivalent to $17,427 as at 31 March 2011) and TL 2,482 (equivalent to $1,603 as at 31 March 2011), respectively. The Company reduced the carrying value of its investments in A-Tel by its dividend portion of TL 13,491 (equivalent to $8,713 as at 31 March 2011) and TL 1,241 (equivalent to $802 as at 31 March 2011) as at 31 March 2011 and 31 December 2010, respectively.

15.	Other investments

Non-current investments:
		31 March 2011		31 December 2010
	Country of incorporation	Ownership (%)	Carrying Amount	Ownership (%)	Carrying Amount
Aks Televizyon Reklamcilik ve Filmcilik Sanayi ve Ticaret AS (“Aks TV”)	Turkey	4.57	21,873	6.24	21,905

T Medya Yatirim Sanayi ve Ticaret AS (“T-Medya”)	Turkey	4.52	11,926	4.52	11,944

			33,799		33,849

On 2 February 2010, SDIF notified that lien was laid on “priority right to purchase back” regarding the shares of Aks TV of which 6.24% were held by Turktell Bilişim Hizmetleri AS. In case that, those shares are sold to third parties other than Cukurova Group, SDIF has the right to exercise its priority right to purchase back and the purchase price will be determined within the context of the past agreements signed between previous owners and Cukurova Group. On 14 March 2011, at Aks TV’s General Assembly Meeting, it has been decided to increase the share capital of Aks TV. However, the Group did not participate in the capital contribution, accordingly the ownership of the Group in Aks TV decreased to 4.57%.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

15.	Other investments (continued)

Non-current investments (continued)

On 19 July 2010, at T-Medya’s General Assembly Meeting, it has been decided to increase the share capital of T-Medya. However, the Group did not participate in the capital contribution, accordingly the ownership of the Group in T-Medya decreased to 4.52%.

There is no active market available for investments Aks TV and T Medya. The Company measured these investments at cost. Based on the impairment analysis performed by considering the lower end limits of fair value calculations performed by an independent valuation firm, no impairment has been identified as of 31 December 2010.

Current investments:

	31 March	31 December
	2011	2010
Deposits maturing after 3 months or more
Time deposits	1,808	8,201
Derivatives not used for hedging
Option contracts	70	-
	1,878	8,201

As at 31 March 2011, BYR denominated time deposits maturing after 3 months or more amounting to $113 (31 December 2010: $201) have stated interest rate of 10.5% (31 December 2010: 10.5%) and USD denominated time deposits maturing after 3 months or more amounting to $1,695 (31 December 2010: $8,000) have stated interest rate of 4.0% (31 December 2010: 7.0%).

The Group’s exposure to credit, currency and interest rate risks related to other investments is disclosed in Note 29.

16.	Other non-current assets

	31 March 2011	31 December 2010
VAT receivable	52,426	62,167
Prepaid expenses	28,616	29,717
Deposits and guarantees given	8,011	9,560
Advances given for fixed assets	4,501	4,654
Others	4,689	1,179
	98,243	107,277

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

17.	Deferred tax assets and liabilities

Unrecognized deferred tax liabilities

At 31 March 2011, a deferred tax liability of $16,629 (31 December 2010: $15,687) for temporary differences of $83,145 (31 December 2010: $78,433) related to investments in subsidiaries was not recognized because the Company controls whether the liability will be incurred and it is satisfied that it will not be incurred in the foreseeable future.

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	31 March	31 December
	2011	2010
Deductible temporary differences	119,413	109,356
Tax losses	114,383	110,506
Total unrecognised deferred tax assets	233,796	219,862

The deductible temporary differences do not expire under current tax legislation. Turkish tax legislation does not allow companies to file tax returns on a consolidated basis. Therefore, deferred tax assets have not been recognized in respect of these items resulting from certain consolidated subsidiaries because it is not probable that future taxable profit will be available against which the Group can utilize the benefits therefrom.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

17.	Deferred tax assets and liabilities (continued)

Unrecognized deferred tax assets (continued)

As at 31 March 2011, expiration of tax losses is as follows:

Year Originated	Amount	Expiration Date
2006	3,202	2011
2007	10,769	2012
2008	72,693	2013
2009	38,218	2014
2010	47,891	2015
2011	18,850	2016 thereafter
	191,623

As at 31 March 2011, tax losses which will be carried indefinitely are amounting to $304,234.

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities as at 31 March 2011 and 31 December 2010 are attributable to the following:

	Assets		Liabilities		Net
	31 March 2011	31 December 2010	31 March 2011	31 December 2010	31 March 2011	31 December 2010
Property, plant & equipment and intangible assets	343	347	(145,953)	(152,193)	(145,610)	(151,846)
Investment	-	-	(19,114)	(15,096)	(19,114)	(15,096)
Provisions	24,285	28,423	-	-	24,285	28,423
Trade and other payables	29,423	23,460	(7)	(16)	29,416	23,444
Other items	28,104	25,940	(38,068)	(1,094)	(9,964)	24,846
Tax assets / (liabilities)	82,155	78,170	(203,142)	(168,399)	(120,987)	(90,229)
Set off of tax	(78,400)	(75,294)	78,400	75,294	-	-
Net tax assets / (liabilities)	3,755	2,876	(124,742)	(93,105)	(120,987)	(90,229)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

17.	Deferred tax assets and liabilities (continued)

Movement in temporary differences as at 31 March 2011 and 31 December 2010

	Balance at 1 January 2010	Recognized in the statement of income	Recognized in other comprehensive income	Effect of movements in exchange rates	Balance at 31 December 2010

Property, plant & equipment and intangible assets	(170,313)	6,131	-	12,336	(151,846)
Investment	(13,833)	(882)	(754)	373	(15,096)
Provisions	27,474	1,689	-	(740)	28,423
Trade and other payables	39,233	(14,984)	-	(805)	23,444
Other items	1,065	24,161	-	(380)	24,846
Total	(116,374)	16,115	(754)	10,784	(90,229)

	Balance at 1 January 2011	Recognized in the statement of income	Recognized in other comprehensive income	Effect of movements in exchange rates	Balance at 31 March 2011

Property, plant & equipment and intangible assets	(151,846)	5,129	-	1,107	(145,610)
Investment	(15,096)	(3,395)	(538)	(85)	(19,114)
Provisions	28,423	(3,970)	-	(168)	24,285
Trade and other payables	23,444	5,823	-	149	29,416
Other items	24,846	(33,714)	-	(1,096)	(9,964)
Total	(90,229)	(30,127)	(538)	(93)	(120,987)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

18.	Trade receivables and accrued income

	31 March 2011	31 December 2010
Receivables from subscribers	404,274	414,606
Accrued service income	378,237	348,135
Accounts and checks receivable	43,147	52,111
Receivables from Turk Telekomunikasyon AS (“Turk Telekom”)	1,491	1,299
	827,149	816,151

Trade receivables are shown net of allowance for doubtful debts amounting to $384,670 as at 31 March 2011 (31 December 2010: $367,913).

The impairment loss recognized for the three months ended 31 March 2011 and 2010 are $15,865 and $25,988, respectively.

Letters of guarantee received with respect to the accounts and checks receivable are amounted to $99,870 and $181,366 as at 31 March 2011 and 31 December 2010, respectively.

The accrued service income represents revenues accrued for subscriber calls (air-time) and contracted receivables related to handset campaigns, which have not been billed and will be billed within one year. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for rendered but not yet billed. Contracted receivables related to handset campaigns, which will be invoiced after one year is presented under non-current trade receivables amounting to $41,077 (31 December 2010: 35,024).

Receivables from Turk Telekom represent net amounts that are due from Turk Telekom under the Interconnection Agreement. The Interconnection Agreement provides that Turk Telekom will pay to the Company for Turk Telekom’s fixed-line subscribers’ calls to GSM subscribers.

The Group’s exposure to credit and currency risks and impairment losses related to trade receivables are disclosed in Note 29.

19.	Other current assets

	31 March 2011	31 December 2010
Prepaid expenses	270,014	83,680
VAT receivable	22,876	25,702
Advances to suppliers	17,873	12,131
Receivables from Tax Office	16,259	15,736
Interest income accruals	9,187	8,311

Restricted cash	6,865	6,150
Receivables from personnel	2,109	3,262
Prepayment for subscriber acquisition cost	2,089	1,777
Receivables from ICTA	-	25,938
Other	25,795	15,053
	373,067	197,740

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

19.	Other current assets (continued)

Prepaid expenses mainly consist of prepaid frequency usage fees amounting to $149,216 as at 31 March 2011 (31 December 2010: nil).

Receivables from ICTA as at 31 December 2010 is related to the fine applied on tariffs above upper limits as a result of Court suspension of the execution decision. ICTA paid the related amount to the Company on 27 January 2011.

As at 31 March 2011, restricted cash represents amounts deposited at banks as guarantees in connection with the loan utilized by Azerinteltek and mature in 9 months.

Subscriber acquisition costs are subsidies paid to dealers for engaging a fixed term contract with the subscriber that require a minimum consideration.

20.	Cash and cash equivalents

	31 March 2011	31 December 2010
Cash in hand	1,101	7,957
Cheques received	152	172
Banks	3,173,185	3,293,257
-Demand deposits	189,052	193,358
-Time deposits	2,984,133	3,099,899
Bonds and bills	603	777
Cash and cash equivalents	3,175,041	3,302,163
Bank overdrafts	(6,473)	(5,896)
Cash and cash equivalents in the statement of cash flows	3,168,568	3,296,267

As at 31 March 2011, cash and cash equivalents deposited in banks that are owned and/or controlled by Cukurova Group, a significant shareholder of the Company is amounting to $10,000 (31 December 2010: 90,000).

As at 31 March 2011, average maturity of time deposits is 75 days (31 December 2010: 60 days)

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities are disclosed in Note 29.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

21.	Capital and reserves

Share capital

As at 31 March 2011, common stock represented 2,200,000,000 (31 December 2010: 2,200,000,000) authorized, issued and fully paid shares with a par value of TL 1 each. In accordance with the Law No. 5083 with respect to TL, on 9 May 2005, par value of each share is registered to be one TL.

In connection with the redenomination of the TL and as per the related amendments of Turkish Commercial Code, in order to increase the nominal value of the shares to TL 1, 1,000 units of shares, each having a nominal value of TL 0.001 shall be merged and each unit of share having a nominal value of TL 1 shall be issued to represent such shares. The Company is still in the process of merging 1,000 existing ordinary shares, each having a nominal value of TL 0.001 to one ordinary share having a nominal value of TL 1 each. After the share merger which appears as a provisional article in the Articles of Association to convert the value of each share with a nominal value of TL 0.001 to TL 1, all shares will have a value of TL 1. Although the merger process has not been finalized, the practical application is to state each share having a nominal value of TL 1 which is consented by Capital Markets Board of Turkey (“CMB”). Accordingly, number of shares data is adjusted for the effect of this merger.

The holders of shares are entitled to receive dividends as declared and are entitled to one vote per share at meetings of the Company.

As at 31 March 2011, total number of pledged shares hold by various institutions is 137,200 (31 December 2010: 137,200).

Capital contribution

Capital contribution comprises the contributed assets and certain liabilities that the government settled on behalf of the Group that do not meet the definition of a government grant which the government is acting in its capacity as a shareholder.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign and domestic operations from their functional currencies to presentation currency of USD.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or the asset is impaired.

Legal reserve

Under the Turkish Commercial Code, Turkish companies are required to set aside first and second level legal reserves out of their profits. First level legal reserves are set aside 5% of the distributable income per statutory accounts each year. The ceiling on the first legal reserves is 20% of the paid-up capital. The reserve requirement ends when the 20% of paid-up capital level has been reached. Second legal reserves correspond to 10% of profits actually distributed after the deduction of the first legal reserves and the minimum obligatory dividend pay-out (5% of the paid-up capital). There is no ceiling for second legal reserves and they are accumulated every year.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

21.	Capital and reserves (continued)

Reserve for non-controlling interest put option liability

The reserve for non-controlling interest put option liability includes the difference between the put option liability granted to the non-controlling shareholders in existing subsidiaries recognized and the amount of non-controlling interest derecognized. Subsequent changes in the fair value of the put option liability are also recognized in this reserve.

Dividends

The Company has adopted a dividend policy, which is set out in its corporate governance guidance. As adopted, the Company’s general dividend policy is to pay dividends to shareholders with due regard to trends in the Company’s operating performance, financial condition and other factors.

The Board of Directors intends to distribute cash dividends in an amount of not less than 50% of the Company’s lower of distributable profit based on the financial statements prepared in accordance with the accounting principles accepted by the CMB or statutory records, for each fiscal year starting with profits for fiscal year 2004. However, the payment of dividends will still be subject to cash flow requirements of the Company, compliance with Turkish law and the approval of and amendment by the Board of Directors and the General Assembly of Shareholders.

On 23 March 2011, the Company’s Board of Directors has proposed a dividend distribution for the year ended 31 December 2010 amounting to TL 1,328,697 (equivalent to $858,165 as at 31 March 2011), which represented 75% of distributable income. This represents a net cash dividend of full TL 0.6039532 (equivalent to full $0.39 as at 31 March 2011) per share. This dividend proposal was discussed but not approved at the Ordinary General Assembly of Shareholders held on 21 April 2011.

	2011		2010
	TL	USD	TL	USD*

Cash dividends	1,328,697	858,165	859,259	573,451

* USD equivalents of dividends are computed by using the Central Bank of the Republic of Turkey’s TL/USD exchange rate on 29 April 2010 which is the date that the General Assembly of Shareholders approved the dividend distribution.

In the Ordinary General Assembly of Shareholders Meeting of Inteltek held on 6 April 2011, it has been decided to distribute dividends amounting to TL 16,744 (equivalent to $10,814 as at 31 March 2011). The dividend will be paid on 2 May 2011.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

22.	Earnings per share

The calculations of basic and diluted earnings per share as at 31 March 2011 were based on the profit attributable to ordinary shareholders for the three months ended 31 March 2011 and 2010 of $209,616 and $276,746 respectively and a weighted average number of shares outstanding during the three months ended 31 March 2011 and 2010 of 2,200,000,000 calculated as follows:

	Three months ended 31 March
	2011	2010
Numerator:
Net profit for the period attributed to owners	209,616	276,746
Denominator:
Weighted average number of shares	2,200,000,000	2,200,000,000

Basic and diluted earnings per share	0.10	0.13

23.	Other non-current liabilities

	31 March 2011	31 December 2010
Consideration payable in relation to acquisition of BeST	78,231	78,402
Financial liability in relation to put option	53,894	53,435
Deposits and guarantees taken from agents	16,327	16,310
Payables to other suppliers	2,878	7,391
Other	4,642	5,294
	155,972	160,832

Consideration payable in relation to acquisition of Belarusian Telecom represents the present value of long-term deferred payment to the seller. Payment of $100,000 is contingent on financial performance of Belarusian Telecom, and based on management’s estimations, expected to be paid during the first quarter of 2016. The present value of the contingent consideration is $78,231 as at 31 March 2011 (31 December 2010: $78,402).

Non-controlling shareholders in Belarusian Telecom were granted a put option, giving the shareholders the right to sell their entire stake to Beltel Telekomunikasyon Hizmetleri AS (“Beltel”) at fair value during a specified period. The Group accounted for the present value of the estimated option redemption amount as a provision and derecognized the non-controlling interest. The Company has estimated a value based on multiple approaches including income approach (discounted cash flows) and market approach (comparable market multiples). The average of the values determined as at 31 August 2013, which is the exercise date of the put option, is then discounted to 31 March 2011.

The difference between the present value of the estimated option redemption and derecognized non-controlling interests amounting to $32,334 has been presented as reserve for non-controlling interest put option under equity.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

24.	Loans and borrowings

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk and payment schedule for interest bearing loans, see Note 29.

	31 March 2011	31 December 2010
Non-current liabilities
Unsecured bank loans	1,384,440	1,366,207
Secured bank loans	23,957	21,850
Finance lease liabilities	19,178	19,259
	1,427,575	1,407,316
Current liabilities
Current portion of unsecured bank loans	302,610	357,637
Current portion of secured bank loans	5,170	4,378
Unsecured bank facility	56,899	57,355
Secured bank facility	6,876	6,399
Current portion of finance lease liabilities	3,380	4,436
	374,935	430,205

Finance lease liabilities are payable as follows:

	31 March 2011			31 December 2010
	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments

Less than one year	4,116	736	3,380	5,199	763	4,436
More than one year	23,642	4,464	19,178	24,107	4,848	19,259
	27,758	5,200	22,558	29,306	5,611	23,695

Superonline, a wholly owned subsidiary of the Group, acquired indefeasible right of use with BOTAS and will pay EUR 20,900 to BOTAS for the right. The Group recognized indefeasible right of use amounting to $22,531 in 2010 which is calculated as the present value of payments to be made to BOTAS till the year 2024. As of 31 March 2011, the carrying amount of lease liability related to BOTAS agreement is $20,488.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

24.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

				31 March 2011			31 December 2010
	Currency	Year of maturity	Interest rate type	Nominal interest rate	Face value	Carrying amount	Nominal interest rate	Face value	Carrying amount

Unsecured bank loans	USD	2012-2013	Floating	Libor+2.24%-3.75%	650,200	647,786	Libor+2.24%-3.75%	650,200	648,371
Unsecured bank loans	USD	2011-2012	Floating	Libor+2.1%	263,250	264,513	Libor+2.1%	263,250	264,674
Unsecured bank loans	USD	2011-2015	Fixed	2.37%	213,627	205,729	2.37%	184,044	178,603
Unsecured bank loans	USD	2015	Floating	Libor+2.9%-3.0%	188,500	188,798	Libor+2.9%-3.0%	188,500	188,730
Unsecured bank loans	USD	2011-2014	Fixed	2.24%	148,726	145,529	2.24%	148,726	144,078
Unsecured bank loans	USD	2013	Fixed	4.10%-8%	86,442	86,494	4.10%-8%	86,442	86,464
Unsecured bank loans	USD	2011-2016	Fixed	2.81%	54,682	52,354	2.81%	59,654	57,581
Unsecured bank loans	USD	2011-2014	Floating	Libor+%1.35	50,236	49,106	Libor+%1.35	50,236	48,672
Unsecured bank loans	USD	2011	Fixed	%2.25	31,694	31,870	%2.25-2.80%	95,193	96,998
Secured bank loans**	BYR	2020	Floating	RR*+2%	20,785	26,230	RR*+2%	21,389	26,228
Unsecured bank loans	USD	2011	Floating	Libor+1.75%	24,500	24,544	Libor+1.75%	24,500	24,602
Unsecured bank loans	EUR	2013	Floating	Libor+3.465%	14,090	14,254	Libor+3.465%	13,280	13,627
Unsecured bank loans	USD	2011-2012	Fixed	2.97%	13,225	13,315	2.97%	17,505	17,754
Unsecured bank loans	USD	2014	Floating	Libor+%1.99	11,275	11,296	Libor+2.0%-3.5%	-	-
Unsecured bank loans	USD	2011-2013	Fixed	2.97%	7,907	7,936	2.97%	9,811	9,985
Secured bank loans	USD	2011	Fixed	5.00%	6,850	6,923	5.00%	6,150	6,210
Secured bank loans***	EUR	2013	Floating	Libor+3.465%	2,818	2,850	-	-	-
Unsecured bank loans	USD	2011	-	-	425	425	-	744	744
Unsecured bank loans	AZN	2011	Fixed	-	-	-	18.00%	250	316
Secured bank loans	AZN	2011	Fixed	-	-	-	18.00%	150	189
Finance lease liabilities	EUR	2011-2024	Fixed	3.35%	25,631	20,488	3.35%	26,487	20,962
Finance lease liabilities	USD	2011	Fixed	4.64%	2,127	2,070	4.64%	2,819	2,733
					1,816,990	1,802,510		1,849,330	1,837,521
*      Refinancing rate of the National Bank of the Republic of Belarus.
**    Secured by Republic of Belarus Government.
***  Secured by System Capital Management Limited (SCM)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

25.	Employee benefits

International Accounting Standard No. 19 (“IAS 19”) “Employee Benefits” requires actuarial valuation methods to be developed to estimate the enterprise’s obligation under defined benefit plans. The liability for this retirement pay obligation is recorded in the accompanying consolidated financial statements at its present value using a discount rate of 4.7%.

Movement in the reserve for employee termination benefits as at 31 March 2011 and 31 December 2010 are as follows:

	2011	2010
Opening balance	29,742	27,776
Provision set/reversed during the period	3,901	9,990
Payments made during the period	(2,213)	(8,114)
Unwind of discount	404	889
Effect of change in foreign exchange rate	(61)	(799)
Closing balance	31,773	29,742

Obligations for contributions to defined contribution plans are recognized as an expense in the consolidated statement of income as incurred. The Group incurred $3,938 and $1,763 in relation to defined contribution retirement plan for the three months ended 31 March 2011 and 2010, respectively.

Total charge for the employee termination benefits is included in the statement of income.

The liability is not funded, as there is no funding requirement.

26.	Deferred income

Deferred income primarily consists of right of use sold but not used by prepaid subscribers and it is classified as current as at 31 March 2011. The amount of deferred income is $162,534 and $164,186 as at 31 March 2011 and 31 December 2010, respectively.

27.	Provisions

Non-current provisions:

	Legal	Obligations for dismantling, removing and site restoration	Other	Total
Balance at 1 January 2010	95	5,114	467	5,676
Provision made/used during the year	627	50,473	223	51,323
Unwind of discount	-	266	-	266
Effect of change in foreign exchange rate	-	(210)	-	(210)
Balance at 31 December 2010	722	55,643	690	57,055

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

27.	Provisions (continued)

Non-current provisions: (continued)

	Legal	Obligations for dismantling, removing and site restoration	Other	Total
Balance at 1 January 2011	722	55,643	690	57,055
Provision made/used during the year	27	637	100	764
Unwind of discount	-	582	-	582
Effect of change in foreign exchange rate	-	(24)	-	(24)
Balance at 31 March 2011	749	56,838	790	58,377

Legal provisions are set for the probable cash outflows related to legal disputes.

The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability.

The above mentioned additions to obligations for dismantling, removing and site restoration during the period are non-cash transactions recorded against property, plant and equipment.

Current provisions:

	Legal	Bonus	Total
Balance at 1 January 2010	167,918	37,249	205,167
Provision made/(reversed) during the year	59,303	45,617	104,920
Provisions used during the year	(115,004)	(39,056)	(154,060)
Unwind of discount	1,885	(53)	1,832
Effect of change in foreign exchange rate	(2,949)	(1,098)	(4,047)
Balance at 31 December 2010	111,153	42,659	153,812

	Legal	Bonus	Total
Balance at 1 January 2011	111,153	42,659	153,812
Provision made/(reversed) during the year	36,849	14,013	50,862
Provisions used during the year	(5,074)	(41,553)	(46,627)
Unwind of discount	678	(134)	544
Effect of change in foreign exchange rate	366	(402)	(36)
Balance at 31 March 2011	143,972	14,583	158,555

Legal provisions are set for the probable cash outflows related to legal disputes. In Note 32, under legal proceedings section, detailed explanations are given with respect to legal provisions.

The bonus provision totalling to $14,583 comprises mainly the provision for the three months ended 31 March 2011 and is planned to be paid in March 2012.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

28.	Trade and other payables

The breakdown of trade and other payables as at 31 March 2011 and 31 December 2010 is as follows:

	31 March 2011	31 December 2010
Payables to other suppliers	317,310	414,911
Taxes and withholdings payable	183,562	221,872
Payables to Ericsson companies	62,025	98,415
Selling and marketing expense accrual	58,014	61,209
License fee accrual	53,840	53,474
ICTA share accrual	21,393	17,319
Roaming expense accrual	10,546	21,032
Interconnection accrual	6,873	4,415
Interconnection payables	6,364	11,992
Payables to KKTC Tax Office	783	789
Other	77,038	46,548
	797,748	951,976

Balances due to other suppliers are arising in the ordinary course of business.

Taxes and withholdings include VAT payable, special communications tax, frequency usage fees payable to ICTA and personnel income taxes.

Payables to Ericsson companies comprise due to Ericsson Turkey, Ericsson Sweden and Ericsson AB arising from fixed asset purchases, site preparation and other services.

Turkcell is one of parties of two different signed agreements with Ericsson Turkey, namely Supply and Maintenance and Support Service Agreements. In fact, hardware and software responsibility within the scope of Supply Agreement belongs to Ericsson AB. Since, Turkcell signed the agreement with Ericsson Turkey, Ericsson Turkey transfer its supply responsibility to Ericsson AB with the signed protocol between Ericsson Turkey, Turkcell and Ericsson AB. Based on the Supply Agreement, Ericsson Turkey committed Turkcell to provide GSM network in operating condition, spare part, installation, training and documentation. Besides, this agreement provides Turkcell to non-exclusive, untransferable and perpetual software license for GSM software. According to Maintenance and Support Service Agreement, Ericsson Turkey provides Turkcell problem report processing service, consultancy service and emergency state service. Based on these two agreements, Ericsson AB is the guarantor for commitments of Ericsson Turkey to Turkcell. For agreements signed between Turkcell and Ericsson Turkey, of which Ericsson Sweden is the guarantor, parties signed a supplementary agreement on 1 January 2010 and extended the period of GSM service agreement until 31 December 2010. Tender process for the agreement of year 2011 has not been finalized yet.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

28.	Trade and other payables (continued)

Selling and marketing expense accrual is mainly resulted from services received from third parties related to marketing activities of the Group which are not yet invoiced.

In accordance with the license agreement, Turkcell pays 90% of the treasury share, which equals 15% of its gross revenue, to the Turkish Treasury and 10% as universal service fund to the Turkish Ministry.

Interconnection accrual represents net balance of uninvoiced call termination services received from other operators and interconnection services rendered to other operators.

Payables to interconnection suppliers arise from voice and SMS termination services rendered by other GSM operators.

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in Note 29.

29.	Financial instruments

Credit risk

Exposure to credit risk:

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	Note	31 March 2011	31 December 2010
Due from related parties-non current	33	656	1,044
Other non-current assets*	16	10,588	15,258
Due from related parties-current	33	62,305	88,897
Trade receivables and accrued income	18	868,226	851,175
Other current assets*	19	41,975	56,170
Cash and cash equivalents**	20	3,173,940	3,294,206
Option contracts	15	70	-
Time deposits maturing in 3 months or more	15	1,808	8,201
		4,159,568	4,314,951

* Non-financial instruments such as prepaid expenses and advances given are excluded from other current assets and other non-current assets.

** Cash on hand is excluded from cash and cash equivalents.

The maximum exposure to credit risk for trade receivables arising from sales transactions including those classified as due from related parties at the reporting date by type of customer is:

	31 March 2011	31 December 2010
Receivable from subscribers	799,259	798,404
Receivables from distributors and other operators	62,798	71,044
Other	10,305	3,199
	872,362	872,647

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

29.	Financial instruments (continued)

Credit risk (continued)

Exposure to credit risk: (continued)

The aging of trade receivables and due from related parties as at 31 March 2011 and 31 December 2010:

	31 March 2011	31 December 2010
Not past due	746,899	738,697
1-30 days past due	73,233	74,665
1-3 months past due	59,278	56,004
3-12 months past due	51,777	71,750
	931,187	941,116

Impairment losses

The movement in the allowance for impairment in respect of trade receivables and due from related parties as at 31 March 2011 and 31 December 2010 is as follows:

	31 March 2011	31 December 2010
Opening balance	376,808	268,157
Impairment loss recognized	15,865	126,257
Write-off	(1,283)	(9,976)
Effect of change in foreign exchange rate	1,771	(7,630)
Closing balance	393,161	376,808

The impairment loss recognized of $15,865 for the period ended 31 March 2011 relates to its estimate of incurred losses in respect of trade receivables and due from related parties.

The allowance accounts in respect of trade receivables and due from related parties is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amount considered irrecoverable and is written off against the trade receivable and due from related parties directly.

Liquidity risk

Current cash debt coverage ratio as at 31 March 2011 and 31 December 2010 is as follows:

	31 March 2011	31 December 2010

Cash and cash equivalents	3,175,041	3,302,163
Current liabilities	1,551,889	1,812,915
Current cash debt coverage ratio	205%	182%

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

29.	Financial instruments (continued)

Liquidity risk (continued)

The following are the contractual maturities of financial liabilities, including estimated interest payments:

	31 March 2011							31 December 2010
	Carrying Amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 Years	Carrying Amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 Years
Non-derivative financial Liabilities
Secured bank loans	36,003	(50,770)	(3,646)	(8,928)	(5,209)	(16,397)	(16,590)	32,627	(48,327)	(2,273)	(9,165)	(5,150)	(13,852)	(17,887)
Unsecured bank loans	1,743,949	(1,874,275)	(173,144)	(198,747)	(905,954)	(591,388)	(5,042)	1,781,199	(1,920,204)	(208,363)	(218,000)	(523,026)	(960,660)	(10,155)
Finance lease liabilities	22,558	(27,758)	(1,359)	(2,757)	(2,028)	(9,825)	(11,789)	23,695	(29,306)	(3,206)	(1,993)	(1,909)	(5,576)	(16,622)
Trade and other payables*	546,741	(551,693)	(551,693)	-	-	-	-	676,187	(681,669)	(681,669)	-	-	-	-
Bank overdraft	6,473	(6,473)	(6,473)	-	-	-	-	5,896	(5,896)	(5,896)	-	-	-	-
Due to related parties	11,325	(11,352)	(11,352)	-	-	-	-	10,760	(10,787)	(10,787)	-	-	-	-
Consideration payable in relation to acquisition of Belarusian Telecom	78,231	(100,000)	-	-	-	(100,000)		78,402	(100,000)	-	-	-	-	(100,000)
Financial liability in relation to put option	53,894	(58,541)	-	-	-	(58,541)		53,435	(58,541)	-	-	-	(58,541)	-
Derivative financial liabilities
Option contract	70	(70)	(70)	-	-	-	-	-	-	-	-	-	-	-
TOTAL	2,499,244	(2,680,932)	(747,737)	(210,432)	(913,191)	(776,151)	(33,421)	2,662,201	(2,854,730)	(912,194)	(229,158)	(530,085)	(1,038,629)	(144,664)

* Advances taken, taxes and withholding payable are excluded from trade and other payables.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

29.	Financial instruments (continued)

Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts is as follows:

	31 December 2010
	USD	EUR	SEK
Foreign currency denominated assets
Due from related parties-non current	-	-	-
Other non-current assets	1	-	-
Other investments	8,000	-	-
Due from related parties-current	17,969	148	-
Trade receivables and accrued income	33,566	20,482	-
Other current assets	4,579	1,086	10
Cash and cash equivalents	1,494,743	52,842	1
	1,558,858	74,558	11
Foreign currency denominated liabilities
Loans and borrowings-non current	(1,405,907)	(28,132)	-
Other non-current liabilities	(179,865)	-	-
Loans and borrowings-current	(350,172)	(1,872)	-
Trade and other payables	(161,901)	(42,849)	-
Due to related parties	(754)	(808)	-
	(2,098,599)	(73,661)	-
Net exposure	(539,741)	897	11

	31 March 2011
	USD	EUR	SEK
Foreign currency denominated assets
Due from related parties-non current	-	-	-
Other non-current assets	1	-	-
Other investments	1,695	-	-
Due from related parties-current	2,423	386	-
Trade receivables and accrued income	29,650	19,166	14
Other current assets	5,843	1,030	-
Cash and cash equivalents	1,280,451	10,409	1
	1,320,063	30,991	15
Foreign currency denominated liabilities
Loans and borrowings-non current	(1,274,744)	(28,718)	-
Other non-current liabilities	(175,376)	-	-
Loans and borrowings-current	(447,227)	(1,471)	-
Trade and other payables	(136,386)	(32,119)	(14)
Due to related parties	(1,529)	(641)	-
	(2,035,262)	(62,949)	(14)
Net exposure	(715,199)	(31,958)	1

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

29.	Financial instruments (continued)

Exposure to currency risk (continued)

The following significant exchange rates are applied during the period:

	Average Rate		Reporting Date	Closing Rate
	31 March	31 March	31 March	31 December
	2011	2010	2011	2010

TL/USD	1.5737	1.5109	1.5483	1.5460
TL/EUR	2.1606	2.0880	2.1816	2.0491
TL/SEK	0.2419	0.2077	0.2431	0.2262
BYR/USD	3,017.8	2,913.5	3,045.0	3,000.0
HRV/USD	7.9439	7.9821	7.9600	7.9617

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies. The analysis excludes net foreign currency investments.

10% strengthening of the TL, HRV, BYR against the following currencies as at 31 March 2011 and 31 December 2010 would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2011	2010

USD	71,520	53,974
EUR	4,503	(119)
SEK	-	-

10% weakening of the TL, HRV, BYR against the following currencies as at 31 March 2011 and 31 December 2010 would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2011	2010

USD	(71,520)	(53,974)
EUR	(4,503)	119
SEK	-	-

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

29.	Financial instruments (continued)

Interest rate risk

As at 31 March 2011 and 31 December 2010 the interest rate profile of the Group’s interest-bearing financial instruments was:

		31 March 2011		31 December 2010
	Note	Effective Interest Rate	Carrying Amount	Effective interest rate	Carrying Amount
Fixed rate instruments
Time deposits	20
USD		4.6%	1,298,825	3.5%	1,469,797
EUR		3.4%	13,944	3.8%	68,640
TL		9.1%	1,671,119	9.1%	1,561,282
Other		10.9%	245	8.7%	180
Available-for-sale securities	15
Government bonds, treasury bills
TL		-	-	-	-
Time deposits maturing after 3 months or more	15
USD		4.0%	1,695	7.0%	8,000
BYR		10.5%	113	10.5%	201
Finance lease obligations	24
USD		4.6%	(2,070)	4.6%	(2,733)
EUR		3.4%	(20,488)	3.4%	(20,962)
Unsecured bank loans	24
USD fixed rate loans		4.5%	(543,227)	4.2%	(591,463)
Secured bank loans	24
USD fixed rate loans		5.2%	(6,923)	5.2%	(6,210)
AZN fixed rate loans		-	-	22.5%	(189)

Variable rate instruments
Available-for-sale securities	15
Government bonds, treasury bills
EUR		-	-	-	-
Secured bank loans	24
BYR floating rate loans		10.9%	(26,230)	10.9%	(26,228)
EUR floating rate loans		7.9%	(2,850)	-	-
Unsecured bank loans	24
USD floating rate loans		3.5%	(1,186,043)	3.6%	(1,175,049)
EUR floating rate loans		7.8%	(14,254)	7.8%	(13,627)
AZN fixed rate loans		-	-	22.5%	(316)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

29.	Financial instruments (continued)

Interest rate risk (continued)

Sensitivity analysis

Fair value sensitivity analysis for fixed rate instruments:

A change of 1% in interest rates for available for sale financial assets would have increased/(decreased) equity by nil (31 December 2010: nil).

A change of 1% in interest rates for time deposits maturing after 3 months or more would have increased/(decreased) profit or loss by $17 (31 December 2010: $65).

Cash flow sensitivity analysis for variable rate instruments:

A change of 100 basis points in interest rates as at 31 March 2011 would have increased/(decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant. The analysis is performed on the same basis as at 31 March 2011 and 31 December 2010.

	Profit or loss		Equity
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 March 2011
Variable rate instruments	(9,551)	9,551	-	-
Cash flow sensitivity (net)	(9,551)	9,551	-	-
31 December 2010
Variable rate instruments	(9,262)	9,262	-	-
Cash flow sensitivity (net)	(9,262)	9,262	-	-

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

29.	Financial instruments (continued)

Fair values

The fair values of financial assets and liabilities together with the carrying amounts shown in the statement of financial position are as follows:
		31 March 2011		31 December 2010
		Carrying	Fair	Carrying	Fair
	Note	Amount	Value	Amount	Value
Assets carried at fair value
Option contracts	15	70	70	-	-
		70	70	-	-

Assets carried at amortized cost
Due from related parties-long term	33	656	656	1,044	1,044
Other non-current assets*	16	10,588	10,588	15,258	15,258
Due from related parties-short term	33	62,305	62,305	88,897	88,897
Trade receivables and accrued income***	18	868,226	868,226	851,175	851,175
Other current assets*	19	41,975	41,975	56,170	56,170
Cash and cash equivalents	20	3,175,041	3,175,041	3,302,163	3,302,163
Time deposits maturing after 3 months or more	15	1,808	1,808	8,201	8,201
		4,160,599	4,160,599	4,322,908	4,322,908

Liabilities carried at fair value
Put option for Best acquisition	23	(53,894)	(53,894)	(53,435)	(53,435)
		(53,894)	(53,894)	(53,435)	(53,435)
Liabilities carried at amortized cost
Loans and borrowings-long term	24	(1,427,575)	(1,427,575)	(1,407,316)	(1,407,316)
Bank overdrafts	20	(6,473)	(6,473)	(5,896)	(5,896)
Loans and borrowings-short term	24	(374,935)	(374,935)	(430,205)	(430,205)
Trade and other payables**	28	(546,741)	(546,741)	(676,187)	(676,187)
Due to related parties	33	(11,325)	(11,325)	(10,760)	(10,760)
Deferred payments	23-28	(78,231)	(78,231)	(78,402)	(78,402)
		(2,445,280)	(2,445,280)	(2,608,766)	(2,608,766)

* Non-financial instruments such as prepaid expenses and advances given are excluded from other current assets and other non-current assets.

** Advances taken, taxes and withholdings payable are excluded from trade and other payables.

*** Includes non-current trade receivables amounting to $41,077.

The methods used in determining the fair values of financial instruments are discussed in Note 4.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

29.	Financial instruments (continued)

Fair values (continued)

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method:

The different levels have been identified as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the assets and liability, either directly or indirectly.

Level 3: inputs for the asset or liability that are not based on observable market.

	Level 1	Level 2	Level 3	Total
31 March 2011
Option contracts	70	-	-	70
	70	-	-	70
Financial liability in relation to put option	-	-	53,894	53,894
	-	-	53,894	53,894

	Level 1	Level 2	Level 3	Total
31 December 2010
Option contracts	-	-	-	-
	-	-	-	-
Financial liability in relation to put option	-	-	53,435	53,435
	-	-	53,435	53,435

	Available- for sale financial assets	Financial liability in relation to put option	Total
Balance as at 1 January 2011	-	(53,435)	(53,435)
Total gains or losses:
in profit or loss	-	(459)	(459)
Total recognition in equity	-	-	-
Balance as at 31 March 2011	-	(53,894)	(53,894)

The table above shows a reconciliation from the beginning balances to the ending balances for fair value measurements in Level 3 of the fair value hierarchy.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

29.	Financial instruments (continued)

Fair values (continued)

Fair value hierarchy (continued)

Total gains or losses included in profit or loss for the period in the following table are presented in the statement of comprehensive income as follows:

	Available- for sale financial assets	Financial liability in relation to put option	Total
Total gains or losses included in profit or loss for the period:
Net financing costs	-	(459)	(459)

Total gains or losses for the period included in profit or loss for asset and liabilities held at the end of the reporting period:
Net financing costs	-	(459)	(459)

30.	Operating leases

The Company entered into various operating lease agreements. For the period ended 31 March 2011 and 2010, total rent expenses for operating leases were $69,573 and $69,096 respectively.

The future minimum lease payments under non-cancellable leases are as follows:

	31 March 2011	31 December 2010
Less than one year	35,872	18,024
Between one and five years	20,635	16,107
More than five years	6,622	7,221
	63,129	41,352

31.	Guarantees and purchase obligations

As at 31 March 2011, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship and advertisement services amount to $628,280 (31 December 2010: $594,910).

As at 31 March 2011, the Group is contingently liable in respect of bank letters of guarantee obtained from banks given to customs authorities, private companies and other public organizations and provided financial guarantees to subsidiaries totalling to TL 2,408,414 (equivalent to $1,555,522 as at 31 March 2011) (31 December 2010: TL 2,413,062 equivalent to $1,560,842 as at 31 December 2010).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

32.	Commitments and Contingencies

License Agreements

Turkcell:

On 27 April 1998, the Company signed the License Agreement with the Turkish Ministry. In accordance with the License Agreement, the Company was granted a 25 year GSM license for a license fee of $500,000. The License Agreement permits the Company to operate as a stand-alone GSM operator. Under the License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Turkish Treasury and Turkish Ministry a treasury share and universal service fund, respectively, equal to 15% of its gross revenues from Turkish GSM operations. On 25 June 2005, the Turkish government declared that GSM operators are required to pay 10% of their existing monthly treasury share to the Turkish Ministry as a universal service fund contribution in accordance with Law No: 5369. As a result, starting from 30 June 2005, the Company pays 90% of the treasury share to the Turkish Treasury and 10% to the Turkish Ministry as universal service fund. Moreover, the Company is obliged to pay 0.35% of its yearly gross revenue once a year as ICTA Fee. The Company is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

In February 2002, the Company renewed its License with the ICTA, and became subject to a number of new requirements, including those regarding the build-out, operation, quality and coverage of the Company’s GSM network, prohibitions on anti-competitive behavior and compliance with national and international GSM standards. Failure to meet any requirement in the renewed License, or the occurrence of extraordinary unforeseen circumstances, can also result in revocation of the renewed License, including the surrender of the GSM network without compensation, or limitation of the Company’s rights thereunder, or could otherwise adversely affect the Company’s regulatory status. Certain conditions of the renewed License Agreement include the following:

Coverage: The Company had to attain geographical coverage of 50% and 90% of the population of Turkey with certain exceptions within three years and five years, respectively, of the License’s effective date.

Service offerings: The Company must provide certain services in addition to general GSM services, including free emergency calls and technical assistance for subscribers, free call forwarding to police and other public emergency services, receiver-optional short messages, video text access, fax capability, calling and connected number identification and restrictions, call forwarding, call waiting, call hold, multi-party and third-party conference calls, billing information and barring of a range of outgoing and incoming calls.

Service quality: In general, the Company must meet all the technical standards determined and updated by the European Telecommunications Standards Institute and Secretariat of the GSM MoU. Service quality requirements include that call blockage cannot exceed 5% and unsuccessful calls cannot exceed 2%.

Tariffs: ICTA sets the initial maximum tariffs in TL and USD. Thereafter, the revised License provides that the ICTA will adjust the maximum tariffs at most every nine months or, if necessary, more frequently. The Company is free to set its own tariffs up to the maximum tariffs.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

32.	Commitments and Contingencies (continued)

License Agreements (continued)

Turkcell (continued):

Rights of the ICTA, Suspension and Termination:

The revised License is not transferable without the approval of the ICTA. In addition, the License Agreement gives the ICTA certain monitoring rights and access to the Company’s technical and financial information and allows for inspection rights, and gives certain rights to suspend operations under certain circumstances. Also, the Company is obliged to submit financial statements, contracts and investment plans to the ICTA.

The ICTA may suspend the Company’s operations for a limited or an unlimited period if necessary for the purpose of public security and national defense. During period of suspension, the ICTA may operate the Company’s GSM network.

The Company is entitled to any revenues collected during such period and the Licensee’s term will be extended by the period of any suspension. The revised License may also be terminated upon a bankruptcy ruling against the Company or for other license violations, such as operating outside of its allocated frequency ranges, and the penalties for such violations can include fines, loss of frequency rights, revocation of the license and confiscation of the network management center, the gateway exchanges and central subscription system, including related technical equipment, immovables and installations essential for the operation of the network.

Based on the enacted law on 3 July 2005 with respect to the regulation of privatization, gross revenue description based for the calculation of treasury share and universal service fund has been changed. According to this new regulation, interest charges for late collections, and indirect taxes such as VAT, and other expenses are excluded from the description of gross revenue. Calculation of gross revenue for treasury share and universal service fund according to the new regulation is effective after Council of State’s approval on 10 March 2006.

3G License

On 30 April 2009, the Company signed a license agreement with ICTA which provides authorization for providing IMT 2000/UMTS services and infrastructure. The Company acquired the A type license providing the widest frequency band for a consideration of EUR 358,000 (excluding VAT). The license is effective for duration of 20 years starting from 30 April 2009. According to the agreement, operators have provided IMT 2000/UMTS services starting from 30 July 2009.

In accordance with the 3G License Agreement, the Company had to cover 100% of the population within the borders of all metropolitan municipalities and borders of all cities and municipalities in three and six years, respectively. Moreover, the Company had to cover 100% of the population in all settlement areas with a population higher than 5,000 and 1,000 within eight and ten years, respectively following the effective date of the agreement.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

32.	Commitments and Contingencies (continued)

License Agreements (continued)

Belarusian Telecom:

Belarusian Telecom owns a license issued on 28 August 2008 for a period of 10 years and is valid till 28 August 2018. According to the Sale and Purchase Agreement signed, the State Property Committee of the Republic of Belarus committed to grant the license from the acquisition date of 26 August 2008 for a period of 10 years and such license shall be extended for an additional 10 years for an insignificant consideration. State Property Committee of the Republic of Belarus has fulfilled its obligations stated in Sale and Purchase Agreement and submitted the related official documents in December 2009. According to the current legislation of the Republic of Belarus, the license extension will be made upon the expiration of its validity period. Therefore, Belarusian Telecom shall apply for extension in August 2018. In the consolidated financial statements, amortization charge is recorded on the assumption that the license will be extended.

Under its license, Belarusian Telecom has several coverage requirements to increase its geographical coverage gradually starting from the date of the license until 2018. However, Belarusian Telecom’s period of execution in relation to coverage requirements are extended for three years starting from the acquisition date.

Astelit:

Astelit owns two GSM activity licenses, one is for GSM–900, the other is for DCS–1800. As at 31 March 2011, Astelit owns twenty four GSM–900, DCS 1800, D-AMPS and microwave Radiorelay frequency licenses which are regional or national. In addition to the above GSM licenses, Astelit owns three licenses for local fixed line phone connection with wireless access using D-AMPS standard, one license for international and long distance calls and eight PSTN licenses for seven regions of Ukraine. Also, Astelit holds number range – two NDC codes for mobile network and local ranges for PSTN and D-AMPS licenses.

According to licenses, Astelit should adhere to state sanitary regulations to ensure that equipment used does not injure the population by means of harmful electro-magnetic emissions. Licenses require Astelit to inform authorities about start/end of operations in three months; about changes in incorporation address in 30 days. Also, Astelit must present all the required documents for inspection by Ukrainian Telecommunications Authority at their request. The Ukrainian Telecommunications Authority may suspend the operations of Astelit for a limited or an unlimited period if necessary because of the expiration of licenses, upon mutual consent, or in case of violation of terms of radio frequencies use. If such a violation is determined, Ukrainian Telecommunications Authority notifies Astelit of provisions violated and sets deadline for recovery. If the deadline is not met, licenses may be terminated.

Inteltek:

Inteltek signed a contract on 30 July 2002 which provides for the installation, support and operation of an on-line central betting system as well as maintenance and support for the provision of sport betting games. The Central Betting System Contract was scheduled to expire on 30 March 2008.

Inteltek signed another contract with General Directorate of Youth and Sports (“GDYS”) on 2 October 2003 which authorized Inteltek to establish and operate a risk management center and become head agent for fixed odds betting. The Fixed Odds Betting Contract was scheduled to expire in October 2011. However, in relation to the lawsuits related to the operations of Inteltek, GDYS ceased the implementation of the Fixed Odds Betting Contract starting from March 2007.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

32.	Commitments and Contingencies (continued)

License Agreements (continued)

Inteltek: (continued)

Following this annulment decision, Spor Toto and Inteltek signed a new Fixed Odds Betting Contract on 15 March 2007, with less advantageous conditions compared to previous contract signed in 2003, which expired on 1 March 2008.

Inteltek signed a new Fixed Odds Betting Contract with Spor Toto, which took effect on 1 March 2008. At the same time, Inteltek signed a new Central Betting System Contract with Spor Toto, which took effect on 31 March 2008 as having the same conditions with the current contract and both contracts were to be valid for one year atmost until the operation started as a result of the new tender.

On 12 August 2008, Spor Toto conducted a tender which allowed private companies to organize fixed odds and paramutual betting in sports games. Inteltek gave the best offer for the tender. On 29 August 2008, Inteltek signed a contract with Spor Toto, receiving the rights to run the sport betting business for the next ten years. New commission rate, which is 1.4% of gross takings (until 1 March 2009, commission rate was 7% of gross takings), is applicable starting from March 2009. Under the terms of this contract, Inteltek guaranteed TRY 1,500,000 (equivalent to $968,804 as of 31 March 2011) turnover for the first year of the contract. The guaranteed turnover for the following years will be computed using producer price indices.

At 31 March 2011, the total amount of guarantee obtained from banks and provided to Spor Toto amounted to TRY 161,301 (equivalent to $104,179 as at 31 March 2011) (31 December 2010: TRY 161,298 equivalent to $104,333 as at 31 December 2010). The targeted payout is 50% of the turnover balance. The fact that the Company is obliged to pay the difference between the realized and the targeted payout balances, whenever the pool balance falls negative, creates an excess payment risk.

Kibris Telekom:

On 27 April 2007, Kibris Telekom signed the License Agreement for Installation and Operation of a Digital, Cellular, Mobile Telecommunication System (“Mobile Communication License Agreement”) with the Ministry of Communications and Works of the Turkish Republic of Northern Cyprus which is effective from 1 August 2007, replacing the existing GSM-Mobile Telephony System Agreement dated 25 March 1999. In accordance with the Mobile Communication License Agreement, Kibris Telekom was granted an 18 year GSM 900, GSM 1800 and IMT 2000/UMTS license for GSM 900, GSM 1800 frequencies while the usage of IMT 2000/UMTS frequency bands is subject to the fulfilment of certain conditions.

On 14 March 2008, Kibris Telekom was awarded a 3G infrastructure license at a cost of $10,000 including VAT, which was paid at the end of March 2008. Under the terms of the license, the system had to be operational by mid-October 2008. In 2010, Kibris Telekom has completed the radio transmission (airlink) project providing direct international voice and data connection with mainland and started using it from the third quarter of 2010. The Project is the only direct connection in Turkish Republic of Northern Cyprus besides Telecommunication Authority.

Under the Mobile Communication License Agreement, Kibris Telekom also pays the tax authorities of Turkish Republic of Northern Cyprus a treasury share on monthly basis equal to 15% of gross revenues excluding accrued interest charges for the late payments, indirect taxes and accrued revenues for reporting purposes, payments made to third parties for value added services, interconnection revenues, roaming income from own subscribers after the related payment made to other operators.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

32.	Commitments and Contingencies (continued)

License Agreements (continued)

Superonline:

Superonline was authorized to Fixed Telephony, Satellite Communication Service, Infrastructure, Operating Service, Wired Broadcasting Service, Internet Service Provider and Mobile Virtual Network Operator.

Authorization By-Law for Telecommunication Services and Infrastructure published in Official Gazette on dated 26 August 2004 has been abrogated By-Law on Authorization for Electronic Communications Sector dated 28 May 2009. According to this abrogation, Superonline’s “License” on Long Distance Telephony Services, Infrastructure Operation Service, Internet Service Provision, Satellite Communication Service has been changed to “Authority” on Fixed Authority Services, Infrastructure Operation  Service, Internet Service Provision, Satellite Communication Service, Cable Broadcast Service  and Superonline’s “License” on Long Distance Telephony Services License has been changed to “Authority” relevant to the Fixed Telephony Services.

In accordance with the new legislation issued by ICTA, the infrastructure operator authorization right of Superonline has become infinite. As a result, Superonline revised the expected useful lives of its operating license and related fixed network equipment from 15 years to 25 years in 2010.

Azerinteltek:

Azerinteltek, in which Inteltek’s shareholding is 51%, was established on 19 January 2010, and authorized to organize, operate, manage and develop the fixed-odds and para-mutual sports betting games by the Ministry of Youth and Sports of Azerbaijan for a period of 10 years. The agreement signed with Azeridman Servis Limited Company which is founded by the Ministry of Youth and Sports of Azerbaijan is renewed with the same terms and conditions in accordance with the new legislation enforced in Azerbaijan regarding the betting games based on sports on 30 September 2010.

On 29 December 2010 Ministry of Justice of Azerbaijan published Decree No.55 to regulate the taxes to be levied from the betting games. Following that progress, AzerInteltek commenced to conduct betting games based on sports officially on 18 January 2011.

Interconnection Agreements

The Company has entered into interconnection agreements with a number of operators in Turkey and overseas including Turk Telekom, Telsim Mobil Telekomunikasyon Hizmetleri AS (“Telsim”), Vodafone Telekomunikasyon AS (“Vodafone”), Avea Iletisim Hizmetleri AS (“Avea”), Milleni.com GMbH and Globalstar Avrasya Uydu Ses ve Data Iletisim AS (“Globalstar”).

The Access and Interconnection Regulation (the “Regulation”) became effective when it was issued by the ICTA on 23 May 2003.

The Regulation is driven largely by a goal to improve the competitive environment. Under the Regulation, the ICTA may compel all telecommunications operators to accept another operator’s request for use of and access to its network. All telecommunications operators in Turkey may be required to provide access to other operators on the same terms and qualifications provided to their shareholders, subsidiaries and affiliates.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

32.	Commitments and Contingencies (continued)

Interconnection Agreements (continued)

In accordance with the Regulation, the telecommunications providers in Turkey (including Turk Telekom) were obliged to renew their interconnection agreements within two months following the issuance of the Regulation. As a result of intervention by the ICTA, the Company entered into supplemental agreements with Turk Telekom on 10 November 2003, Telsim on 21 November 2003, and Globalstar on 11 December 2003, with amended tariffs and tariff adoption procedures. The interconnection agreement with Avea (formerly TT&TIM) was last renewed on 20 January 2006. On 24 May 2006, shares of Telsim were transferred to Vodafone and a new interconnection agreement was signed between the Company and Vodafone at the end of July 2006.

On 21 February 2005, Superonline and Milleni.com GMbH have signed an agreement to provide telecommunications services to each other whereby Milleni.com GMbH may convey calls to the Company’s switch and the Company may convey calls to Milleni.com GMbH’s switch, in both cases, for onward transmission to their destinations.

In addition, the ICTA has required operators holding significant market power, as well as Turk Telekom, to share certain facilities with other operators under certain conditions and to provide co-location on their premises for the equipment of other operators at a reasonable price. The ICTA has also required telecommunications operators to provide number portability, which means allowing users to keep the same phone numbers even after they switch from one network to another starting from 9 November 2008.

Under a typical interconnection agreement, each party agrees, among other things to permit the interconnection of its network with the Company’s network to enable calls to be transmitted to, and received from, the GSM system operated by each party in accordance with technical specifications set out in the interconnection agreement. Typical interconnection agreements also establish understandings between the parties relating to a number of key operational areas, including call traffic management, quality and performance standards, interconnection interfaces and other technical, operational and procedural aspects of interconnection.

The Company’s interconnection agreements usually provide that each party will assume responsibility for the safe operation of its own network. Each party is also typically responsible for ensuring that its network does not endanger the safety or health of employees, contractors, agents or customers of the other party or damage interfere with or cause any deterioration in the operation of the other party’s network.

Interconnection agreements also specify the amount of the payments that each party will make to the other for traffic originated on one network but switched to the other. These payments vary by contract, and in some cases, may require the Company to pay the counterparty less, the same amount, or a greater amount per minute, for traffic originating on the Company’s network but switching to the counterparty’s network, than it receives for a similar call originating on another network and switched to the Company’s network.

There are no minimum payment obligations under the interconnection agreements; however, failure to carry the counterparty’s traffic may expose the Company to financial and other penalties or loss of interconnection privileges for its own traffic.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

32.	Commitments and Contingencies (continued)

Interconnection Agreements (continued)

On 10 February 2010, ICTA decreased “Standard Interconnection Tariffs” for the Company from full TL 0.0655 (equivalent to $0.0423 as at 31 March 2011) to full TL 0.0313 (equivalent to $0.0202 as at 31 March 2011) for voice calls and left the tariff unchanged at full TL 0.0775 (equivalent to full $0.0501 as at 31 March 2011) for video calls, effective from 1 April 2010. The Company started to recognize interconnection revenues and cost in accordance with “Standard Interconnection Reference Tariffs” starting from 1 April 2010.

As at 31 March 2011, the management believes that the Group is in compliance with the above mentioned license and interconnection agreements’ conditions and requirements in all material respects.

Legal Proceedings

The Group is involved in various claims and legal actions arising in the ordinary course of business described below.

Dispute with Turk Telekom with respect to call termination fees

Upon application of Turk Telekom, the ICTA has set temporary (and after final) call termination fees for calls to be applied between Turk Telekom and the Company starting from 10 August 2005. However, Turk Telekom did not apply these termination fees for the international calls.

Therefore, on 22 December 2005, the Company filed a lawsuit against Turk Telekom to cease this practice and requested collection of its damages totaling to TL 11,970 (equivalent to $7,731 as at 31 March 2011) including principal, interest and penalty on late payment covering the period from August 2005 until October 2005. Expert reports and supplementary expert reports which are obtained for the lawsuit, affirm justification of the Company. The lawsuit is still pending.

On 19 December 2006, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by ICTA for the period between November 2005 and October 2006 amounting to TL 23,726 (equivalent to $15,324 as at 31 March 2011) including principal, interest and penalty on late payment. The Court decided to consolidate this lawsuit with the first lawsuit dated 22 December 2005.

On 2 November 2007, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by ICTA for the period between November 2006 and 1 March 2007 amounting to TL 6,836 (equivalent to $4,415 as at 31 March 2011) including principal, interest and penalty on late payment. The Court also decided to consolidate this lawsuit with the first lawsuit dated 22 December 2005.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated interim financial statements as at and for the period ended 31 March 2011 (31 December 2010: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

32.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Turk Telekom Transmission Lines Leases

Effective from 1 July 2000, Turk Telekom annulled the discount of 60% that it provided to the Company based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. The Company filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on 30 July 2001, the Company had been notified that the court of appeal upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Accordingly, the Company paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, the Company recorded an accrual amounting to a nominal amount of TL 3,023 (equivalent to $1,952 as at 31 March 2011) for possible interest charges as at 31 December 2000. On 9 May 2002, Turk Telekom requested an interest amounting to a nominal amount of TL 30,068 (equivalent to $19,420 as at 31 March 2011).

The Company did not agree with Turk Telekom’s interest calculation and, accordingly, obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, the Company initiated a lawsuit against Turk Telekom on the legality of such interest. On 25 December 2008, the Court rejected the case. The Company appealed the decision. The Supreme Court rejected the appeal. The Company applied for the correction of the decision. The Supreme Court rejected the correction of the decision request and the decision is finalized.

Based on the management opinion, the Company accrued provision of TL 91,864 (equivalent to $59,332 as at 31 March 2011) and the Company netted off the whole amount from the receivables from Turk Telekom as at 31 March 2011.

Additionally, a lawsuit is commenced against Turk Telekom on 28 October 2010 to collect the receivable amounting to principal of TL 23,378 (equivalent to $15,099 as at 31 March 2011), overdue interest of TL 3,092 (equivalent to $1,997 as at 31 March 2011) and delay fee of TL 1,925 (equivalent to $1,243 as at 31 March 2011), with the contractual default interest until payment date on the ground that the above mentioned exercise is contrary to the term of the contract which is effective for the year 2000, Turk Telekom has already collected the whole amount which is subjected to the related court decision as of 31 October 2009 and Turk Telekom collected additional receivable.

Dispute regarding the Fine Applied by the Competition Board

The Competition Board commenced an investigation of business dealings between the Company and the mobile phone distributors in October 1999. The Competition Board decided that the Company disrupted the competitive environment through an abuse of a dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, the Company was fined a nominal amount of approximately TL 6,973 (equivalent to $4,504 as at 31 March 2011) and was enjoined to cease these infringements. The Company initiated a lawsuit before Council of State for the injunction and cancellation of the decision. On 15 November 2005, the Court cancelled the Competition Board’s decision.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

32.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute regarding the Fine Applied by the Competition Board (continued)

After the cancellation of the Competition Board’s decision, the Competition Board has given the same decision again on 29 December 2005. On 10 March 2006, the Company initiated a lawsuit before Council of State for the injunction and cancellation of the Competition Board’s decision dated 29 December 2005. On 13 May 2008, Council of State dismissed the lawsuit. The Company appealed the decision. Appeal process is still pending.

Based on the decision of Competition Board, Ankara Tax Office requested the Company to pay TL 6,973 (equivalent to $4,504 as at 31 March 2011) through the payment order dated 4 August 2006. On 25 September 2006, the Company made the related payment and initiated a lawsuit for the cancellation of this payment order. The court dismissed the lawsuit, and the Company appealed this decision. On 17 March 2009, Council of State reversed the judgment of the Local Court. Local Court decided in line with the decision of Council of State. On 18 December 2009, the Court rejected the case and the Company also appealed this decision. Council of State reversed the judgment of the Instance Court. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated interim financial statements as at and for the period ended 31 March 2011 (31 December 2010: None).

Dispute regarding the Fine Applied by the Competition Board regarding Mobile Marketing Activities

The Competition Board decided to initiate an investigation in order to identify whether the Company maintains exclusive activities on mobile marketing and their appropriateness with respect to competition rules. On 23 December 2009, Competition Board decided that the Company violates competition rules in GSM and mobile marketing services and fined the Company amounting to TL 36,072 (equivalent to $23,298 as at 31 March 2011). The payment was made within 1 month following the notification of the decision of the Competition Board. Therefore, 25% discount was applied and TL 27,054 (equivalent to $17,473 as at 31 March 2011) is paid as the monetary fine on 25 May 2010. The Company filed a legal case on 25 June 2010 for the suspension of execution and cancellation of the aforementioned decision. The Court rejected the Company’s suspension of execution request. The Company objected to the decision. The lawsuit is still pending.

Avea, depending on the Competition Board decision, initiated a lawsuit against the Company claiming a compensation from the Company for its damages amounting to TL 1,000 (equivalent to $646 as at 31 March 2011), with reservation of further claims, on the ground that the Company violated the competition. The lawsuit is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated interim financial statements as at and for the period ended 31 March 2011 (31 December 2010: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

32.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on National Roaming Agreement

The Company conducted roaming negotiations in 2001 with İs-Tim Telekomunikasyon Hizmetleri A.S. (“İs-Tim”) which is a GSM operator, performing since March 2001. On 19 October 2001, upon unsuccessful negotiations, ICTA granted time for the Company until 15 November 2005 to sign the roaming agreement with the determined conditions and requested parties to come to an agreement until 15 November 2001. The Company initiated a lawsuit on the ground that ICTA has no power of intervention; its proposals are impossible from technical aspects and unacceptable from economic reasons. Council of State gave a decision on non-neccessity of a new decision on the ground that action which is subjected to the lawsuit is cancelled by another state council decision. This decision was appealed by ICTA. Council of State, Plenary Session of the Chamber for Administrative Divisions decided to uphold the court decision.

In a letter dated 14 March 2002, the ICTA subjected Is-Tim’s request for national roaming to the condition that it is reasonable, economically proportional and technically possible. Nevertheless, the ICTA declared that the Company is under an obligation to enter a national roaming agreement with Is-Tim within a 30 day period. The Company initiated a lawsuit against ICTA. On 14 March 2006, Council of State decided to cancel the process dated 14 March 2002 but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. ICTA appealed the decision. Plenary Session of Administrative Law Divisions of the Council of State has decided to approve the decision of the Council of State.

The ICTA decided that the Company has not complied with its responsibility under Turkish regulations to provide national roaming and fined the Company by nominal amount of approximately TL 21,822 (equivalent to $14,094 as at 31 March 2011). On 7 April 2004, the Company made the related payment with its accrued interest. On 27 May 2004, the Company filed a lawsuit. On 3 January 2005, with respect to the Council of State’s injunction, ICTA paid back nominal amount of TL 21,822 (equivalent to $14,094 as at 31 March 2011).

On 13 December 2005, Council of State decided the cancellation of the administrative fine but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. ICTA appealed the decision. The appeal process is still pending. Plenary Session of Administrative Law Divisions of the Council of State has decided to approve the decision of the Council of State. On 22 July 2010, the Company initiated a lawsuit against ICTA for the compensation of TL 7,111 (equivalent to $4,593 as at 31 March 2011), the total amount of the damage of the Company accrued interest between the period when the Company made the payment and ICTA returned the same to the Company as the result of the stay of order decision.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated interim financial statements as at and for the period ended 31 March 2011 (31 December 2010: None).

On 27 October 2006, Telecom Italia SPA and TIM International N.V. initiated a lawsuit against the Company claiming that the Company violated competition law since demand of roaming has not been met. Telecom Italia SPA and TIM International N.V. requested $2,000 with respect to this claim. The Court rejected the case. Such decision has been appealed by Telecom Italia SPA and TIM International N.V. The Court of Appeal rejected the appeal and approved the decision in favor of the Company.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

32.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on National Roaming Agreement (continued)

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated interim financial statements as at and for the period ended 31 March 2011 (31 December 2010: None).

Dispute regarding of the Fine Applied by ICTA on pricing applications of the Company

On 7 April 2010, ICTA decided to impose administrative fine to the Company amounting to TL 4,008 (equivalent to $2,589 as at 31 March 2011) for misinforming the Authority and TL 374 (equivalent to $242 as at 31 March 2011) for making some subscribers suffer. The payment was made within 1 month following the notification of the decision of the ICTA. Therefore, 25% discount was applied and TL 3,287 (equivalent to $2,123 as at 31 March 2011) is paid in total as the administrative fine on 9 June 2010. The Company filed two lawsuits on 9 July 2010 for the suspension of execution and cancellation of the aforementioned decision. The Court rejected the Company’s suspension of execution requests and the Company objected to the decisions but the objections are rejected. The lawsuits are still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset is recognized in the consolidated interim financial statements as at and for the period ended 31 March 2011 (31 December 2010: None).

Dispute regarding the Fine applied by ICTA on tariffs above upper limits

On 15 October 2009, ICTA decided to initiate an investigation stating that the Company applied tariffs above upper limits announced by ICTA. On 21 December 2009, the Company initiated a lawsuit for the cancellation of ICTA’s decision. The case is still pending.

On 21 April 2010, ICTA decided to impose administrative fine to the Company amounting to TL 53,467 (equivalent to $34,533 as at 31 March 2011) by claiming that the Company applied tariffs above the upper limits of GSM-GSM in GSM Upper Limits Table approved by ICTA. The payment was made within 1 month following the notification of the decision of the ICTA. Therefore, 25% discount was applied and TL 40,100 (equivalent to $25,899 as at 31 March 2011) is paid as the administrative fine on 3 June 2010. The Company filed a lawsuit on 28 June 2010, for the cancellation of the aforementioned decision. The Court overruled the suspension of execution claim, the Company objected to the decision and the Court accepted this objection and decided for the suspension of the execution. Accordingly, ICTA paid back TL 40,100 (equivalent to $25,899 as at 31 March 2011) on 27 January 2011.

Amount to be reimbursed to the subscribers was calculated as TL 46,228 (equivalent to $29,857 as at 31 March 2011) and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2009. Reimbursement to subscribers was made in January 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

32.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Deposits at Banks

The Company has disputes in connection with some accounts at two banks which are deemed to be raised as a result of irregularities in such banks and parties initiated lawsuits to each other regarding such disputes. It has been informed that a nominal of 3,814 TL (equivalent to $2,463 as at 31 March 2011) was blocked as of 31 December 2001. The Company has recorded that amount as expense to its consolidated financial statements. The bank claims a nominal amount of 3,785 TL (equivalent to $2,445 as at 31 March 2011), excluding interest, in addition to the aforementioned amount. The Company initiated a lawsuit in the total of the above mentioned amounts against the other bank. In the end of the jurisdiction, the Court, on 27 April 2004, decided the Company to pay $2,629 as principal and 40% of such amount as rejection of the execution compensation. Such decision became final on 11 October 2004. The Company made a payment of 7,615 TL (equivalent to $4,918 as at 31 March 2011) on 10 December 2004 to 14th Execution Office of Istanbul.

In the lawsuit initiated against the other bank, the Court decided in favor of the Company on 1 March 2005. The bank appealed the decision and the Company replied the same. On 3 April 2006, Supreme Court of Appeals decided the reversal of the Court’s decision in favor of the defendant.  The Court abided by the decision of the Supreme Court of Appeals. The lawsuit is pending. The Company has not reflected any amount in connection with this matter in its consolidated interim financial statements prepared as at and for the period ended 31 March 2011 (31 December 2010: None).

Dispute on Special Communication Taxation Regarding Prepaid Card Sales

Tax Office imposed tax penalty in the total amount of TL 47,130 (equivalent to $30,440 as at 31 March 2011) and TL 89,694 (equivalent to $57,931 as at 31 March 2011) based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the wholesales for the years 2003 and 2004, respectively. On 31 December 2008 and 18 December 2009, the Company initiated lawsuits before the court. The Company requested to wait until the completion of settlement procedure in the lawsuit initiated on 31 December 2008. Since the Company and the Ministry of Finance Settlement Commission have settled on the amounts subjected to the lawsuits as explained in the following paragraph, the Company has withdrawn from the lawsuits.

According to the settlement made with the Ministry of Finance Settlement Commission on 1 June 2010, special communication tax and penalty was settled at TL 1,489 (equivalent to $962 as at 31 March 2011) and TL 2,834 (equivalent to $1,830 as at 31 March 2011) for the years 2003 and 2004, respectively. In addition, late payment interest was settled at TL 3,570 (equivalent to $2,306 as at 31 March 2011) and TL 5,295 (equivalent to $3,420 as at 31 March 2011) for the years 2003 and 2004, respectively. The aforementioned amounts were paid on 27 July 2010.

Provision set for the above mentioned special communication taxes, penalty and late payment interest was TL 64,653 (equivalent to $41,757 as at 31 March 2011) in the consolidated financial statements as at and for the year ended 31 December 2009 and the difference between the provision amount and settled amount was recognized as income in the consolidated financial statements as at and for the year ended 31 December 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

32.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Special Communication Taxation Regarding Prepaid Card Sales (continued)

Tax Office imposed tax penalty, including actual tax and penalty for loss of tax, in the total amount of TL 133,617 (equivalent to $86,299 as at 31 March 2011) and TL 139,101 (equivalent to $89,841 as at 31 March 2011) based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the wholesales for the years 2005 and 2006, respectively. The Company initiated lawsuits for the cancellation of assessments and penalties mentioned above. Lawsuits are still pending.

On 28 February 2011, Tax Amnesty Law has been approved by the President of Republic of Turkey and; if applied until 2 May 2011, Turkish companies gained an alternative method for the settlement of previous disputes with the Tax Authorities related to the years prior to 2009. On 23 March 2011, Board of Directors of the Company convened and decided to authorize the management to apply to the Turkish Ministry of Finance in order to restructure the special communication tax imposition pertaining years 2005-2006 and to pursue related negotiations. The Company applied to the Ministry of Finance related to the Tax Amnesty Law on 27 April 2011.

In accordance with the above mentioned progress, Company management decided to set provision amounting to TL 56,791 (equivalent to $36,680 as at 31 March 2011) and accrued interest amounting to TL 20,728 (equivalent to $13,388 as at 31 March 2011) in the consolidated interim financial statements as at and for the period ended 31 March 2011.

Carrying International Voice Traffic

In May 2003, the Company was informed that the ICTA had initiated an investigation against the Company claiming that the Company has violated Turkish laws by carrying some of its international voice traffic through an operator other than Turk Telekom. The Company is disputing whether Turk Telekom should be the sole carrier of international voice traffic. On 5 March 2004, ICTA fined the Company a nominal amount of approximately TL 31,731 (equivalent to $20,494 as at 31 March 2011).

The Company has initiated a lawsuit with the claim of annulment of the related processes and decisions of ICTA, however, paid the administrative fine on 9 April 2004. On 5 November 2004, Council of State gave a decision, which is served to the Company, for stay of execution. With respect to that decision, ICTA paid back TL 18,000 (equivalent to $11,626 as at 31 March 2011) on 26 January 2005 and deduct a sum of TL 13,731 (equivalent to $8,868 as at 31 March 2011) from the December frequency usage fee payment. On 26 December 2006, Council of State decided to accept the Company’s claim and annul the decision of and the fine imposed by the ICTA. ICTA appealed the decision. Appeal process is still pending.

Turk Telekom initiated a lawsuit against the Company with respect to the same issue requesting an amount of TL 450,931 (equivalent to $291,243 as at 31 March 2011) of which TL 219,149 (equivalent to $141,542 as at 31 March 2011) is principal and TL 231,782 (equivalent to $149,701 as at 31 March 2011) is interest charged until 30 June 2005 and requesting a temporary injunction.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

32.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Carrying International Voice Traffic (continued)

Considering the progresses at the court case, provision is set for the principal amounting to TL 49,936 (equivalent to $32,252 as at 31 March 2011) and accrued interest amounting to a nominal amount of TL 85,763 (equivalent to $55,392 as at 31 March 2011) in the consolidated interim financial statements as at and for the period ended 31 March 2011.

In deciding upon the amount of the provision taking, the Company has taken the Turkish law into consideration, not the amounts requested by Turk Telekom and reflected in the expert report. Specifically, under Turkish Law, a person who is alleging that he has suffered a loss cannot claim the whole of his possible revenues but only the damages may only be sought in respect of lost profit. For this reason, the provision set by the Company is calculated by taking Turk Telekom’s estimated loss of profit into consideration rather than the amounts requested by Turk Telekom and amounts reflected in the expert report. Moreover, the Company obtained an independent opinion dated 23 October 2007 which supports the management opinion from an expert who is not designated by the Court.

On 5 November 2009, the Court rejected the Turk Telekom’s request amounting to TL 171,704 (equivalent to $110,898 as at 31 March 2011) and accepted the request amounting to TL 279,227 (equivalent to $180,344 as at 31 March 2011). The Company appealed the decision. Also, Turk Telekom appealed the decision. The Court of Cassation cancelled the decision and sent the file back to the Court.

Dispute with Spor Toto

On 9 November 2005, Spor Toto sent a notification letter to Inteltek claiming that Inteltek is obliged to pay nominal amount of TL 3,292 (equivalent to $2,126 as at 31 March 2011) due to the difference in the reconciliation methods. Spor Toto claims that the reconciliation periods should be six-month independent periods whereas Inteltek management believes that those periods should be cumulative as stated in the agreement. Inteltek did not pay the requested amount.

Spor Toto, on behalf of GDYS, initiated a declaratory lawsuit against Inteltek. On 22 February 2007, the Court rejected the case and decided that the collection risk is with GDYS and Inteltek is not responsible for the uncollected amount of TL 1,527 (equivalent to $986 as at 31 March 2011) and also rejected the demand that the reconciliation period should be six-month independent periods. GDYS appealed the Court’s decision. Supreme Court rejected the appeal request of GDYS. Following the Supreme Court’s decision, GDYS applied for the correction of the decision. GDYS’s correction of decision request was rejected by the Court and the decision was finalized.

Based on the decision of Supreme Court, Inteltek reversed the previously accrued principal amount of TL 3,292 (equivalent to $2,126 as at 31 March 2011) and its overdue interest accrual amount of TL 1,894 (equivalent to $1,223 as at 31 March 2011). Furthermore, Inteltek reclaimed TL 2,345 (equivalent to $1,515 as at 31 March 2011) principal and TL 977 (equivalent to $631 as at 31 March 2011) accrued interest which was paid in the 1st and 3rd reconciliation periods. Inteltek has initiated a lawsuit on 21 February 2008 to collect this amount. On 19 March 2009, the court decided in favour of Inteltek. Spor Toto appealed the decision. The Supreme Court ruled to reverse the judgement of the local court. Inteltek applied for the correction of the decision. The correction of the decision process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

32.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Spor Toto (continued)

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated interim financial statements as at and for the period ended 31 March 2011 (31 December 2010: None).

Dispute on over assessment following the settlement on VAT fine pertaining to International Roaming Agreements

On 9 February 2009, the Company initiated a lawsuit claiming cancellation of interest charges amounting TL 6,609 (equivalent to $4,269 as at 31 March 2011) which are erroneously calculated after settlement with the Tax Office regarding the VAT and tax penalties accrued due to roaming agreement for years 2000, 2001 and 2002. The Court rejected the Company’s injunction request. The Company objected to the decision. The Court rejected the objection of the Company. The lawsuit is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated interim financial statements as at and for the period ended 31 March 2011 (31 December 2010: None).

Dispute on Iranian GSM tender process

The Company has initiated an arbitration case against Islamic Republic of Iran for not abiding by the provisions of the Agreement on Reciprocal Promotion and Protection of Investments and demanded its sustained loss, on 11 January 2008 at the arbitration court which is established pursuant to the UNCITRAL arbitration rules. The arbitration process is still pending.

Besides, related with GSM tender process, Eastasia one of the partners of the consortium established to participate the tender and a wholly owned subsidiary of the Company, initiated an arbitration process against IEDC, another partner of the consortium, on 29 April 2008 claiming that IEDC violated the shareholder’s agreement and seeking compensation for damages for the aforementioned breach. The arbitration process is still pending.

Dispute on Turk Telekom Transmission Tariffs

On 19 January 2007, the Company initiated a lawsuit against Turk Telekom claiming that Turk Telekom charged transmission on erroneous tariffs between 1 June 2004 and 1 July 2005. The Company requested a nominal amount of TL 8,136 (equivalent to $5,255 as at 31 March 2011) including interest. The expert report given to Court is in favor of the Company. The court ruled to obtain supplementary expert report. The case is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated interim financial statements as at and for the period ended 31 March 2011 (31 December 2010: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

32.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on the decision of CMB regarding Audit Committee Member

On 21 July 2006, Alexey Khudyakov was appointed to the audit committee as an observer member. On 26 January 2007 the CMB informed the Company that Alexey Khudyakov’s current status, as an observer member on the audit committee does not satisfy the requirements under Article 25 “Committees Responsible for Auditing” of the CMB. The CMB has stated that steps must be taken urgently in order to comply with Article 25. On 21 March 2007, the Company commenced a lawsuit to suspend the execution and to annul the decision of the CMB.

On 18 January 2008, Ankara 14th Administrative Court rejected the case. The Company appealed the decision with an injunction request. However Council of State rejected the appeal request. The Company applied for the correction of the decision. The correction of the decision process is still pending.

On 15 October 2008, the CMB decided on an administrative fine amounting to TL 12 (equivalent to $8 as at 31 March 2011) since the Company did not fulfill the decision of CMB dated 26 January 2007 and required the Company to inform its shareholders at the next General Assembly Meeting. The Company commenced a lawsuit before the Administrative Court. The Court rejected the Company’s suspension request and the Company’s objection to this decision has been rejected. The case is still pending.

Dispute on Mobile Number Portability

On 29 March 2007, the Company initiated a lawsuit against the ICTA claiming stay of order for and the annulment of the Regulation on Mobile Number Portability issued by the ICTA on 1 February 2007 on the ground that vested rights of the Company arising out the concession agreement were violated by the said regulation. On 1 June 2009, the Court rejected the case. The Company appealed the decision. The appeal process is still pending.

Dispute on Turk Telekom Interconnection Costs

On 8 April 2009, Turk Telekom initiated a lawsuit for damages against the company claiming that the company is violating the legislation by applying higher call termination fees to operators than the fees applied to the Company’s subscribers for on-net calls and requesting for the time being TL 10 (equivalent to $6 as at 31 March 2011) with its accrued interest starting from 2001 and TL 10 (equivalent to $6 as at 31 March 2011) with its accrued interest starting from the lawsuit date for the sustained loss as a result of decreasing  traffic volume of Turk Telekom and subscriber lost derived from this action. On 6 April 2011, the Court decided to reject the case. The Court has not prepared the written decision yet.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated interim financial statements as at and for the period ended 31 March 2011 (31 December 2010: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

32.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Avea Interconnection Costs

On 4 November 2010, Avea initiated a lawsuit on the ground that on-net tariffs of the Company are under the interconnection fees notwithstanding ICTA’s decision regarding, on-net tariffs of the Company cannot be under the interconnection fees which are applied by the Company to other operators and demanded TL 1,000 (equivalent to $646 as at 31 March 2011) material compensation by reserving its right for surpluses. The lawsuit is pending.

The Company has accrued provision amounting to TL 1,000 (equivalent to $646 as at 31 March 2011) which is the total amount of the legal case.

Dispute on Campaigns

On 21 May 2008, ICTA decided that the Company damaged the subscribers’ financial interests related to the campaigns in which free minutes or counters are given and requested TL 32,088 (equivalent to $20,725 as at 31 March 2011). On 10 July 2008, the Company filed a lawsuit for the injunction and cancellation of the ICTA’s decision. The lawsuit is still pending. However, the Company benefited from the early payment option and deserved a 25% discount and paid TL 24,066 (equivalent to $15,543 as at 31 March 2011) on 1 August 2008. On 10 November 2010, the court decided to reject the case. The Company appealed the decision.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated interim financial statements as at and for the year ended 31 March 2011 (31 December 2010: None).

Dispute on Payment Request of Savings Deposits Insurance Fund

On 26 July 2007, Savings Deposits Insurance Fund (“SDIF”) requested TL 15,149 (equivalent to $9,784 as at 31 March 2011) to be paid in one month period on the ground that the stated amount is recorded as receivable from the Company in the accounting records of Telsim, which is taken over by SDIF. On 20 September 2007, the Company filed a lawsuit for the injunction and cancellation of the SDIF’s request. Council of State accepted the injunction request of the Company. On 19 January 2010, the Court accepted the Company’s claim and cancelled the aforementioned request of SDIF. SDIF appealed the decision. Appeal process is still pending.

SDIF issued payment orders for the above mentioned amount and, on 19 October 2007, the Company initiated a lawsuit for the cancellation of the payment request of SDIF. On 6 February 2008, the Court accepted the Company’s injunction request. On 29 March 2010, the Court decided on the cancellation of the payment order. SDIF appealed such decision. The appeal process is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated interim financial statements as at and for the period ended 31 March 2011 (31 December 2010: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

32.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on the Discounts which are paid over the Treasury Share and ICTA Fee

At the end of 2006, Tax Auditors of the Company claimed that gross revenue in the statutory accounts should include discounts granted to distributors although the Company recorded these discounts in a separate line item as sales discounts.

Starting from 1 January 2007, the Company started to deduct discounts granted to distributors from gross revenue and present them on a net basis. Accordingly, the Company decided that, it has paid excess treasury share and universal service fund for the year 2006 totaling TL 51,254 (equivalent to $33,103 as at 31 March 2011).

Through the letter dated 23 February 2007, the Company requested treasury share amounting to TL 46,129 (equivalent to $29,793 as at 31 March 2011) and interest accrued amounting to TL 5,020 (equivalent to $3,242 as at 31 March 2011) from Turkish Treasury and universal service fund amounting to TL 5,125 (equivalent to $3,310 as at 31 March 2011) and interest accrued amounting to TL 558 (equivalent to $360 as at 31 March 2011) from Turkish Ministry to be paid in 10 days. Since Turkish Treasury and Turkish Ministry have not made any payment, the Company started to deduct these amounts from ongoing monthly payments. As at 31 December 2007, the Company deducted TL 51,254 (equivalent to $33,103 as at 31 March 2011) from monthly treasury share and universal service fund payments.

Turkish Treasury sent a letter to the Company dated 17 July 2007 and objected the deduction of the discounts granted to the distributors from the treasury share payments. Accordingly, the Company is asked to return TL 2,960 (equivalent to $1,912 as at 31 March 2011) that is deducted from treasury share payment for May 2007. The Company has not made the related payment and continued to deduct such discounts treasury share and universal service fee amount related to discounts granted to distributors for the year 2006.

Management believes that the Company has the legal right to make deductions with respect to this issue. Accordingly, the Company has not recorded any provisions with respect to this matter in its consolidated interim financial statements as at and for the period ended 31 March 2011 (31 December 2010: None).

According to the 51st article which is headed “Applicable Law and Settlement of Disputes” of the concession agreement of the Company, parties agreed on settling disputes by arbitration and three arbitrator which are selected within the scope of ICC. Pursuant to mentioned article, disputes on the scope, application or termination of the agreement, shall primarily resolved by negotiations at the License Coordination Commission; in case the dispute cannot be resolved within 30 days, one of the party shall notify other party regarding the arising dispute, structure and reasons of the dispute and intention for applying to the arbitration; if the dispute cannot be resolved within 15 days as from notification date, dispute shall be resolved by arbitration.

The Company filed two lawsuits before ICC claiming that the Company is not obliged to pay treasury share and ICTA Fee in accordance with the 8th and 9th Articles of the concession agreement, respectively, on discounts granted to distributors. On the both lawsuits, ICC has decided in favor of the Company. As stated in both of the Final Awards, the Company is not under obligation of paying Treasury Share and the Contribution to the expenses of Authority pursuant to Article of 8 and 9 of the Concession Agreement dated March 10, 2006. ICTA filed lawsuits for cancellation of these Final Awards. Both cases are still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

32.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on payments of additional treasury share payment for the period between 1 June 2004 and 9 March 2006

Turkish Treasury, through a letter which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 1 June 2004 and 9 March 2006, requested additional treasury share payment regarding the mentioned period. The Company initiated a lawsuit before ICC on 18 December 2009 in order to obtain a declaratory judgment on the Company is not obliged to pay TL 3,320 (equivalent to $2,144 as at 31 March 2011) of the requested amount and treasury share over the exchange differences arising from roaming revenue. The case is still pending.

ICTA, through a letter dated 14 May 2010 which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 1 June 2004 to 9 March 2006, requested additional treasury share payment of TL 4,909 (equivalent to $3,171 as at 31 March 2011)  together with the monetary fine of TL 12,171 (equivalent to $7,861 as at 31 March 2011)  on the ground that the treasury share and treasury share over the exchange differences arising from roaming revenue are not paid entirely. On 26 May 2010, the Company, in order to provide the suspension of the payment, requested a preliminary injunction from the Civil Court of First Instance based on the grounds that the payment of additional treasury share payment of TL 4,909 (equivalent to $3,171 as at 31 March 2011) together with the monetary fine of TL 12,171 (equivalent to $7,861 as at 31 March 2011) is a pending case before ICC Arbitration Court. The Civil Court of First Instance accepted the Company’s request. ICTA raised an objection to the preliminary injunction and this objection has been rejected.ICTA, through a letter dated 19 October 2010 which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 10 March 2010 and 31 December 2010, requested treasury share of TL 72,527 (equivalent to $46,843 as at 31 March 2011) and conventional penalty of TL 205,594 (equivalent to $132,787 as at 31 March 2011). The Company paid TL 1,535 (equivalent to $991 as at 31 March 2011) of the aforementioned amount.

On 13 December 2010, the Company, in order to provide the suspension of the payment, requested a preliminary injunction from the Civil Court of First Instance based on the grounds that the payment of treasury share of TL 70,992 (equivalent to $45,852 as at 31 March 2011) and conventional penalty of TL 205,594 (equivalent to $132,787 as at 31 March 2011) is a pending case before ICC Arbitration Court. The Court accepted the Company’s request. ICTA’s objection against the decision has been rejected.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated interim financial statements as at and for the period ended 31 March 2011 (31 December 2010: None).

The company filed a lawsuit before ICC on 12 January 2011 regarding the part of treasury share which is not covered in the lawsuits previously finalized in favor of the Company and the conventional penalty of TL 205,594 (equivalent to $132,787 as at 31 March 2011). The lawsuit is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

32.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on treasury share amounts which are absorbed due to retrospective board decisions taken by ICTA

In consequence of collection of treasury share from the Company without considering its payments to the other operators and some subscribers due to the retrospective procedure amendments of ICTA on both interconnection fees and some tariffs; the Company commenced a lawsuit on 5 August 2010 before ICC on the ground that treasury share which collected from diminishing returns are unlawful and deductions committed by the Company between the years 2006 - 2010 from the treasury share are rightful and claimed payment of TL 1,600 (equivalent to $1,033 as at 31 March 2011)  and its interest to the overpayment amount which is paid under the name of treasury share, against ICTA due to its administrative act leading to this case and against Turkish Treasury and Turkish Ministry due to making benefit from aforementioned amount. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated interim financial statements prepared as at and for the period ended 31 March 2011 (31 December 2010: None).

Dispute with the Ministry of Industry and Trade

Ministry of Industry and Trade notified the Company that the Company is not informing the subscribers properly before service subscriptions and content sales and charged administrative fine of TL 68,201 (equivalent to $44,049 as at 31 March 2011). On 24 August 2009, the Company initiated a lawsuit for the cancellation of the payment order and related decision of the Ministry of Industry and Trade. The Court rejected the Company’s injunction request. The Court cancelled the payment order on 8 June 2010. Ministry of Industry and Trade appealed the decision. Appeal process is still pending.

On 14 December 2009, the Company filed a lawsuit for the injunction and cancellation of the payment order of TL 68,201 (equivalent to $44,049 as at 31 March 2011) with respect to the decision of Ministry of Industry and Trade. The Court rejected the appeal request of the Company. The Company objected to the decision and Istanbul Regional Administrative Court accepted the objection of the Company and decided to suspend the order of payment.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated interim financial statements as at and for the period ended 31 March 2011 (31 December 2010: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

32.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Penalty of ICTA on Value Added Services

On 1 March 2010, ICTA decided to initiate an investigation against the Company upon administrative fine of 31,822 TL (equivalent to $20,553 as at 31 March 2011) is revoked by the Ministry of Industry and Trade on the ground that the Company did not refund the subscribers who are unsubscribed in the period and did not demand content and this is contrary to the article 11/A of the law numbered 4077. The investigation report has been sent to the Company and the Company has submitted its written defense to ICTA.

On 13 January 2011, ICTA decided to apply administrative fine of TL 748 (equivalent to $483 as at 31 March 2011). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 561 (equivalent to $363 as at 31 March 2011) was made on 17 February 2011.

Dispute of Astelit with its Distributor

Astelit and one of its distributors had an agreement for the sale of Astelit’s inventory to third parties. Under this agreement, the sale of products had to be performed within 30 days after delivery and proceeds from such sale had to be transferred to Astelit excluding commissions due to the distributor for performing the assignment. At a certain stage of the relationship under this agreement, the distributor began to violate its obligations for indebtedness for received, due but unpaid products.

Despite the distributor is factually a debtor under the agreement, the distributor filed a lawsuit against Astelit on recovery of HRV 106,443 (equivalent to $13,372 as at 31 March 2011), which is allegedly the sum of advance payment for undelivered goods. In the course of court proceedings, Astelit made a counterclaim on recovery of indebtedness in the amount of HRV 35,292 (equivalent to $4,434 as at 31 March 2011).

As a result of consideration of two claims, the Court of First Instance in Kiev dismissed the claim of the distributor and sustained the counterclaim of Astelit. Subsequently, The Kiev Economic Court of Appeal repealed the decision of the Court of First Instance and dismissed the claim of Astelit and sustained the claim of the distributor on recovery of HRV 106,443 (equivalent to $13,372 as at 31 March 2011). The resolution of The Higher Economic Court of Ukraine dated 20 October 2009 remained unaltered the appellate court’s ruling. Thereafter, Astelit management has filed a lawsuit against this conclusion in the Supreme Court of Ukraine, which is the supreme and final degree of jurisdiction against the resolution of the Higher Economic Court of Ukraine.

In December 2009 the Supreme Court of Ukraine has revoked the previous court decisions and forwarded the court file to the Court of First Instance in Kiev to other judges for new legal proceedings. New legal proceedings have started in February 2010. It was decided by the court to conduct judicial expertise by specially authorized Kiev research institute of judicial expertise in order to define real indebtedness. The expertise was initiated in April 2010 and still is in process.
Management believes that such conclusion of the courts has no proper legal basis and does not conform to the facts of the case and evidences. Accordingly, the Company has not recorded any accruals with respect to this matter in its consolidated interim financial statements as at and for the period ended 31 March 2011 (31 December 2010: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

32.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute of Astelit related to Withholding Tax on Interest Expense

Ukranian Tax Administration sent a tax notice to Astelit stating that witholding tax rate on interest expense for the loan agrrement with Euroasia should be 10% for the year 2009. According to Ukrainian legislation and Convention on avoiding double taxation, Astelit paid witholding tax at 2%. Astelit filed the suit to cancel tax notice, which imposed Astelit to pay additional HRV 11,651 (equivalent to $1,464 as at 31 March 2011). On 10 March 2011, Kiev Appeal Administrative Court has upheld the decision of the Administrative Court of First Instance which decided in favor of Astelit on 30 November 2010. Tax Inspection appealed the case. Based on the management opinion, provision amounting to $2,635 is set for the risks belonging to years 2009 and 2010 in the consolidated interim financial statements as at and for the period ended 31 March 2011.

Dispute on VAT and SCT on Roaming Services

On 21 October 2009, based on the Tax Investigation Reports dated 2 October 2009, Presidency of Large Taxpayers Office, Audit Group Management notified the Company that VAT and SCT should be calculated on charges paid to international GSM operators for the calls initiated by the Company’s subscribers abroad and collect from the subscribers and requested TL 255,298 (equivalent to $164,889 as at 31 March 2011) for the period from April 2005 to July 2009, and for an interest to be calculated until the payment date. The Company filed a lawsuit for the cancellation of the aforementioned request. Based on the settlement between the Company and Ministry of Finance, the Company has withdrawn from the lawsuits.

As a result of the settlement made with Ministry of Finance Settlement Commission on 1 June 2010, penalty fee has been settled at TL 20,163 (equivalent to $13,023 as at 31 March 2011) and late payment interest expense was settled at TL 15,998 (equivalent to $10,333 as at 31 March 2011) and related payment was made on 27 July 2010.

Dispute on VAT and SCT regarding Shell & Turcas Petrol A.S Campaign

Turkcell and Shell&Turcas Petrol A.S. signed an agreement on 27 November 2007 where eligible subscribers can get free counters and minutes from the Company or free oil from Shell&Turcas Petrol AS.

As a result of the tax investigation, Tax Controllers notified that VAT and special communication tax are not calculated over the free counters and minutes and imposed special communication tax amounting to TL 1,214 (equivalent to $784 as at 31 March 2011) and tax penalty of TL 1,822 (equivalent to $1,177 as at 31 March 2011) and VAT amounting to TL 874 (equivalent to $564 as at 31 March 2011) and tax penalty of TL 1,315 (equivalent to $849 as at 31 March 2011). On 16 September 2009, the Company filed lawsuits for the cancellation of the tax penalty. The court decided to accept the case. Tax Administration appealed the decisions. Based on the management opinion, the Company has not recorded any accruals with respect to this matter in its consolidated interim financial statements as at and for the period ended 31 March 2010 (31 December 2010: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

32.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Lawsuit initiated by Mep Iletisim AS

On 31 December 2008, Mep Iletisim AS, which is former distributor of the Company and whose agreement is no longer valid, initiated a lawsuit against the Company claiming that it has a loss of TL 64,000 (equivalent to $41,336 as at 31 March 2011) due to the applications of the Company and requested TL 1,000 (equivalent to $646 as at 31 March 2011) and remaining amount to be reserved. The case is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated interim financial statements as at and for the period ended 31 March 2011 (31 December 2010: None).

Investigation of ICTA on the wrongful declarations of the Company and the Company’s refrain from signing the minutes

ICTA decided to initiate an investigation based on the reason that the information provided by the Company within the frame of another investigation of ICTA is inconsistent and wrong, the Company is not in a helpful approach regarding the conduction of the investigation and refraining from signing the minutes drafted by the Audit Committee of ICTA. Investigation report has been sent to the Company. The Company submitted its defense within the due time. In accordance with the decision of ICTA dated 10 February 2011, no penalty has been charged for the Company.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated interim financial statements as at and for the period ended 31 March 2011 (31 December 2010: None).

Decisions of ICTA on tariff plans

On 15 November 2009, ICTA notified that the Company has changed the conditions of a tariff plan after the launch and shall reimburse overcharged amounts to the subscribers. On 1 February 2010, the Company initiated a lawsuit for the cancellation of the decision of ICTA. The Court rejected the Company’s stay of execution request. The case is still pending.

Amount to be reimbursed to the subscribers is calculated as TL 15,660 (equivalent to $10,114 as at 31 March 2011) and deducted from revenues in the consolidated interim financial statements as at and for the year ended 31 December 2009. Reimbursement to subscribers was made in January 2010.

On 17 May 2010, ICTA decided to impose TL 802 (equivalent to $518 as at 31 March 2011) administrative fine against the Company on the ground that one of the tariff option of the Company contradicts the board decision which sets lower limit to the on-net tariffs. The payment was made within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 601 (equivalent to $388 as at 31 March 2011) as fine on 21 June 2010. Besides, the Company filed a lawsuit on 21 July 2010 in request for the cancellation of fine. The Court overruled the suspension of execution request and the Company objected to this decision. The Court rejected the objection request of the Company. The lawsuit is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

32.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Decisions of ICTA on tariff plans (continued)

On 8 March 2010, ICTA informed the Company that an investigation took place on another tariff plan. As a result of the investigation, ICTA decided to apply administrative penalty amounted TL 26,483 (equivalent to $17,105 as at 31 March 2011) to the Company on 22 September 2010. Administrative fine was paid within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 19,862 (equivalent to $12,828 as at 31 March 2011) is paid as a fine on 7 December 2010. The Company initiated a lawsuit to suspend the execution of administrative fine and cancellation, on 10 December 2010. The Court overruled the suspension of execution request and the Company objected to this decision. On 17 February 2011, the Regional Ankara Administrative Court accepted the objection and decided to suspend the execution. ICTA reimbursed the paid amount on 30 March 2011.

Amount to be reimbursed to the subscribers is calculated as TL 13,432 (equivalent to $8,688 as at 31 December 2010) for the year 2010 and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2010. As a result of the court decision for the suspension of execution dated 17 February 2011, the Company decided not to reimburse TL 6,295 (equivalent to $4,066 as at 31 December 2010). Reimbursement to subscribers was made in February 2011.

Decision of ICTA regarding telephone directory and unknown numbers service

On 7 July 2010, ICTA decided to fine the Company by TL 401 (equivalent to $259 as at 31 March 2011) and transfer back all kinds of software, hardware, infrastructure and equipment which make available the telephone directory and unknown numbers service to the ownership of the Company from its wholly owned subsidiary on the ground that ownership of the whole system related to telephone directory and unknown number service is not pertain to the Company. Administrative fine was paid within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 301 (equivalent to $194 as at 31 March 2011) as fine on 7 September 2010.

The Company filed a lawsuit on 22 September 2010 for the suspension and cancellation of the execution. The Court overruled the suspension of execution request of the Company and the Company objected to this decision however the court rejected the Company’s objection. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated interim financial statements as at and for the period ended 31 March 2011 (31 December 2010: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

32.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation of the Competition Board regarding applications to the distributors

On 11 November 2009, Competition Board decided to initiate an investigation against the Company on the ground that the Company, through its applications to its distributors, violates the related clauses of the Competition Act numbered 4054. Within the context of the investigation, the Company submitted its statement of defense. The investigation took place as an on-site examination and inspection in March 2010. The Competition Board decided to examine the claims of Vodafone regarding this investigation within the context of this file. Besides, the Company’s action concerning abuse of dominant position in the wholesale or retail market of simcard, unit card, digital unit, activation and other subscriber services by obstructing the activity of Avea is examined in the context of this investigation and Avea is accepted as a complainant. Investigation report is submitted to the Company in August 2010 and the Company submitted its defense statement to the Board. Additional Written Opinion is submitted to the Company in February 2011 and the Company submitted its written defense to Additional Written Opinion within the due date.

Investigation of ICTA based on the complaint of a subscriber

ICTA decided to initiate an investigation through its decision dated 12 May 2010 based on the complaint of Ozalp Insaat Pazarlama Tic. Ltd. Sti., and requested certain information and documents from the Company. The Company provided its response related to the matter to ICTA. Investigation report is notified to the Company and the Company has submitted its defense statement to ICTA within the due date.

On 13 January 2011, ICTA decided to impose administrative fine to the Company amounting to TL 8,020 (equivalent to $ 5,180 as at 31 March 2011) for making some subscribers suffer and TL 2,000 (equivalent to $ 1,295 as at 31 March 2011) for misinforming the Authority. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment totaling to TL 7,515 (equivalent to $4,854 as at 31 March 2011) is made on 17 February 2011. The Company filed two lawsuits on 14 March 2011 for the suspension of execution and cancellation of the administrative fine. The cases are still pending.

Investigation on breaching confidentiality of personal data and relevant legislation which is launched by ICTA

ICTA decided to launch preliminary investigation on breaching confidentiality of personal data and relevant legislation, within the context of the news in the press regarding unlawful wiretapping. ICTA authorities made an on-site inspection in July 2010. On 22 September 2010, ICTA decided to launch an investigation against the Company for detailed examination of the matter. Information and documents demanded by ICTA were submitted to the ICTA. In January 2011, investigation report was sent to the Company. The Company submitted its written defense within the due date.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

32.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on treasury share in accordance with the amended license agreement

Based on the law enacted on 3 July 2005 with respect to the regulation of privatization, gross revenue description used for the calculation of treasury share has been changed. According to this new regulation, accrued interest charges for the late payments, taxes such as indirect taxes, and accrued revenues are excluded from the description of gross revenue. Calculation method of gross revenue for treasury share stipulated in the law according to the new regulation shall be valid as of the application date of the Company with the claim of amendment of its license agreement in compliance with the said Law. In the meanwhile, the Company realized the payments including above-mentioned items between 21 July 2005 and 10 March 2006, when the amendment in license agreement was effective.

On 9 June 2008, the Company filed a lawsuit before Administrative Court for the difference between the aforementioned period amounting to TL 102,649 (equivalent to $66,298 as at 31 March 2011) and interest amounting to TL 68,276 (equivalent to $ 44,097 as at 31 March 2011) till to the date the case is filed. The Administrative Court rejected the case and the Company appealed the decision. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated interim financial statements as at and for the period ended 31 March 2011 (31 December 2010: None).

Based on the 9th article of the license agreement dated 10 March 2006, the Company has been obliged to pay 0.35% of its yearly gross revenue once a year as ICTA Fee. However, in the previous license agreement, the Company was obliged to pay 0.35% of its yearly gross revenue after deducting treasury share, universal service fund and other indirect taxes from the calculation base whereas in the new agreement, these aforementioned payments are not deducted from the base of the calculation. Therefore, on 12 April 2006, the Company has initiated a lawsuit for the cancellation of the 9th article of the new license agreement. On 10 March 2009, the Court rejected the case. The Company appealed the decision. Appeal process is still pending.

Dispute on ICTA fee payment based on the amended license agreement

On 21 June 2006, ICTA notified the Company that the ICTA fee for the year 2005 which had been already paid in April 2006 should have been calculated according to the new license agreement dated 10 March 2006 instead of the previous license agreement which was effective in the year 2005. Therefore, ICTA requested the Company to pay additional TL 4,011 (equivalent to $2,591 as at 31 March 2011) and its accrued interest. The Company made the payment and initiated a lawsuit for the injunction and cancellation of the aforesaid decision of ICTA on 28 August 2006. On 24 July 2009, the Court decided in favor of the Company and annulled additional payment request of ICTA. The ICTA appealed the decision. Appeal process is still pending. The Company received the related principal amount of TL 4,011 (equivalent to $2,591 as at 31 March 2011) on 8 February 2010 and recorded income in the consolidated interim financial statements as at and for the year ended 31 December 2009. On 17 March 2010, the Company initiated a lawsuit for the accrued interest amounting to TL 3,942 (equivalent to $2,546 as at 31 March 2011). The case is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise concerning the accrued interests, no asset or related income is recognized in the consolidated interim financial statements as at and for the period ended 31 March 2011 (31 December 2010: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

32.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Penalty issued to Superonline regarding trenching activities

On 13 January 2011 Ankara Municipality issued a penalty of TL 8,863 (equivalent to $5,724 as at 31 March 2011) to Superonline related to Superonline’s trenching activities. Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is less than probable, thus, no provision is recognized in the consolidated interim financial statements as at and for the period ended 31 March 2011 (31 December 2010: None).

Dispute with Avea on SMS interconnection termination fees

On 22 December 2006, Avea initiated a lawsuit against the Company claiming that although there was an agreement between the Company and Avea stating that both parties would not charge any SMS interconnection termination fees, the Company has charged SMS interconnection fees for the messages terminating on its own network and also assumed liabilities for the SMS terminating on Avea’s network and made interconnection payments to Avea after deducting the net balance of those SMS charges and accruals. Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TL 6,480 (equivalent to $4,185 as at 31 March 2011) for the period between January 2006 and August 2006 with its accrued interest till payment. On 25 November 2008, the Court decided in favor of Avea. The Company has appealed the decision. Supreme Court of Appeal reversed the judgment of the Local Court. The Company has paid the principal of TL 6,480 (equivalent to $4,185 as at 31 March 2011), late payment interest of TL 5,103 (equivalent to $3,296 as at 31 March 2011) and related fees of TL 524 (equivalent to $338 as at 31 March 2011) on 30 March 2009.

In line with the court decision stating that charging SMS interconnection termination fees violates the agreement between the Company and Avea, neither SMS interconnection revenue nor SMS interconnection expense has been recognized from February 2005 to 23 March 2007.

Moreover, the Company applied to ICTA for the determination SMS interconnection termination fees and starting from 23 March 2007, the Company has applied the SMS interconnection termination fees announced by ICTA until January 2009. ICTA determined new SMS termination rate in January 2009 upon the application of Avea.

Dispute with Avea on SMS interconnection termination fees (continued)

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated interim financial statements as at and for the period ended 31 March 2011 (31 December 2010: None).

Dispute with T-Medya

Arbitration procedures regarding three real estates which are in the ownership of the Company in Izmir, Adana and Ankara, are commenced with the letter dated 13 August 2010 against T-Medya who is the lessee of the real estates and delinquent for the period between 2003-2010 rental period, to collect the unpaid rentals and its accrued interest in the amount of TL 8,914 (equivalent to $5,757 as at 31 March 2011). The arbitration processes are still pending.

A bad debt reserve for the receivable amount of 8,709 TL (equivalent to $5,625 as at 31 March 2011) for T-Medya has been recognized in the financial statements of the Company as at and for the period ended 31 March 2011 in accordance with the bad debt policy of the Company.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

32.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation initiated by ICTA upon a complaint of subscriber on international roaming campaigns

On 30 December 2010, ICTA launched an investigation upon a complaint of a consumer regarding the Company’s billing and pricing practices. ICTA looks over the pricing and billing problems stem from the international roaming campaigns within 2009 and 2010. ICTA requested information about the campaigns and the Company submitted its explanations on the issue to ICTA.

Investigation initiated by ICTA regarding Number Portability

On 26 January 2011, ICTA opened an investigation regarding “rejection of number portability requests” and “compatibility of reasons to those rejections with Number Portability Regulation”. ICTA carried out an inspection in the Company between 28 February 2011 and 4 March 2011. Requested information regarding the investigation was submitted to ICTA within the due date.

Investigation initiated by ICTA upon complaint of subscriber of data tariffs’ charging

On 9 March 2011, ICTA opened an investigation upon a complaint of a consumer regarding the Company’s miss charging of data tariffs. An inspection has been carried out between 30 – 31 March in the Company by ICTA.

Investigation of ICTA on the implementation of article 18 of “By-law on Consumer Rights in the Electronic Communications Sector”

On 22 February 2011, ICTA decided to investigate compatibility of Company’s practices regarding the “cancellation procedure” which is regulated at article 18 of the By-law on Consumer Rights in the Electronic Communications Sector. Investigation Report is submitted to the Company and the Company will submit its defense statement to ICTA within due the date.

Investigation of ICTA related with application of an article of the Regulation on Consumer Rights in the Electronic Communications Sector

On 22 February 2011, ICTA decided to investigate compatibility of Company’s practices regarding “cancellation procedure” which is regulated by “Consumer Right Ordinance” article 18. Investigation Report is submitted to the Company and the Company will submit its defense statement to ICTA within due date.

Dispute with Turk Telekom with respect to numbers beginning with 444

The Company filed a lawsuit on 25 April 2008 against Türk Telekom to collect TL 1,777 (equivalent to $1,148 as at 31 March 2011) including principal, overdue interest and delay fee which has been collected by Turk Telekom within the period of March 2007-February 2008 by pricing the calls started from the Company’s network and terminated at the numbers in form of “444 XX XX” which are assigned to the Company’s subscribers in accordance with special service call termination tariff. The Court decided in favor of the Company on 23 March 2011. The Court has not prepared the written decision yet.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

33.	Related parties

Transactions with key management personnel:

Key management personnel comprise the Group’s directors and key management executive officers.

As at 31 March 2011 and 31 December 2010, none of the Group’s directors and executive officers has outstanding personnel loans from the Group.

In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers and contributes to a post-employment defined plan on their behalf. The Group is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits.

Total compensation provided to key management personnel is $2,948 and $2,438 for the three months ended 31 March 2011 and 2010, respectively.

The Company has agreements or protocols with several of its shareholders, consolidated subsidiaries and affiliates of the shareholders.

Other related party transactions:

Due from related parties – long term	31 March 2011	31 December 2010
T-Medya	656	1,044

Receivables from T-Medya consists of receivables based on rent agreements, accrued interests for outstanding balance and unpaid building expenses. Due from related parties long term is shown net of allowance for doubtful debts amounting to $5,767 as at 31 March 2011 (31 December 2010:$ 5,897).

Due from related parties – short term	31 March 2011	31 December 2010
System Capital Management (“SCM”)	39,273	38,202
Digital Platform Teknoloji Hizmetleri AS (“Digital Platform”)	6,279	21,307
A-Tel	4,136	13,260
ADD Production Media AS. (“ADD”)	1,319	1,796
Kyisvstar GSM JSC (“Kyivstar”)	1,476	1,225
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	-	8,212
Other	9,822	4,895
	62,305	88,897

Due from related parties short term is shown net of allowance for doubtful debts amounting to $2,724 as at 31 March 2011 (31 December 2010: $2,998).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

33.	Related parties (continued)

Other related party transactions (continued)

Due to related parties – short term	31 March 2011	31 December 2010
Hobim Bilgi Islem Hizmetleri AS (“Hobim”)	3,247	2,766
Mapfre Genel Yasam Sigorta AS (“Mapfre”)	1,809	473
Intralot SA (“Intralot”)	485	910
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	483	909
Other	5,301	5,702
	11,325	10,760

Substantially, all of the significant due from related party balances is from Cukurova Group companies.

Due from SCM, non-controlling shareholder of Euroasia, resulted from the loan that SCM utilized from Financell with maturity of 30 December 2011.

Due from Digital Platform, a company whose majority shares are owned by Cukurova Group, mainly resulted from receivables from call center revenues as of 31 March 2011.

Due from A-Tel, a 50-50 joint venture of the Company and SDIF mainly, resulted from simcard and scratch card sales to this company.

Due from ADD, a company whose majority shares are owned by Cukurova Group, resulted from advances given for advertising and sponsorship services.

Due from Kyivstar, whose shares are owned by one of the shareholders of the Company, mainly resulted from call termination and international traffic carriage services rendered to this company.

Due from KVK Teknoloji, a company whose majority shares are owned by Cukurova Group, mainly resulted from simcard and scratch card sales to this company.

Due to Hobim, a company whose majority shares are owned by Cukurova Group, resulted from the invoice printing services rendered by this company.

Due to Mapfre, a company owned by one of the shareholders of the Group, provides insurance services to the Group.

Due to Intralot, a company incorporated under the laws of Greece and is the shareholder of Inteltek, a subsidiary of the Group. The Group purchases game software and maintenance services.

Due to KVK, a company whose majority shares are owned by Cukurova Group, resulted from the payables for sales commissions and terminal purchases.

The Group’s exposure to currency and liquidity risk related to due from/(due to) related parties is disclosed in Note 29.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

33.	Related parties (continued)

Transactions with related parties

Intragroup transactions that have been eliminated are not recognized as related party transaction in the following table:

	Three months ended 31 March
Revenues from related parties	2011	2010
Sales to KVK Teknoloji
Simcard and prepaid card sales	106,175	119,695
Sales to Kyivstar
Telecommunications services	10,558	9,721
Sales to Digital Platform
Call center revenues and interest charges	6,536	4,929
Sales to A-Tel
Simcard and prepaid card sales	4,527	4,541
Finance income from SCM
Interest income	1,071	1,982
Sales to Teliasonera
Telecommunications services	815	1,233
Sales to Millenicom Telekomunikasyon AS (“Millenicom”)
Telecommunications services	620	1,353
Sales to CJSC Ukrainian Radiosystems
Telecommunications services	450	231

	Three months ended 31 March
Related party expenses	2011	2010
Charges from Kyivstar
Telecommunications services	7,142	11,284
Charges from A-Tel (*)
Dealer activation fees and others	6,490	7,776
Charges from Hobim
Invoicing and archieving services	5,628	5,798
Charges from KVK Teknoloji
Dealer activation fees and others	4,786	6,805
Charges from Teliasonera International
Telecommunications services	1,160	2,842
Charges from Millenicom
Telecommunications services	371	633
Charges from CJSC Ukrainian Radiosystems
Telecommunications services	365	483
Charges from ADD
Advertisement and sponsorship services	-	34,183

* Charges from A-Tel have been eliminated to the extent of the Company’s interest in A-Tel for the three months ended 31 March 2011 and 2010 amounting to $6,490 and $7,776, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

33.	Related parties (continued)

Transactions with related parties (continued)

The significant agreements are as follows:

Agreements with KVK Teknoloji:

KVK Teknoloji, incorporated on 23 October 2002, one of the Company’s principal simcard distributors, is a Turkish company, which is affiliated with some of the Company’s shareholders. In addition to sales of simcards and scratch cards, the Company has entered into several agreements with KVK Teknoloji, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK Teknoloji must place advertisements for the Company’s services in newspapers. The objective of these agreements is to promote and increase handset sales with the Company’s prepaid and postpaid brand simcards, thereby supporting the protection of the Company’s market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK Teknoloji and the total advertisement benefit received, reflected in the Company’s market share in new subscriber acquisitions. Distributors’ campaign projects and market share also contributed to the budget allocation.

The amount of handset sales to the subscribers of the Company performed by KVK Teknoloji for the period ended 31 March 2011 is TL 67,921 (equivalent to $43,868 as at 31 March 2011)  which is paid to KVK Teknoloji in advance in accordance with certain commitment arrangements and collected from the subscribers throughout the campaign period.

Agreements with Kyivstar:

Alfa Group, a minor shareholder of the Company, holds the majority shares of Kyivstar. Astelit is receiving call termination and international traffic carriage services from Kyivstar.

Agreements with Digital Platform:

Digital Platform, a direct-to-home digital television service company under the Digiturk brand name, is a subsidiary of one of the Company’s principal shareholders, Cukurova Group. Digital Platform acquired the broadcasting rights for Turkish Super Football League by the tender held on 15 July 2004, until 31 May 2008 and the broadcasting rights were extended until 31 May 2010 with a new agreement dated 5 May 2005.

On 23 December 2005, “Restructuring Framework Agreement” and supplemental sponsorship agreements was signed between Digital Platform and the Company. Within the framework of the agreement, Digital Platform will pay its liabilities to Company including interest accrued partially in cash and partially by providing sponsorship services until 15 July 2011. On 4 June 2010, Digital Platform notified the Company to annul Lig TV sponsorship agreement, one of the supplemental agreements within the framework of  “Restructuring Framework Agreement” and declared that Digital Platform will pay its debt to the Company only in cash according to the payment schedule in “Restructuring Framework Agreement”. With the protocol dated 31 January 2011, the agreement dated 23 December 2005 is cancelled with the mutual agreement of the parties. The remaining receivable balance from Digital Platform with respect to the protocol was paid in 2 equal installments in February 2011 and March 2011.

The Company also has an agreement for call center services provided by the Company’s subsidiary Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri AS (“Global”).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

33.	Related parties (continued)

Transactions with related parties (continued)

Agreements with A-Tel:

A-Tel is involved in the marketing, selling and distributing the Company’s prepaid systems. A-Tel is a 50-50 joint venture of the Company and SDIF. A-Tel acts as the only dealer of the Company for Muhabbet Kart (a prepaid card), and receives dealer activation fees and simcard subsidies for the sale of Muhabbet Kart. In addition to the sales of simcards and scratch cards through an extensive network of newspaper kiosks located throughout Turkey, the Company has entered into several agreements with A-Tel for sales campaigns and subscriber activations.

Agreements with SCM:

SCM, non-controlling shareholder of Euroasia, obtained loan from Financell.

Agreements with Teliasonera International:

Teliasonera International is the mobile operator that provides telecommunication services in the Nordic and Baltic countries. Teliasonera International is rendering and receiving call termination and international traffic carriage services to and from the Astelit.

Agreements with Millenicom:

European Telecommunications Holding AG (“ETH”), a subsidiary of Cukurova Group, holds the majority shares of Millenicom. Millenicom is rendering and receiving call termination and international traffic carriage services to and from the Company.

Agreements with CJSC Ukrainian Radiosystem:

CJSC Ukrainian Radiosystems owned by Vimpelcom provides mobile communications services is rendering and receiving call termination and international traffic carriage services to and from the Astelit.

Agreements with Hobim:

Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by Cukurova Group. The Company has entered into invoice printing and archiving agreements with Hobim under which Hobim provides the Company with scratch card printing services, monthly invoice printing services, manages archiving of invoices and subscription documents for an indefinite period of time. Prices of the agreements are determined as per unit cost plus profit margin.

Agreements with ADD:

ADD, a media planning and marketing company, is a Turkish company owned by one of the Company’s principal shareholders, Cukurova Group. The Company was operating a media purchasing agreement with ADD, which was revised on 1 September 2009 and was effective until 31 August 2010. The purpose of this agreement was to benefit from the expertise and bargaining power of ADD against third parties, regarding the formation of media purchasing strategies for both postpaid and prepaid brands. However, the agreement was annulled effective from 2 August 2010 as a result of the notification dated 28 May 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

34.	Group entities

The Group’s ultimate parent company is Turkcell. Subsidiaries of the Company as at 31 March 2011 and 31 December 2010 are as follows:

Subsidiaries

			Effective Ownership Interest

Name	Country of incorporation	Business	31 March 2011 (%)	31 December 2010 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Global	Turkey	Customer relations management	100	100
Turktell Bilisim Servisleri AS	Turkey	Information technology, value added GSM services investments	100	100
Superonline	Turkey	Telecommunications	100	100
Turktell Uluslararasi Yatırım Holding AS	Turkey	Telecommunications investments	100	100
Turkcell Kurumsal Satıs ve Dagıtım Hizmetleri AS	Turkey	Telecommunications	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji Arastirma ve Gelistirme AS	Turkey	Research and Development	100	100
Kule Hizmet ve Isletmecilik AS*	Turkey	Telecommunications infrastructure business	100	100
Sans Oyunlari Yatirim Holding AS	Turkey	Betting business investments	100	100
Financell	Netherlands	Financing business	100	100
Rehberlik Hizmetleri AS	Turkey	Telecommunications	100	100
Beltur BV	Netherlands	Telecommunications investments	100	100
Surtur BV	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul Hizmetleri AS	Turkey	Property investments	100	100
LLC Global	Ukraine	Customer relations management	100	100
FLLC Global	Republic of Belarus	Customer relations management	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Talih Kusu Altyapi Hizmetleri AS	Turkey	Telecommunications investments	100	100
Turkcell Europe GmbH	Germany	Telecommunications	100	100
Corbuss Kurumsal Telekom Servis Hizmetleri AS	Turkey	GSM services	99	99
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Inteltek	Turkey	Betting business	55	55
Euroasia	Netherlands	Telecommunications	55	55
Astelit	Ukraine	Telecommunications	55	55
Azerinteltek	Azerbaijan	Betting Business	28	28
*Brandname of Kule Hizmet ve Isletmecilik AS is Global Tower.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)
(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), but not approved by the General Assembly on 21 April 2011.)

35.	Subsequent events

1.	As a result of the voting in the General Assembly meeting of the Company dated 21 April 2011:
a) Consolidated Statement of Financial Position and Consolidated Statement of Income relating to fiscal year 2010 prepared in accordance with the accounting standards published by Capital Markets Board of Turkey were not approved.
b) The Board members were not released in respect of the Company’s activities and operations of the fiscal year 2010.
c) The statutory auditors were not released in respect of the Company’s activities and operations of the fiscal year 2010 and new statutory auditors for the fiscal year 2011 were not elected.
d) The Board of Directors’ recommendation to distribute a dividend of 75% from the fiscal year 2010 profits was not approved.

2.
Fizy Iletisim Anonim Sirketi (“Fizy”), whose 70% of shares are held by Turktell and Corbuss, was established on 6 April 2011. Fizy’s operations consist of music and video broadcasting, music subscription sales, production, advertisement, publicity and promotion services upon internet. Fizy Medya Internet ve Bilisim Teknolojileri Limited Sirketi transferred its domain name, brand, customer database and software to Tuktell on 28 January 2011 and Turktell committed to put these rights as capital to Fizy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 29, 2011	By:	/s/ Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 29, 2011	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations – Division Head